     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1996
                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             NEXTWAVE TELECOM INC.
             (Exact name of registrant as specified in its charter)
                            ------------------------

             DELAWARE                            4812                           33-0663509
 (State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
  incorporation or organization)     Classification Code Number)           Identification No.)

                            9455 TOWNE CENTRE DRIVE
                        SAN DIEGO, CALIFORNIA 92121-1964
                                 (619) 597-4040
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                ALLEN B. SALMASI
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             NEXTWAVE TELECOM INC.
                            9455 TOWNE CENTRE DRIVE
                        SAN DIEGO, CALIFORNIA 92121-1964
                                 (619) 597-4040
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

      SCOTT N. WOLFE, ESQ.               FRANK A. CASSOU, ESQ.              MATTHEW J. MALLOW, ESQ.
        LATHAM & WATKINS           SENIOR VICE PRESIDENT AND GENERAL          MARK C. SMITH, ESQ.
                                                COUNSEL
   701 "B" STREET, SUITE 2100            NEXTWAVE TELECOM INC.               SKADDEN, ARPS, SLATE,
  SAN DIEGO, CALIFORNIA 92101           9455 TOWNE CENTRE DRIVE                  MEAGHER & FLOM
         (619) 236-1234             SAN DIEGO, CALIFORNIA 92121-1964            919 THIRD AVENUE
                                             (619) 597-4040                 NEW YORK, NEW YORK 10022
                                                                                 (212) 735-3000

                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------

                                                                     PROPOSED MAXIMUM     AMOUNT OF
                      TITLE OF EACH CLASS OF                        AGGREGATE OFFERING    REGISTRATION
                    SECURITIES TO BE REGISTERED                          PRICE(1)            FEE
- --------------------------------------------------------------------------------------------------------
Series B Common Stock, $.0001 par value............................    $300,000,000      $103,449.00
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

              CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-1

                 REGISTRATION STATEMENT
                    ITEM AND HEADING                           PROSPECTUS CAPTIONS
       ------------------------------------------   ------------------------------------------
 1.    Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus....   Forepart of the Registration Statement and
                                                    Outside Front Cover Page of Prospectus
 2.    Inside Front and Outside Back Cover Pages
       of Prospectus.............................   Inside Front and Outside Back Cover Pages
                                                    of Prospectus
 3.    Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges........   Prospectus Summary; Risk Factors; Selected
                                                    Financial Data
 4.    Use of Proceeds...........................   Prospectus Summary; Use of Proceeds
 5.    Determination of Stock Offering Price.....   Outside Front Cover Page of Prospectus;
                                                    Risk Factors; Underwriting
 6.    Dilution..................................   Dilution
 7.    Selling Security Holders..................                       *
 8.    Plan of Distribution......................   Outside Front Cover Page of Prospectus;
                                                    Underwriting
 9.    Description of Securities to be
       Registered................................   Description of Capital Stock
10.    Interests of Named Experts and Counsel....                       *
11.    Information with Respect to the
       Registrant................................   Prospectus Summary; Risk Factors; Selected
                                                    Financial Data; Management's Discussion
                                                    and Analysis of Financial Condition and
                                                    Results of Operations; The Wireless
                                                    Telecommunications Industry; Business;
                                                    Regulation of Wireless Telecommunications
                                                    Industry; Management; Principal
                                                    Stockholders; Certain Relationships and
                                                    Related Transactions; Description of
                                                    Capital Stock; Shares Eligible for Future
                                                    Sale; Certain Indebtedness; Underwriting;
                                                    Experts; Consolidated Financial Statements
12.    Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities...............................                       *

- ---------------
* Not Applicable.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 10, 1996

PROSPECTUS

                                                SHARES

                                      LOGO

                             NEXTWAVE TELECOM INC.
                             SERIES B COMMON STOCK
                            ------------------------

     All of the shares of Series B Common Stock, par value $.0001 per share (the "Series B Common Stock"), offered hereby (the "Stock Offering") are being sold by NextWaveTelecom Inc. (the "Company").

     The common stock, par value $.0001 per share, of the Company has been designated into two series, consisting of Series A Common Stock and Series B Common Stock (collectively, the "Common Stock"). Following completion of the Stock Offering, the holders of the Series A Common Stock will control in excess of 25.0% of the outstanding equity of the Company on a fully-diluted basis. As a result of their equity ownership and the corporate governance provisions regarding voting, the holders of the Series A Common Stock will have the right to elect a majority of the Board of Directors of the Company and will have voting control of the Company, with the exception of certain extraordinary corporate actions which require approval of the holders of the Series B Common Stock voting separately as a class. See "Risk Factors -- Control by Certain Stockholders; Antidilution Provision for Series A Common Stock" and "Description of Capital Stock."

     Prior to the Stock Offering, there has been no public market for the Series B Common Stock. It is currently estimated that the initial public offering price
will be between $          and $          per share. See "Underwriting" for a
discussion of certain factors to be considered in determining the initial public offering price. The Company has applied to have the Series B Common Stock approved for listing on The Nasdaq National Market under the symbol "SURF."

      SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SERIES B COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                PRICE TO            UNDERWRITING           PROCEEDS TO
                                                 PUBLIC              DISCOUNT(1)           COMPANY(2)
- -----------------------------------------------------------------------------------------------------------
Per Share................................           $                     $                     $
- -----------------------------------------------------------------------------------------------------------
Total(3).................................           $                     $                     $
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the Stock Offering payable by the Company
    estimated at $         .

(3) The Company has granted the Underwriters an option exercisable within 30 days after the date hereof to purchase up to an aggregate of additional shares of Series B Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company
    will be $         , $         and $         , respectively. See
    "Underwriting."
                            ------------------------

     The shares of Series B Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Series B Common Stock will be made
in New York, New York, on or about July   , 1996.
                            ------------------------
MERRILL LYNCH & CO.                                              LEHMAN BROTHERS
                           BEAR, STEARNS & CO. INC.
                                                      PRUDENTIAL SECURITIES
INCORPORATED

                                                                     ING BARINGS
                            ------------------------

                The date of this Prospectus is           , 1996.

          [SHADED MAP OF U.S. SHOWING COMPANY'S MARKETS APPEARS HERE]

             REGIONS                                 ANCHOR CITIES                         POPS
- ---------------------------------  -------------------------------------------------    -----------
New York Metro...................  New York City                                         22,176,800
Southern California..............  Los Angeles; San Diego                                18,086,900
Midwest..........................  Cleveland; Pittsburgh; Cincinnati; Columbus;
                                   Louisville; Indianapolis; Dayton                      15,100,700
Mid-Atlantic.....................  Washington, D.C.; Baltimore; Charlotte; Norfolk;
                                   Greensboro; Richmond                                  14,608,200
Southwest........................  Houston; Kansas City; San Antonio; Oklahoma City      13,224,300
New England......................  Boston; Providence                                     7,769,800
Florida..........................  Tampa; Orlando; Jacksonville                           6,936,200
                                                                                        -----------
                                                                                         97,902,900
                                                                                          =========

                            ------------------------

NextWave Telecom(TM) and TELE*Code(TM) are trademarks of the Company.

                            ------------------------

     IN CONNECTION WITH THE STOCK OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES B COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Pursuant to the Company's Restated Certificate of Incorporation, all rights to acquire shares of Series C Common Stock will be converted into rights to acquire shares of Series B Common Stock upon consummation of the Stock Offering, and for purposes of this Prospectus, all rights to acquire shares of Series C Common Stock are assumed to be converted into rights to acquire shares of Series B Common Stock. As used in this Prospectus, "NextWave" or the "Company" refers to NextWave Telecom Inc. and its subsidiaries. When used herein with respect to a given area, the term "POPs" refers to the aggregate number of persons located in such area, based on the 1994 estimated U.S. population data contained in Rand McNally's 1995 Commercial Atlas and Marketing Guide. See "Glossary of Terms" for definitions of certain terms used in this Prospectus.

                                  THE COMPANY

GENERAL

     NextWave was formed to build and operate Personal Communications Services ("PCS") networks. In May 1996, NextWave was named the winning bidder for PCS licenses representing approximately 98 million POPs in the C-Block Auction held by the Federal Communications Commission ("FCC"). Upon final granting of its PCS licenses, NextWave believes it will have the third largest number of licensed POPs among cellular and PCS licensees in the United States, after AT&T Wireless Services, Incorporated and Sprint Spectrum L.P. To date, the Company has raised an aggregate of approximately $450 million in private capital to finance the acquisition of PCS licenses and commence the development of its PCS networks. NextWave has filed its applications with the FCC for PCS licenses in 56 Basic Trading Areas ("BTAs," collectively the "Markets") and has paid the FCC the required 5% initial deposit of approximately $210 million.

     NextWave believes that its Markets are some of the most attractive in the United States, with demographics that would suggest higher than average use of wireless telephony. The Company's Markets include some of the most densely populated cities in the United States, including New York, Los Angeles, Boston, Houston and Washington, D.C. The Markets are also characterized by high population growth rates, high disposable income levels, long average commute times and significant percentages of dual household wage earners.

     NextWave intends to operate primarily as a "carriers' carrier," wholesaling low-cost minutes of use ("MOUs") to a broad range of resellers. The Company plans to target several categories of customers, including long distance companies, the Regional Bell Operating Companies ("RBOCs") and other local exchange carriers ("LECs"), competitive access providers ("CAPs"), other major PCS retailers, cellular service providers, utilities, cable television system operators and independent resellers, as well as retailers and manufacturers of mass-market consumer products and services. By purchasing MOUs from the Company, these companies will be able to offer competitively priced wireless services under their own brand names without substantial capital investment and without purchasing MOUs from direct competitors. The Company believes that its strategy will generate high volumes of MOUs over its networks.

     The Company believes the demand for wireless telecommunications will continue to grow dramatically and that PCS will capture a significant share of the wireless market. Currently, wireless penetration in the U.S. is estimated to be 13% and, according to Paul Kagan Associates, Inc., is expected to exceed 47% by 2006. As reported by the Cellular Telecommunications Industry Association ("CTIA"), the compound annual growth rate of cellular subscribers exceeded 45% from 1993 through 1995. Despite this rapid growth in the number of cellular subscribers, wireless MOUs represent only a small portion of total telecommunications traffic due to capacity constraints which discourage cellular providers from aggressively pricing their services. The Company believes that the demand for wireless service is highly elastic and that the anticipated lower cost and higher quality of PCS service will fuel further growth in the wireless market.

BUSINESS STRATEGY

     NextWave intends to build and operate digital networks through which the Company will provide low-cost, advanced wireless communications services. The principal components of the Company's business strategy are to (i) operate primarily as a "carriers' carrier," wholesaling MOUs to a broad range of customers, including wireless service providers, (ii) provide low-cost minutes of use, (iii) capitalize on the widespread geographic coverage ("footprint") of its networks, (iv) leverage the Company's technical expertise and (v) offer value-added products and services to PCS resellers and their subscribers.

     - OPERATE AS A CARRIERS' CARRIER. By operating primarily as a wholesaler of MOUs, NextWave will not market directly to consumers, but instead expects to sell a high volume of MOUs on its networks to branded wireless resellers who in turn will sell to consumers. The Company believes that the movement among major branded providers to bundle their services, such as the recent announcements by AT&T and MCI, will create an opportunity for NextWave to offer MOUs to those carriers that have not yet acquired the means to provide digital wireless services and to PCS providers seeking to fill in geographic gaps or create incremental capacity.

     - PROVIDE LOW-COST MINUTES OF USE. NextWave will seek to be a low-cost operator of PCS networks by pursuing a high-volume wholesale strategy and by building efficient PCS networks. In order to execute this strategy, the Company intends to (i) implement Code Division Multiple Access ("CDMA") technology, which requires 30%-50% fewer cell sites than alternative digital technologies, (ii) organize the Markets into geographic regions, resulting in operational efficiencies and economies of scale, (iii) perform its own network engineering and design rather than rely on equipment suppliers to design its networks and (iv) sell MOUs to resellers rather than directly to end-users, significantly reducing the Company's marketing expenses. NextWave's high volume strategy will provide for increased capacity utilization which should reduce the Company's average cost per MOU.

     - CAPITALIZE ON WIDESPREAD GEOGRAPHIC COVERAGE. Upon final granting of its PCS licenses, NextWave believes it will have the third largest number of licensed POPs among cellular and PCS licensees in the United States, representing approximately 38% of the U.S. population. NextWave's Markets represent five of the ten largest BTAs and 25 of the 50 largest BTAs. The Company believes that the breadth of its footprint and the demographics of the Markets will enhance its attractiveness to potential reseller customers and will minimize expensive out-of-region "roaming" charges. In the future, NextWave will selectively expand its footprint through strategic alliances, acquisitions and participation in planned FCC auctions.

     - LEVERAGE TECHNICAL EXPERTISE. The Company is building a management team with significant experience in designing, deploying and operating sophisticated wireless networks. Mr. Allen Salmasi, Chairman, President and Chief Executive Officer of the Company, led the successful development and standardization of CDMA technology as President of the Wireless Telecommunications Division and Chief Strategic Officer of QUALCOMM Incorporated ("QUALCOMM"), a leading wireless equipment company. Other members of NextWave management have substantial expertise in network engineering, planning and operations, as well as business development, regulatory matters and marketing. The Company believes that management's expertise will allow NextWave to (i) efficiently design high-quality, low-cost wireless networks, (ii) incorporate advances in wireless technology and upgrade the Company's networks as appropriate and
       (iii) capitalize on emerging trends and opportunities in the wireless industry.

     - OFFER VALUE-ADDED PRODUCTS AND SERVICES. In addition to offering low-cost MOUs to resellers, the Company also intends to offer other products such as wireless local loop services and wireless PBX applications. The Company's networks will also support advanced wireless features including caller ID, over-the-air activation, integrated paging, call answering and handset-based Internet access. The Company also plans to market other wireless services such as wireless meter reading for utility companies.

NETWORK BUILD-OUT

     General. The Company intends to offer wide area mobility service in certain of the Markets, including New York City, Los Angeles/San Diego, Washington, D.C./Baltimore, Boston and Houston, by the end of 1997 and in the remaining Markets by the end of 1998. Prior to offering full coverage, NextWave intends to make available limited coverage service within approximately one year of the date of the FCC's license grants. This will allow the Company to offer its resellers commercial-grade service in selected areas while the wide area mobility system is implemented. Unlike other PCS operators, NextWave will perform a substantial portion of its own network design and systems engineering, rather than rely on equipment vendors to provide such services.

     Deployment Status. NextWave has organized its Markets into seven geographic regions to provide for operational efficiencies, to lower infrastructure costs and to facilitate the network build-out. In each of its regions, the Company is assembling deployment teams which are in the process of selecting and acquiring cell sites and designing the networks. The Company is completing its initial radio engineering plans for deployment of CDMA systems in its New York City, Los Angeles/San Diego, Washington, D.C./Baltimore, Boston and Houston markets. The Company expects to complete its detailed design for all of its Markets by the fourth quarter of 1996.

     CDMA Technology. The Company has selected CDMA technology as the frequency management protocol for use in its digital wireless networks. Based on public announcements, CDMA is expected to be the most widely adopted PCS technology in the United States, covering more than 90% of the population. The Company believes that CDMA provides important performance benefits such as high voice quality, soft hand-off, extended handset battery life, expanded coverage and capacity and greater security. The Company also believes that CDMA will enable the Company to engineer its network coverage using fewer cell sites than would be required by alternative technologies. CDMA's widespread coverage should enable NextWave to enter into agreements which will provide for roaming virtually nationwide.

     Equipment Availability. In April 1996, the Company released its procurement requirements for CDMA infrastructure equipment and is currently engaged in product selection and vendor contract negotiations. There are over 20 companies worldwide that are licensed to manufacture and supply CDMA equipment, including Lucent Technologies, Hughes Network Systems, Fujitsu, LG InfoComm, Inc., Motorola, Northern Telecom, QUALCOMM, and SONY Electronics Inc. The Company expects to purchase equipment from multiple vendors.

                                 FINANCING PLAN

     NextWave will require substantial funds to finance the build-out of its PCS networks, to service its license purchase obligations, and to provide working capital for the Company's operations. The Company estimates that from May 1996 through December 1997 (assuming the grant of the PCS licenses on September 1996) its capital requirements will be approximately $1.3 billion, including capital expenditures, working capital, interest expense and the final down payment of approximately $210 million to the FCC. In addition, the Company expects to incur approximately $3.8 billion in 10-year government debt financing at a fixed interest rate equal to the 10-year Treasury Rate at the time the Company's licenses are granted (6.85% per annum at May 31, 1996), with no principal amortization until 2003.

     The Company expects to raise approximately $          million from the
Stock Offering hereby. In addition, the Company intends to raise approximately
$          million in gross proceeds from a senior discount notes offering (the
"Notes Offering", and together with the Stock Offering, the "Offerings"), a portion of which will be used to repay the approximately $130 million of Convertible Senior Subordinated Notes Due 2002 (the "Bridge Notes"). The Notes Offering will be contingent upon the successful completion of the Stock Offering. The Company also intends to enter into secured financing agreements with equipment vendors. To date, the Company has raised approximately $450 million in private capital, of which approximately $210 million has been paid to the FCC as the Company's initial 5% down payment. The Company believes that the aggregate net proceeds from the Offerings, government loans, vendor financing and cash on hand will be sufficient to fund its operations and obligations at least until December 31, 1997. The Company believes such amounts will be sufficient to fund the initial network build-out of the New York City, Los Angeles/San Diego, Washington D.C./Baltimore, Boston and Houston markets.

     NextWave was incorporated in Delaware in May 1995, its principal executive offices are located at 9455 Towne Centre Drive, San Diego, California, 92121-1964 and its telephone number is (619) 597-4040.

                               THE STOCK OFFERING

Common Stock Offered
  Hereby...................    Series B Shares

Common Stock to be
Outstanding After the Stock
  Offering:
     Series B Common
Stock......................             shares(1)(2)
     Series A Common
Stock......................  55,760,000 shares(2)

Use of Proceeds............  The net proceeds to the Company from the Stock
                             Offering are estimated to be approximately $
                             million. The Company will use a portion of the net proceeds of the Stock Offering to make debt service payments to the U.S. Government in connection with the financing of its PCS licenses, and will use a portion of the net proceeds to fund pre-construction activities, such as site planning and acquisition, system design, and planning for and implementing relocation of incumbent fixed microwave licensees. The remainder of the net proceeds from the Stock Offering will be used to fund the initial costs associated with construction and operation of the Company's networks, for possible expansion of the Company's footprint and for general corporate purposes. See "Use of Proceeds."
- ------------
(1) Excludes (i) 13,987,500 shares of Series B Common Stock issuable upon exercise of outstanding stock options granted to employees and directors of the Company, (ii) 14,259,116 shares of Series B Common Stock issuable upon exercise of presently outstanding warrants, (iii) 7,234,756 shares of Series B Common Stock issuable upon conversion of Convertible Promissory Notes issued to certain foreign investors (the "Convertible Promissory Notes"),
    (iv) 1,019,444 shares of Series B Common Stock issuable upon conversion of a promissory note held by QUALCOMM and (v) 32,587,000 shares of Series B Common Stock issuable upon conversion of the Bridge Notes (or up to 32,587,000 shares issuable upon exercise of warrants to be issued upon repayment of such Bridge Notes). The number of shares of Series B Common Stock excludes the shares of Series A Common Stock which are convertible at any time (other than 1,000 shares) into shares of Series B Common Stock and warrants to purchase Series B Common Stock, representing an aggregate of 111,518,000 shares of Series B Common Stock on a fully diluted basis. See "Description of Capital Stock -- Automatic Conversion; Control Group Warrants."

(2) Under the terms of the Bridge Notes, the Company is obligated to issue warrants to purchase up to 32,587,000 shares of Series B Common Stock upon repayment of such notes. However, if the Bridge Notes are repaid prior to October 6, 1996, the number of warrants which the Company will issue will be reduced to not less than 6,517,400 shares of Series B Common Stock, depending upon a formula based on the initial public offering price. In the event that warrants to purchase less than 32,587,000 shares of Series B Common Stock are issued upon repayment of the Bridge Notes, the number of outstanding shares of Series A Common Stock will be reduced by 25% of the difference between 32,587,000 and the number of warrants actually issued. See "Description of Capital Stock" and "Certain Indebtedness -- Bridge Notes."

Voting Rights..............  The Series B Common Stock offered hereby has limited voting rights. Pursuant to the Company's Restated Certificate of Incorporation, in compliance with the FCC "Control Group" requirements, until ten years after the date upon which the Company's PCS licenses are granted (the "Termination Date"), holders of the Series A Common Stock will have the right to vote, as a class, for a majority of the Board of Directors, and shall have the right to vote on all matters that come before the stockholders. The holders of Series B Common Stock have the right, voting as a class, to elect a minority of the Board of Directors. In addition, the affirmative vote of holders of a majority of the Series A Common Stock, voting as a class, and the holders of a majority of the Series B Common Stock, voting as a class, is required for certain actions by the Company, including certain amendments to the Company's charter or bylaws, certain dividend payments, a merger or other business combination involving the Company, a sale, transfer, lease or other disposition of all or substantially all of the Company's assets, a recapitalization or reorganization of the Company's capital stock, or the liquidation, dissolution or winding up of the Company. These are the only matters upon which holders of Series B Common Stock are entitled to vote; holders of Series A Common Stock have voting control of the Company with respect to all other matters. See "Description of Capital Stock."

                             In addition, Navation Inc., a corporation owned by Mr. Allen Salmasi, the Company's Chairman, President and Chief Executive Officer, and members of his immediate family, controls over 50% of the outstanding Series A Common Stock. See "Risk Factors -- Control by Certain Stockholders; Antidilution Provision for Series A Common Stock."

Proposed NASDAQ NMS
  Symbol...................  SURF

                                  RISK FACTORS

     Prospective purchasers of the Series B Common Stock should carefully consider all of the information contained in this Prospectus before making an investment in the Series B Common Stock. In particular, prospective purchasers should evaluate the factors set forth herein under "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following data, for the period from May 16, 1995 (inception) to December 31, 1995, have been derived from the Company's audited financial statements, including the consolidated balance sheet at December 31, 1995 and the related consolidated statements of operations and of cash flows for the period from May 16, 1995 (inception) to December 31, 1995 appearing elsewhere in this Prospectus. The data for the three months ended March 31, 1996 have been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for the unaudited period. The summary unaudited consolidated financial data as of and for the three-month period ended March 31, 1996 are not necessarily indicative of the results to be expected for any other interim period or any future year. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                         PERIOD FROM MAY 16,
                                                         1995 (INCEPTION) TO         THREE MONTHS
                                                          DECEMBER 31, 1995      ENDED MARCH 31, 1996
                                                         -------------------     --------------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                            DATA)
STATEMENT OF OPERATIONS DATA:
  Consulting revenues..................................       $     173                $  1,881
  Total operating expenses.............................           1,753                   1,349
                                                               --------                --------
  Operating income (loss)..............................          (1,580)                    532
  Other expenses.......................................              --                    (150)
  Interest expense, net................................            (314)                   (726)
                                                               --------                --------
  Net loss.............................................       $  (1,894)               $   (344)
                                                               ========                ========
PRO FORMA(1):
  Net (loss) income per share (unaudited)..............       $   (0.01)               $  (0.00)
  Shares used in computing net loss per share
     (unaudited).......................................         272,730                 272,753

                                                                         AS OF MARCH 31, 1996
                                                  AS OF       ------------------------------------------
                                               DECEMBER 31,                                 PRO FORMA
                                                   1995       HISTORICAL   PRO FORMA(2)   AS ADJUSTED(3)
                                               ------------   ----------   ------------   --------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital............................    $(75,236)    $ (172,827)   $   26,993       $
  Total assets...............................      84,834        189,778     4,229,345
  Total FCC license debt.....................           0              0     3,781,069
  Other long-term debt.......................          24             11       158,176
  Total stockholders' equity.................       5,006          8,418       289,252

- ---------------
(1) See Note 2 of Notes to Consolidated Financial Statements for a description of the computation of pro forma net loss per share and shares used in computing net loss per share.

(2) The Pro Forma column reflects the effect on the Company's financial position of certain events which occurred subsequent to March 31, 1996, including (i) the issuance of Series B Common Stock for $170,500 of contingent stock purchase subscriptions outstanding at March 31, 1996 and $106,410 subscribed in April and May 1996, (ii) the issuance of $27,419 of Convertible Promissory Notes, (iii) the Company's FCC license down payment made in the amount of $130,834, net of the deposit of $79,225 paid in December 1995, and
    (iv) the issuance of Bridge Notes payable in the aggregate gross principal amount of $130,348 (v) the issuance of Series A Common Stock to founders for additional capital contributions of $3,950, comprised of $1,440 in cash and $2,510 in the form of promissory notes. The Pro Forma column also reflects the effect of the grant of the FCC licenses including: (i) reflect the payment of remaining FCC license down payment in the amount of $210,059 and $3,781,069 as long-term debt; and (ii) capitalization as an intangible asset of the FCC licenses to be awarded for an aggregate purchase price of $4,201,187. See Note 12 of Notes to Consolidated Financial Statements.

(3) The Pro Forma As Adjusted column reflects the effect on the Company's financial position of all of the events and transactions referred to in note
    (2) above and the Stock Offering, at an assumed public offering price of
    $         , and the initial application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Prior to making an investment in the Series B Common Stock, prospective purchasers should carefully consider all of the information contained in this Prospectus and, in particular, should evaluate the following risk factors. Certain statements in this Prospectus that are not historical fact constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to be materially different from results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the following risks:

DEVELOPMENT STAGE COMPANY; FUTURE OPERATING LOSSES AND NEGATIVE CASH FLOW FROM OPERATIONS

     The Company is at an early stage of development and, as of the date of this Prospectus, has had no commercial PCS operations and, consequently, has limited historical financial information upon which a prospective investor could perform an evaluation. The Company will incur significant expenses in advance of generating revenues and is expected to realize significant operating losses in its initial stages of operations. The Company is subject to all risks typically associated with a start-up entity. These risks will include the Company's ability to implement its strategic plan in the manner set forth herein, including continuing to attract and retain qualified individuals and the ability to raise appropriate financing as necessary. As such, no assurance can be given as to the timing and extent of revenue receipts and expense disbursements or the Company's ability to successfully complete all the tasks associated with developing and maintaining a successful enterprise. In addition, there can be no assurance that the Company will be able to successfully manage operations. Management's failure to guide and control growth effectively (including implementing adequate systems, procedures and controls in a timely manner) could have a material adverse effect on the Company's financial condition and results of operations.

     The Company believes that its future operating results over both the short and long term will be subject to annual and quarterly fluctuations due to several factors, some of which are outside the control of the Company. These factors include the significant cost of building the PCS networks (including any unanticipated costs associated therewith), fluctuating market demand for the Company's services, establishment of a market for PCS, pricing strategies for competitive services, delays in the introduction of the Company's services, new offerings of competitive services, changes in the regulatory environment, the cost and availability of PCS infrastructure and subscriber equipment and general economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company has incurred cumulative net losses through March 31, 1996 of approximately $2.2 million. These losses resulted primarily from expenditures associated with organizational and start-up activities, research and development of the Company's products and equipment and the Company's pursuit of PCS licenses in the FCC's C-Block Auction. The Company expects to incur significant operating losses and to generate negative cash flow from operating activities during the next several years, while it develops and constructs its PCS networks and builds its customer base. There can be no assurance that the Company will achieve or sustain profitability or positive cash flow from operating activities in the future. If the Company cannot achieve operating profitability or positive cash flow from operating activities in a timely manner, it may not be able to meet its debt service or working capital requirements and the Series B Common Stock may, as a result, have little or no value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT

     Following completion of the Offerings, the Company will be highly leveraged. The indebtedness to the U.S. Government for the award of PCS licenses will be approximately $3.8 billion, with initial annual interest payments of approximately $260 million (assuming an interest rate of 6.85% per annum), payable in quarterly installments following the FCC's granting of the licenses. See "Certain Indebtedness -- PCS License Debt." The Company may incur substantial financial penalties, license revocation or other enforcement measures at the FCC's discretion in the event that the Company becomes unable to make timely payments on its government indebtedness. In the event that the Company anticipates defaulting on any required payment, it may request a three to six month grace period before the FCC cancels its license. In the event of default by the Company, the FCC could reclaim the licenses, reauction them, and subject the Company to a penalty comprised of the difference between the price at which it acquired its license and the amount of the winning bid at the reauction, plus an additional penalty of three percent of the subsequent winning bid. There can be no assurance that the Company will submit all of the required payments pursuant to the FCC's installment payment plan in a timely manner. See "Regulation of The Wireless Telecommunications Industry -- The Entrepreneurs' Block -- Penalties for Payment Default."

     As of March 31, 1996, after giving pro forma effect to the Offerings and the award of the PCS licenses for which the Company has been named the winning
bidder, the Company's total indebtedness would have been $          , or
approximately      % of its total capitalization, and its stockholders' equity
would have been $     million. For the quarter ended March 31, 1996, after
giving pro forma effect to the Offerings, the Company would have a negative ratio of earnings to fixed charges and an earnings coverage deficiency of $ million. In addition, the Company intends to enter into secured financing agreements with equipment manufacturers and other vendors during the next 12 to 18 months in connection with the build-out of its PCS networks. Although the Offerings facilitate the Company's entry into the PCS business and are expected to improve the Company's financial flexibility, the Company's total indebtedness and debt service requirements will be substantially increased as a result of the Notes Offering, and the Company will continue to be subject to significant financial restrictions and limitations.

     The Company's leverage could have important consequences on the following:
(i) the Company's vulnerability to general economic and industry conditions,
(ii) the Company's ability to obtain additional financing to fund future unknown capital requirements, capital expenditures or other general corporate purposes,
(iii) the application of a substantial portion of the Company's cash flow from operations to the payment for principal of and interest on indebtedness and (iv) the possibility that the Company will not have sufficient funds to pay interest on the indebtedness or to repay the indebtedness at maturity.

NEED FOR ADDITIONAL FINANCING; STATUS AS A GOING CONCERN

     The development, construction and initial start-up phase associated with the construction of the Company's PCS networks will require substantial capital investment. The Company is offering shares of Series B Common Stock in the Stock
Offering and $     million gross proceeds of Notes in the Notes Offering for
estimated aggregate net proceeds to the Company of $            . The Company
believes that the net proceeds from the Offerings, together with vendor financing and cash on hand will be sufficient to fund the initial network build-out of the New York City, Los Angeles/San Diego, Washington D.C./Baltimore, Boston and Houston markets and service its debt through the end of 1997. The Company anticipates that it will require significant additional capital to complete its network build-out beyond 1997. The report of independent accountants with respect to the Company's consolidated financial statements as of December 31, 1995 contains an explanatory paragraph stating that the Company's capital requirements raise a substantial doubt about the Company's ability to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Consolidated Financial Statements."

     Sources of additional capital may include additional vendor financing and public and private equity and debt financings by the Company or its subsidiaries. The Company currently has limited sources of income. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on terms acceptable to the Company and within any limitations that may be contained in the Notes or the Indenture governing the Notes, the vendor financing or any additional financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's development and expansion plans and could have a material adverse effect on the Company's financial condition and results of operations.

UNCERTAINTY OF FINAL AWARDS OF LICENSES FROM C-BLOCK AUCTION; LITIGATION

     While the Company has filed its PCS license applications, the FCC has not yet granted any PCS licenses to the Company. In light of numerous allegations reported in the press and in correspondence to the FCC by competing bidders, the Company believes that its applications for these licenses may be subject to challenges by various competing bidders and other interested parties in the C-Block Auction. In addition, the FCC has been informally requested to commence an investigation of bidders (specifically including the Company) with numerous foreign investors to determine whether any C-Block applicants have violated the foreign ownership restrictions of the Communications Act of 1934, as amended (the "Communications Act"). There can be no assurance that the Company will be successful in defending such challenges and will be finally awarded all of these licenses. Additionally, the Company participated in the C-Block Auction as a Small Business (as defined by FCC rules) and believes it has satisfied all requirements necessary to meet the Small Business standard and the FCC's foreign ownership restrictions and will continue to take any actions needed to maintain such status. Nonetheless, there can be no assurance that there will not be challenges of the Company's status as a Small Business. If the Company were found to be ineligible or otherwise disqualified from holding C-Block PCS licenses, the FCC could impose substantial financial and regulatory penalties on it, up to and including the refusal to grant PCS licenses. In the event that the Company were denied these PCS licenses, the Company would not be authorized to offer PCS services in the Markets. See "-- Government Regulation" and "Regulation of The Wireless Telecommunications Industry."

PCS SYSTEM IMPLEMENTATION AND OPERATION RISKS

     Unlike certain other PCS carriers, the Company plans to perform substantially all of its own network design and systems engineering. There can be no assurance that the Company's design and systems engineering teams will be successful in implementing its PCS networks, or that such networks will perform as well or better than PCS networks designed by infrastructure equipment vendors. In addition, the Company will need to hire additional engineering personnel and make extensive use of outside contractors to deploy its PCS networks. There can be no assurance that the Company will be able to locate and hire such additional engineering resources. The failure to do so could have a material adverse effect on the Company's timely deployment of its PCS networks and its financial condition and results of operations.

     The successful construction of the Company's PCS networks will depend, to a significant degree, on the Company's ability to lease or acquire sites for the location of its base station transmitter equipment. The site selection process will require the negotiation of lease or acquisition agreements for approximately 5,000 sites for the Company's PCS networks, and will likely require the Company to obtain zoning variances or other governmental approvals or permits. The Company has retained consultants to provide site identification and acquisition services in each of the Markets. The Company expects that the site acquisition process will continue throughout the construction of the Company's PCS networks. Each stage of the process involves various risks and contingencies, many of which are not within the control of the Company and any of which could adversely affect the construction of the Company's PCS networks.

     There can be no assurance that the Company will be able to construct its PCS networks in any particular market in accordance with its current construction plan and schedule. If the Company is not able to implement its construction plan, the Company may not be able to provide services comparable to those provided by the cellular and other PCS operators in its PCS markets, and, as a result, the Company's growth may be limited. In addition, each of the Company's licenses is subject to an FCC requirement that the Company construct network facilities that offer coverage to at least one-third of the population in each such PCS market within five years of the grant of the applicable license and to at least two-thirds of the population within ten years of the grant. Failure to comply with these requirements could result in the revocation or forfeiture of the Company's licenses or the imposition of fines on the Company by the FCC. The construction of the Company's PCS networks is subject to successful completion of the design of the networks, site and facility acquisitions, the purchase and installation of the networks' equipment, testing of the networks and satisfactory relocation or other accommodation of microwave users currently using the spectrum. Winners of the A-Block and B-Block PCS licenses, which were granted their licenses in June 1995, have a significant head-start in constructing their networks. Most cellular licensees have at least a five to ten-year time advantage over PCS licensees and are currently upgrading their networks to digital technology. Therefore, delays in any of these implementation areas could have a material adverse effect on the Company.

     In addition, the implementation of the construction plan is subject to the availability of the CDMA infrastructure equipment that the Company plans to use. There is considerable demand for PCS infrastructure equipment, manufacturers of such equipment have substantial backlogs of orders and lead times for delivery of such equipment are long. The Company intends to enter into additional agreements for the supply of infrastructure and/or subscriber equipment. However, there can be no assurance that the Company will be able to purchase equipment on terms favorable to the Company, or at delivery dates required by the Company to construct its PCS networks in a timely manner. In addition, there are certain risks in the Company's strategy of building-out its networks in phases. There can be no assurance that the Company will be able to successfully deploy its initial networks to achieve maximum population coverage in its targeted urban markets within the expected time frame and an acceptable construction budget.

     The Company's success in the implementation and operation of its system is subject to other factors beyond the Company's control. These factors include, without limitation, changes in general and local economic conditions, availability of equipment necessary to operate the PCS system, changes in communications service rates charged by others, changes in the supply and demand for PCS and the commercial viability of PCS systems as a result of competition with wireline and wireless operators in the same geographic area, demographic changes that might affect negatively the potential market for PCS, changes in the federal and state regulatory scene affecting the operation of PCS systems (including the enactment of new statutes and the promulgation of changes in the interpretation or enforcement of existing or new rules and regulations) and changes in technology that have the potential of rendering obsolete the Company's technology and equipment. In addition, the extent of the potential demand for PCS cannot be estimated with any degree of certainty. There can be no assurance that one or more of these factors will not have an adverse effect on the Company's financial condition and results of operations.

RELIANCE ON "CARRIERS' CARRIER" STRATEGY; DEPENDENCE ON MAJOR CUSTOMERS

     The Company's business strategy is to act primarily as a "carriers' carrier," wholesaling MOUs on its PCS networks. The Company expects that a significant portion of its MOUs will be sold to a limited number of large customers. As a result, these customers may have significant leverage in negotiating favorable pricing terms with the Company. There can be no assurance that there will be sufficient wholesale demand for MOUs to fully utilize the capacity of the Company's networks, and if such demand exists, whether such demand will be at prices that will permit the Company to generate operating profits. While the Company has had discussions with several large potential customers, there can be no assurances as to whether agreements on terms acceptable to the Company can be entered into with such potential major customers. To the extent that the Company sells a significant portion of its MOUs to a limited number of customers, the Company will be reliant upon the continued viability of such customers, and their continuing purchases of the Company's MOUs. The loss of one or more of these large customers could have a material adverse effect on the Company's financial condition and results of operations. To a certain extent, the viability of this strategy is dependent upon the scarcity of radio spectrum. Accordingly, the Company's strategy could be adversely affected by a decision by Congress, the National Telecommunications and Information Administration ("NTIA") and/or the FCC to allocate additional spectrum for mobile services. Currently, a bill is pending before Congress which may result in the allocation of additional spectrum for such services.

     If the Company is unable to sell a substantial amount of MOUs on a wholesale basis to PCS service providers, the Company may be required to develop new distribution channels, including retailing PCS services directly to end users. The Company would have to incur substantial marketing and sales costs to develop a significant retail presence. There can be no assurance that the Company would have the financial and personnel resources to become a significant retailer of PCS services.

UNCERTAINTY OF CDMA COMMERCIAL OPERATIONS; ABILITY TO OFFER ROAMING SERVICES; HANDSETS

     CDMA technology has not been implemented on a wide commercial scale in the United States and has been used internationally on a limited basis. The first commercial use of CDMA began in October 1995 in Hong Kong. As of the end of April 1996, the Hong Kong network had 20,000 subscribers. There can be no assurance that CDMA technology will be successful in a broader market. In addition, certain networks implementing CDMA have experienced problems in their early trials including poor hand-offs (the transfer of a subscriber from one cell to another as the subscriber travels through geographic areas) and problems with analog interference with dual-mode CDMA handsets for 800 MHz cellular operations. See "The Wireless Telecommunications Industry -- PCS Technology." While the Company believes that some of the problems are unique to 800 MHz cellular operations and solutions for other problems have been identified and are in the process of being resolved, there can be no assurance that the Company will not encounter the same or other technological problems.

     A risk associated with the Company's selection of CDMA technology is the ability of the Company to offer PCS roaming service to its customers' subscribers when they are in other markets. In order for the Company's subscribers to roam in other wireless markets (and vice versa), at least one PCS licensee in the other market must utilize CDMA technology and roaming arrangements must be agreed upon between the Company and such other PCS licensee, or the subscribers must use a dual-band phone that would permit the subscriber to use the cellular system existing in the other market. The Company has been advised that such dual-band phones are not expected to be available until 1997 at the earliest. Based on public announcements by A-Block and B-Block licensees and winning bidders in the C-Block Auction, the Company believes that CDMA will be widely deployed in the U.S. Nevertheless, such PCS licensees are under no regulatory obligation to use any particular access technology. There can be no assurance that PCS licensees planning to use CDMA technology will not elect to use Time Division Multiple Access ("TDMA"), Global System for Mobile Communications ("GSM") or some other technology in the future.

     Currently there are very few suppliers of CDMA handsets. Additional suppliers are scheduled to deliver CDMA handsets commencing in the second quarter of 1997. There can be no assurance, however, that those suppliers will commence production or, if they do commence production, that they will be able to deliver quality handsets in sufficient quantities and at desirable prices. Handsets used for PCS systems cannot currently be used with analog cellular systems and vice versa. While the Company believes that dual-band handsets that allow a user to access both PCS systems and analog cellular networks will be commercially available in 1997, there can be no assurance that such handsets can be successfully manufactured or that consumers can obtain such handsets at competitive prices. In addition, dual-band full digital handsets are expected to be larger and more expensive than single-mode handsets. The lack of interoperability or the comparatively higher cost of such handsets may impede the Company's ability to attract potential new wireless communications resellers.

CONTROL BY CERTAIN STOCKHOLDERS; ANTIDILUTION PROVISION FOR SERIES A COMMON
STOCK

     The FCC requires C-Block applicants utilizing the equity structure selected by the Company to have certain investors meeting financial qualifications ("Control Group") hold no less than 25% of the Company's total equity, on a fully diluted basis, and a majority of the total voting stock, and have both de facto and de jure control of the Company. After the Stock Offering, the Control Group, as the holders of the Series A Common Stock, will hold no less than 25% of the outstanding equity of the Company on a fully-diluted basis. As a result of its equity ownership and the corporate governance provisions regarding voting, the holders of the Series A Common Stock will have the right to elect a majority of the Board of Directors and will have majority voting control of the Company, with the exception of certain extraordinary corporate actions which require approval of the holders of the Series B Common Stock voting together as a class. Although the Company believes its structure and governance fully comply with FCC rules, these rules are new and have not been tested in any specific case before the FCC or in any court.

     In addition, Navation Inc., a corporation owned by Mr. Allen Salmasi, the Company's Chairman of the Board, President and Chief Executive Officer, and members of his immediate family, controls more than 50% of the outstanding Series A Common Stock. Should Mr. Salmasi die or become incapacitated or ineligible to beneficially own the Series A Common Stock, Mr. Salmasi's wife and children, as the remaining stockholders of Navation Inc., would then control the Company. Navation Inc. must maintain de facto and de jure control of the Company for at least three years (unless the FCC eliminates its three-year transfer restriction in a pending rule-making proceeding) and, in years four and five, Navation may transfer its control of the Company only to another entity that would have been eligible to participate in the C-Block Auction. If Mr. Salmasi were to relinquish control before this three-year period expires, or after the three-year period to an entity not deemed a "Small Business," the Company could incur substantial unjust enrichment penalties. See "-- Government Regulation."

     FCC requirements prohibit the Control Group (which consists in part of the Company's senior management team) from being forced to surrender its shares of Series A Common Stock or to give up its conversion rights until three years from the date the Company is awarded its C-Block PCS Licenses. In addition, the Company's Restated Certificate of Incorporation requires the holders of Series A Common Stock to maintain voting control by electing a majority of the Board of Directors during the initial ten-year term of the PCS licenses and prohibits members of the Company's senior management team from being removed or replaced by action of the holders of the Series B Common Stock.

     The holders of the Series A Common Stock of the Company will hold a 25% interest in the Company's equity on a fully diluted basis, pursuant to the Company's Restated Certificate of Incorporation, in compliance with FCC regulations. In the event the Company issues additional equity which would otherwise dilute the holders of Series A Common Stock below the required percentage ownership interest during the initial ten-year term, the Company's Restated Certificate of Incorporation requires conversion of each share of Series A Common Stock (other than 1,000 shares) into two shares of Series B Common Stock (for the first 35% of the outstanding Series A Common Stock) and conversion on a one-for-one ratio together with the issuance of certain warrants to purchase shares of Series B Common Stock at its fair market value at the time of issuance of such warrants (for the remaining 65% of the Series A Common Stock). In the event that all shares of the Series A Common Stock (other than 1,000 shares) have been converted, the Control Group's 25% interest is to be maintained by issuing warrants to purchase shares of Series B Common Stock at an exercise price equal to the fair market value of such shares at the time of issuance to the current holders of the Series A Common Stock at the time of further issuances of Series B Common Stock. The FCC's rules require the exercise price of convertible instruments to be less than or equal to the fair market value of such shares at the time of the C-Block short-form filing date. However, in a published informal FCC staff interpretation of the applicable FCC rule, the FCC stated that such exercise price can be equal to the current market value at the time of issuance. Informal FCC staff opinions are not binding on the agency and there can be no assurance that the FCC will not overturn its staff interpretation. This will subject the holders of Series B Common Stock to a disproportionate amount of dilution in the event of additional equity financings. The FCC's prohibition against diluting the holders of Series A Common Stock below a certain level of equity ownership could negatively impact the Company's ability to attract additional equity financing. In addition, at any time after the Stock Offering, the Series A Common Stock may be converted voluntarily by the holders thereof at the conversion ratios described above in this paragraph. See "Description of Capital Stock."

COMPETITION

     Competition in the wireless telecommunications industry is intense. There can be no assurance that the Company will be able to compete successfully or that new technologies and products that are more commercially effective than the Company's technologies and products will not be developed. In addition, many of the Company's competitors have substantially greater financial, technical, marketing, sales and distribution resources than those of the Company. Some competitors are expected to market other services, such as cable television access, landline telephone service and Internet access with their wireless telecommunications service offerings. Several of the Company's competitors are operating, or planning to operate, through joint ventures and affiliation arrangements, wireless telecommunications networks that cover most of the United States.

     Since the Company will primarily provide reseller opportunities to its wholesale customers on its wireless networks, the Company's resellers will compete directly with other PCS providers in each of its markets, including principal competitors PrimeCo Personal Communications L.P., Sprint Spectrum L.P. and AT&T Wireless Services, Inc. The FCC issued PCS licenses to the A-Block and B-Block license winners in June 1995. Accordingly, the holders of the A-Block and B-Block PCS licenses in the Company's BTAs have a significant time to market advantage over the Company. Since November 15, 1995, Sprint Spectrum has operated a commercial PCS operation in the Baltimore/Washington, D.C. market, with more than 80,000 subscribers as of May 1996. There can be no assurance that such time-to-market advantage will not have a material adverse effect on the Company's successfully implementing its wholesale strategy. In addition, the increase in the number of PCS competitors in each of the Company's markets is expected to lead to substantial increases in the capacity of wireless MOUs available in such markets. Many cellular providers currently sell MOUs on a wholesale basis to other carriers as well as on a retail basis to consumers. The Company anticipates that such cellular providers, as well as new PCS providers, will compete with the Company in the future and offer to wholesale MOUs for digital wireless services.

     The Company also expects that the two existing cellular providers in each market, virtually all of which have infrastructure in place, a customer base and brand-name, and have been operational for five to ten years or more, will upgrade their networks to provide comparable services in competition with the Company. Principal cellular providers in the Company's PCS markets are AirTouch Communications, Inc., Ameritech Cellular, AT&T Wireless Services, Inc., Bell Atlantic NYNEX Mobile, BellSouth Mobility, Inc., GTE Mobilnet Communications Corporation, and Southwestern Bell, Inc. Most of these companies also hold interests in PCS licenses outside of their respective cellular markets.

     The Company expects to compete with other communications technologies that now exist, such as paging (including two-way digital paging), enhanced specialized mobile radio ("ESMR") and domestic and global mobile satellite service ("MSS"). In the future, cellular service and PCS will also compete more directly with traditional landline telephone service providers, energy utilities, local multipoint-distribution service and cable operators who expand into the offering of traditional communications services over their cable systems and utilities seeking to offer communications services by leveraging their existing infrastructure. In addition, the Company may face competition from technologies that may be introduced in the future. See "--Government Regulation" and "Business -- Competition."

LIMITED PCS OPERATING HISTORY IN THE UNITED STATES; SIGNIFICANT CHANGE IN THE WIRELESS INDUSTRY

     PCS systems have limited operating history in the United States and there can be no assurance that operation of these systems will become profitable. In addition, the extent of potential demand for PCS in the Company's markets cannot be estimated with any degree of certainty. The wireless telecommunications industry is experiencing significant technological changes, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences. There is also uncertainty as to the extent of customer demand as well as the extent to which airtime and monthly access rates may continue to decline. As a result, the future prospects of the industry and the Company and the success of PCS and other competitive services remain uncertain.

GOVERNMENT REGULATION

     The licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated to varying degrees by state regulatory agencies, the FCC, Congress and the courts. There can be no assurance that the FCC, Congress, the courts or state agencies having jurisdiction over the Company's business will not adopt or change regulations or take other actions that would adversely affect the Company's financial condition or results of operations. Many of the FCC's rules for the C-Block Auction and the PCS licenses acquired thereunder have not been tested by the courts and are subject to being changed by Congressional action. In addition, FCC licenses to provide PCS services are subject to renewal and revocation.

The Company's PCS licenses will have ten year renewable terms. There can be no assurance that the Company's licenses will be renewed. See "Regulation of The Wireless Telecommunications Industry."

     The Telecommunications Act of 1996 (the "1996 Act") mandates significant changes in existing regulation of the telecommunications industry to promote competitive development of new service offerings, to expand public availability of telecommunications services and to streamline regulation of the industry. Included in these mandates are requirements that the LECs must (i) permit other competitive carriers, which may include PCS licensees, to interconnect to their networks, (ii) establish reciprocal compensation agreements with competitive carriers to terminate traffic on each other's networks and (iii) offer resale of its local loop facilities. The implementation of these mandates by the FCC and state authorities potentially involves numerous changes in established rules and policies which could adversely affect the Company's financial condition and results of operations. See "Regulation of The Wireless Telecommunications Industry."

     The FCC has proceedings in process which could open up other frequency bands for wireless telecommunications and PCS-like services. The FCC also is considering in a pending rulemaking proceeding the eligibility of C-Block licensees to participate in future PCS auctions and the ability of PCS licensees to offer a variety of fixed services. There can be no assurance that these proceedings could not adversely affect the Company and the Company's ability to offer a full range of PCS services.

     The Company's broadband PCS operations are expected to use microwave communications facilities to "backhaul" its telecommunications traffic between fixed points in its service areas. Under new rules that become effective in August 1996, new microwave licenses carry a 10-year license term. The FCC has recently proposed to auction certain fixed microwave licenses, some of which the Company may seek to use. If adopted, this proposal would increase the Company's microwave license acquisition costs.

     Under existing law, the FCC can refuse or revoke certain licenses, including PCS licenses, if it finds that it would not be in the public interest for more than 25% of the capital stock of the parent of an FCC licensee to be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Although the Company's "long-form" license application filed with the FCC after the completion of the C-Block Auction indicates that the Company is in compliance with the FCC rules, if the foreign ownership of the Company, as the parent of FCC-licensed subsidiaries, were to exceed 25%, the FCC could refuse to grant or subsequently revoke the FCC licenses of its subsidiaries if the FCC found the public interest would be served thereby, although the Company could seek a declaratory ruling from the FCC that more than 25% foreign ownership was in the public interest, or take action to reduce the Company's foreign ownership percentage in order to avoid the loss of its licenses. The restrictions on foreign ownership could also adversely affect the ability of the Company to attract additional equity financing from entities that are, or are owned by, non-U.S. entities.

     Financial Affiliation Rules. To be financially eligible as an Entrepreneur and/or Small Business applicant for C-Block PCS licenses, the gross revenues and assets of the applicant's "financial affiliates," are counted towards (or "attributed to") the applicant's total gross revenues and total assets. Financial affiliation can arise from common investments, familial or spousal relationships, contractual relationships, voting trusts, joint venture agreements, stock ownership, stock options, convertible debentures and agreements to merge. Affiliates of noncontrolling investors with ownership interests that do not exceed the applicable FCC "passive" investor ownership thresholds are not attributed to C-Block applicants for purposes of determining whether such applicants financially qualify for the applicable C-Block Auction preferences. In the case of the equity structure chosen by the Company, no passive investor can own more than 25% of the Company's total equity or voting stock on a fully diluted basis.

     As discussed above, the FCC may consider parties to certain "joint ventures" (as that term is defined by the FCC from time to time) to be financially affiliated with each other under certain circumstances. The Company has entered into certain agreements with several of its noncontrolling investors, including SONY Electronics Inc., QUALCOMM and certain foreign investors. The FCC's application of its financial affiliation rules is largely untested and there can be no assurance that the FCC or the courts will not treat the Company's investors that are parties to such relationships as financial affiliates of the Company.

     In addition, if an entity makes bona fide loans to a C-Block applicant, the assets and revenues of the creditor would not be attributed to the applicant unless the creditor is otherwise deemed an affiliate of the applicant, or the loan is treated by the FCC as an equity investment and such treatment would cause the creditor/investor to exceed the applicable ownership interest thresholds (for purposes of both the financial affiliation and foreign ownership rules). Although the FCC permits a creditor/investor to use standard terms to protect its investment in C-Block applicants, such as covenants, rights of first refusal, and supermajority voting rights on specified issues (such as those for which the holders of the Company's Series B Common Stock have voting rights) the FCC has stated that it will be guided but not bound by criteria used by the Internal Revenue Service to determine whether a debt investment is bona fide debt. The Company has been extended loans by several creditor/investors, some of which are alien (non-U.S.) entities. There can be no assurance that the FCC will not treat such debt financings as equity, and that such treatment would not cause the Company to exceed the applicable foreign ownership thresholds.

MANAGEMENT OF GROWTH

     As the Company's business expands, the Company will need to implement enhanced operational and financial systems and will require additional employees and management, operational and financial resources. There can be no assurance that the Company will successfully implement and maintain such operational and financial systems or successfully obtain, integrate and utilize the required employees and management, operational and financial resources to manage a developing and expanding business. Failure to implement such systems successfully and use such resources effectively could have a material adverse effect on the Company's results of operations and financial condition.

RAPID TECHNOLOGICAL CHANGE

     The wireless PCS products industry is embryonic and, as such, is experiencing very rapid technological change. To remain competitive, the Company's technology business must develop or gain access to new technologies in order to increase product performance and functionality and increase cost-effectiveness. Given the emerging nature of the wireless PCS industry, there can be no assurance that the Company's products or technology, such as its selection of CDMA, will not be rendered obsolete by alternative technologies. The development of new wireless PCS products is highly complex and the Company could experience delays in developing and introducing its equipment. Alternative technological and service advancements could materialize in the future which could prove both viable and competitive to those employed by the Company in offering wireless services.

NO PRIOR MARKET AND DETERMINATION OF PUBLIC OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Stock Offering, there has been no public market for the Series B Common Stock and there can be no assurance that an active public market for the Series B Common Stock will develop or continue after the Stock Offering. The initial public offering price will be determined by negotiations among the Company and the Underwriters. The negotiated initial public offering price may not be indicative of the market price for the Series B Common Stock after the Stock Offering. The market price of the Series B Common Stock after the Stock Offering will be determined by the marketplace and may be influenced by many factors, including, among others, the Company's results of operations, differences between actual results and results expected by investors and analysts, technological innovations affecting the wireless communications industry, the depth and liquidity of the market for Series B Common Stock, and investor perceptions of the Company and the PCS industry. See "Underwriting."

DILUTION

     Purchasers of the Series B Common Stock offered hereby will incur immediate and substantial dilution in net tangible book value per share (the difference between the initial public offering price per share of the Series B Common Stock and the per share net tangible book value thereof after the Stock Offering). In addition, if the Company raises additional equity capital in the future, such capital may significantly dilute the interests of the existing holders of the Series B Common Stock. In addition, to the extent outstanding options and warrants to purchase shares of Series B Common Stock are exercised, or outstanding convertible debt or notes are converted into shares of Series B Common Stock, there will be further dilution to purchasers of the Series B Common Stock offered hereby. Furthermore, as described above, the conversion provisions of the Series A Common Stock will have a dilutive effect on the holders of the Series B Common Stock. See "Dilution."

DEPENDENCE ON KEY MANAGEMENT

     Due to the experience of the senior management team, the Company will be highly dependent on the services of these individuals. Consequently, the loss of the services of one or more of these individuals could have a material adverse effect on the Company. Certain key managers of the Company have yet to be identified and any delay in identifying and any difficulty in hiring such key managers could negatively affect the Company.

HEALTH CONCERNS

     Allegations have been raised, but not proven, that the use of hand-held cellular/PCS phones may pose health risks to humans due to RF emissions from the handsets. Studies performed by wireless telephone equipment manufacturers have rebutted these allegations, and a major industry trade association and certain governmental agencies have stated publicly that the use of such phones poses no undue health risk. Regardless of the truth of these allegations, they could have an adverse effect on the Company.

     Concerns over RF emissions also may have the effect of discouraging the use of wireless communications devices, such as the PCS phones to be used with the Company's systems. The FCC currently is conducting a rulemaking proceeding to update the guidelines and methods used for evaluating RF emissions from radio equipment, including wireless telephones. The FCC's proposal, if adopted, would impose more restrictive standards on RF emissions from devices such as hand-held cellular telephones. Although CDMA handsets operate at lower power than other wireless handsets and therefore would comply with the proposed standards, if adopted, the same concerns about RF emissions could remain present with CDMA handsets. These concerns could have an adverse effect on the Company's financial condition and the results of its operations.

     In addition, digital wireless telephones have been shown to cause interference to some electronic devices, such as hearing aids and pacemakers. Industry trade associations, together with the University of Oklahoma Center for the Study of Wireless Electromagnetic Compatibility and other interested parties, currently are studying the extent of, and possible solutions to, this interference.

RELOCATION OF INCUMBENT FIXED MICROWAVE LICENSEES

     For a period of up to five years after the grant of a PCS license, PCS licensees will be required to share spectrum with existing fixed microwave licensees operating on the C-Block Spectrum. To secure a sufficient amount of unencumbered spectrum to operate its PCS networks efficiently, the Company may need to pay to relocate as many as 500 of these existing licensees to alternate spectrum locations or transmission technologies. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC has adopted (i) a transition plan to relocate such microwave incumbents and (ii) a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will share the costs of the relocation. The transition and cost sharing plans expire on April 4, 2005, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations. There can be no assurance that the Company will be able to reach timely agreements to relocate these incumbents on terms acceptable to the Company. Any delay in the relocation of such licensees may adversely affect the Company's ability to commence timely commercial operation of its PCS networks. Furthermore, depending on the terms of such agreements, if any, the Company's ability to operate its PCS networks profitably may be adversely affected. See "Regulation of The Wireless Telecommunications Industry."

UNCERTAINTY OF PROTECTION OF PROPRIETARY RIGHTS

     Although the Company relies on its equipment vendors to provide properly licensed equipment to provide PCS services, the Company's business relies on a combination of licensed patents, trademarks and non-disclosure and development agreements in order to establish and protect its proprietary rights. In addition, the Company expects to file patent applications relating to certain products under development by TELE*Code. There can be no assurance that such patents will issue, such patents allowed will be sufficiently broad to protect the Company's technology or that the confidentiality agreements and other methods on which the Company relies to protect its trade secrets and proprietary information will be adequate. See "Business -- Intellectual Property Rights." In addition, there can be no assurance that any patents issued or licensed to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company. Litigation to defend and enforce the Company's intellectual property rights could result in substantial costs and diversion of resources and could have a materially adverse effect on the Company's financial condition and results of operations regardless of the final outcome of such litigation. Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful in doing so or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technologies.

     If existing or future patents containing broad claims are upheld by the courts, the holders of such patents might be in a position to require the Company to obtain licenses. There can be no assurances that licenses which might be required for the Company's products would be available on reasonable terms, if at all. To the extent that licenses are unavailable, or not available on acceptable terms, no assurance can be made that the failure to obtain a license would not adversely affect the Company. See "Business -- Intellectual Property Rights."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Series B Common Stock in the public market following the Stock Offering could adversely affect the market price for the Series B Common Stock and the Company's ability to raise capital. Upon completion of the Stock Offering, the Company will have outstanding shares of Series B Common Stock, assuming no exercise of outstanding options and warrants. The holders of 90,518,793 outstanding shares of Series B Common Stock, the holders of Warrants to purchase 13,980,556 shares of Series B Common Stock, the holders of the Convertible Promissory Notes of the Company convertible into 5,806,185 shares of Series B Common Stock and the holders of the Bridge Notes convertible into 32,587,000 shares of Series B Common Stock (or the Warrants to purchase up to 32,587,000 shares of Series B Common Stock to be issued upon repayment of such Bridge Notes) have the right to require the Company under certain circumstances to file a registration statement under the Securities Act for the sale of such shares of Series B Common Stock. Such holders also have the right to require the Company to include their shares in a registered offering of securities by the Company for its own account. The Company, its directors, executive officers and all other holders of the Company's Common Stock have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters, subject to certain limited exceptions included in the Purchase Agreement (as defined). In addition, beginning in July 1997, certain shares of Series B Common Stock will become eligible for sale in the public market subject to the provisions of Rule 144 or Rule 701 under the Securities Act. Such holders also have the right to require the Company to include their shares in a registered offering of securities by the Company for their own account. See "Shares Eligible for Future Sale." The Company is unable to estimate the number of shares which may be sold under Rule 144 or Rule 701 or pursuant to registration rights since this will depend upon the market price of the Series B Common Stock, the individual circumstances of the sellers and other factors. See "Shares Eligible For Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the        shares of
Series B Common Stock offered hereby are estimated to be $     million, assuming
an initial public offering price of $          and after deducting underwriting
discounts and estimated offering expenses ($     million if the Underwriters'
over-allotment option is exercised in full). The net proceeds from the Notes Offering are expected to be $ million. The Company will use a portion of the net proceeds of the Offerings to make payments required in connection with the U.S. Government financing of its PCS licenses and will use a portion of the net proceeds to fund pre-construction activities related to its PCS networks, such as site planning and acquisition, system design, and planning for and implementing relocation of incumbent fixed microwave licensees. A portion of the proceeds from the Notes Offering will be used to redeem all of the Company's outstanding Bridge Notes. An aggregate principal amount of approximately $130 million of Bridge Notes was issued by the Company in April and May 1996. The Bridge Notes accrue interest at 2% per annum for a two-year period (commencing at the time the Company's PCS licenses are awarded) and thereafter at 12% per annum. Unless repaid earlier, the Bridge Notes mature on April 9, 2002. In the event the Company is unable to consummate the Stock Offering or the Notes Offering, the net proceeds from the issuance of the Bridge Notes will remain in escrow until the FCC's award of the Company's PCS licenses. The remainder of the net proceeds of the Offerings will be used to fund the initial costs associated with the construction and operation of the Company's networks, for possible expansion of the Company's footprint and for general corporate purposes. Pending such uses, the net proceeds of the Offerings will be invested in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has not paid or declared any cash dividends on its Common Stock and does not expect to pay cash dividends in the foreseeable future. The ability of the Company to pay dividends on the Series B Common Stock is also subject to restrictions contained in certain agreements relating to the Bridge Notes and the Notes. See "Certain Indebtedness." The Company currently intends to retain any future earnings to develop, construct and operate its PCS networks (including the payment of debt service to the U.S. Government in connection with the acquisition of the Company's PCS licenses), for working capital and for other corporate purposes.

                                    DILUTION

     Purchasers of the Series B Common Stock offered hereby will incur immediate and substantial dilution in net tangible book value per share. The net tangible book value of the Company as of March 31, 1996, was $6.8 million, or $
per share of Common Stock. Net tangible book value per share of Common Stock is equal to the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to
the sale of the        shares of Series B Common Stock offered hereby at an
assumed initial public offering price of $          per share, and after
deducting the underwriting discount and estimated offering expenses, the pro forma net tangible book value of the Company as of March 31, 1996 would have
been $     million, or $          per share of Common Stock. This represents an
immediate increase in pro forma net tangible book value of $          per share
to existing stockholders and an immediate dilution of $          per share to
new investors purchasing shares of Series B Common Stock in the Stock Offering. The following table illustrates this per share dilution as of March 31, 1996.

    Assumed initial public offering price per share of Series B Common Stock...  $
        Net tangible book value per share of Common Stock..................  $
        Increase per share of Common Stock attributable to the Stock
          Offering.........................................................  $
    Pro forma net tangible book value per share of Common Stock after the Stock Offering.......................................................  $
    Dilution of net tangible book value per share of Series B Common Stock to new investors............................................................  $

     If the Underwriters' over-allotment option were exercised in full, the pro forma net tangible book value per share of Common Stock after giving effect to
the Stock Offering would be $          per share, and the dilution to persons
who purchase Series B Common Stock in the Stock Offering would be $          per
share.

                                 CAPITALIZATION

     The following table sets forth the actual, pro forma and as adjusted long-term debt and capitalization of the Company as of March 31, 1996. This table should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                                                      AS OF MARCH 31, 1996
                                                          --------------------------------------------
                                                                                          PRO FORMA
                                                          HISTORICAL    PRO FORMA(1)    AS ADJUSTED(2)
                                                          ----------    ------------    --------------
                                                                     (DOLLARS IN THOUSANDS)
Debt:
  Notes payable to related party........................   $ 10,000      $       --        $
  Capital leases, including current portion.............         35              35
  FCC license debt(3)...................................         --       3,781,069
  Convertible senior subordinated notes payable.........         --         130,348
  Convertible notes payable.............................         --          27,817
                                                              -----         -------           -----
     Total debt.........................................     10,035       4,159,033              --
                                                              -----         -------           -----
Stockholders' equity:
  Common Stock, $0.0001 par value, 500,000,000 shares
     authorized:
     Series A, 60,000,000 shares designated: 39,960,000
       shares issued and outstanding actual, 55,760,000
       shares issued and outstanding pro forma and as
       adjusted.........................................          4               6
     Series B, 278,980,556 shares designated: no shares
       issued and outstanding actual, 90,036,126 shares
       issued and outstanding pro forma,        shares
       issued and outstanding as adjusted(4)............         --               9
     Series C, 1,019,444 shares designated: no shares
       issued and outstanding actual, pro forma or as
       adjusted(5)......................................         --              --
Paid-in capital.........................................     13,136         293,985
Subscriptions receivable from founders..................     (2,484)             --
Deficit accumulated during development stage............     (2,238)         (2,238)
Common Stock notes receivable from founders.............         --          (2,510)
                                                              -----         -------           -----
          Total stockholders' equity....................      8,418         289,252
                                                              -----         -------           -----
     Total debt and capitalization......................   $ 18,453      $4,229,346        $
                                                              =====         =======           =====

- ---------------
(1) The Pro Forma column reflects the effect on the Company's financial position of certain events which occurred subsequent to March 31, 1996, including (i) the issuance of Series B Common Stock for $170,500 of contingent stock purchase subscriptions outstanding at March 31, 1996 and $106,410 subscribed in April and May 1996, (ii) the issuance of $27,419 of Convertible Promissory Notes, (iii) the Company's FCC license down payment made in the amount of $130,834, net of the deposit of $79,225 paid in December 1995, and (iv) the issuance of Bridge Notes payable in the aggregate gross principal amount of $130,348. The Pro Forma column also reflects the effect of the expected grant of the FCC licenses, including:
     (i) application of the initial FCC deposit in the amount of $210,059 against the FCC long-term debt and payment of the remaining FCC license down payment in the amount of $210,059 and (ii) capitalization as an intangible asset of the FCC licenses expected to be awarded for an aggregate purchase price of $4,201,187. See Note 12 of Notes to Consolidated Financial Statements.

(2) The Pro Forma As Adjusted column reflects the effect on the Company's financial position of the events referred to in note (1) above and the sale
     by the Company of       shares of Series B Common Stock offered hereby at
     an assumed public offering price of $         per share, and the initial
     application of the estimated net proceeds therefrom. In addition, the
     Company intends to raise approximately $    million in gross proceeds from
     a senior discount notes offering. Such proceeds are not reflected above. See "Use of Proceeds."

(3) Assumes the C-Block PCS licenses for which the Company was named the winning bidder are awarded to the Company. If such licenses are not ultimately awarded, the total capitalization would be reduced by the amount of the indebtedness to the FCC. See "Risk Factors -- Uncertainty of Final Awards of Licenses from C-Block Auction; Litigation."

(4) Excludes (i) 7,935,000 shares of Series B Common Stock issuable upon exercise of options outstanding under the 1995 Stock Option Plan as of March 31, 1996 (of which options for no shares are exercisable as of March 31, 1996), (ii) 940,556 shares of Series B Common Stock issuable upon exercise of the warrants outstanding as of March 31, 1996, (iii) 32,587 shares of Series B Common Stock issuable upon conversion of the Bridge Notes (or up to 32,587 shares issuable upon exercise of warrants to be issued upon repayment of such Bridge Notes), and

     (iv) 7,416,306 shares of Series B Common Stock issuable upon conversion of $22,249 of Convertible Promissory Notes as of March 31, 1996.

(5) Excludes 1,019,444 shares of Series C Common Stock issuable upon conversion of $398 aggregate principal amount of convertible debt held by QUALCOMM. Pursuant to the Company's Restated Certificate of Incorporation, upon consummation of the Stock Offering, all rights to acquire shares of Series C Common Stock will be automatically converted into rights to acquire an equal number of shares of Series B Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following data for the period from May 16, 1995 (inception) to December 31, 1995, have been derived from the Company's audited financial statements, including the consolidated balance sheet at December 31, 1995 and the related consolidated statements of operations and of cash flows for the period from May 16, 1995 (inception) to December 31, 1995 appearing elsewhere in this Prospectus. The data for the three months ended March 31, 1996 have been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results for the unaudited period. The selected unaudited consolidated financial data as of and for the three-month period ended March 31, 1996 are not necessarily indicative of the results to be expected for any other interim period or any future year. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                             PERIOD FROM MAY 16,      THREE MONTHS
                                                             1995 (INCEPTION) TO          ENDED
                                                              DECEMBER 31, 1995      MARCH 31, 1996
                                                             -------------------     ---------------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                                         PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Consulting revenues......................................       $     173             $   1,881
  Total operating expenses.................................           1,753                 1,349
                                                             -------------------     ---------------
  Operating income (loss)..................................          (1,580)                  532
  Other expenses...........................................              --                  (150)
  Interest expense, net....................................            (314)                 (726)
                                                             -------------------     ---------------
  Net loss.................................................       $  (1,894)            $    (344)
                                                             ===============         ============
PRO FORMA (1):
  Net (loss) income per share (unaudited)..................       $   (0.01)            $   (0.00)
  Shares used in computing net loss per share
     (unaudited)...........................................         272,730               272,753

                                                                         AS OF MARCH 31, 1996
                                                  AS OF       ------------------------------------------
                                               DECEMBER 31,                                 PRO FORMA
                                                   1995       HISTORICAL   PRO FORMA(2)   AS ADJUSTED(3)
                                               ------------   ----------   ------------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital............................    $(75,236)    $ (172,827)   $   26,993       $
  Total assets...............................      84,834        189,778     4,229,345
  Total FCC license debt.....................           0              0     3,781,069
  Other long-term debt.......................          24             11       158,176
  Total stockholders' equity.................       5,006          8,418       289,252

- ---------------
(1) See Note 2 of Notes to Consolidated Financial Statements for a description of the computation of pro forma net loss per share and shares used in computing net loss per share.

(2) The Pro Forma column reflects the effect on the Company's financial position of certain events which occurred subsequent to March 31, 1996, including (i) the issuance of Series B Common Stock for $170,500 of contingent stock purchase subscriptions outstanding at March 31, 1996 and $106,410 subscribed in April and May, (ii) the issuance of $27,419 of Convertible Promissory Notes, (iii) the Company's FCC license down payment made in the amount of $130,834, net of the deposit of $79,225 paid in December 1995, and (iv) the issuances of Bridge Notes payable in the aggregate gross principal amount of $130,348, (v) the issuance of Series A Common Stock to founders for additional capital contributions of $3,950 comprised of $1,440 in cash and $2,510 in the form of promissory notes. The Pro Forma column also reflects the effect of the grant of the FCC licenses, anticipated to occur later this year, including: (i) reflect the payment of the remaining FCC license down payment in the amount of $210,059 and $3,781,069 as long-term debt; and (ii) capitalization as an intangible asset of the FCC licenses to be awarded for an aggregate purchase price of $4,201,187. See Note 12 of Notes to Consolidated Financial Statements.

(3) The Pro Forma As Adjusted column reflects the effect on the Company's financial position of all of the events and transactions referred to in note
    (2) above and the Stock Offering at an assumed public offering price of
    $         , and the initial application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

     The following discussion contains forward-looking statements regarding the Company, its business, prospects and results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause the Company's actual business, prospects and results of operations to differ materially from those that may be expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the risks detailed in the RISK FACTORS section of this Prospectus.

OVERVIEW

     NextWave was formed on May 16, 1995. NextWave is a holding company with three wholly-owned subsidiaries, NextWave Personal Communications Inc. ("NextWave PCI"), TELE*Code and NextWave Wireless Inc. ("NextWave Wireless"). NextWave PCI was formed to acquire PCS licenses in the FCC's PCS auctions. TELE*Code was formed to develop CDMA-based products and provide engineering services to the Company and others. NextWave Wireless was formed to act as an operating company and intends to form subsidiaries for each of the Company's seven regions and any clusters of additional markets that may comprise operating regions.

     NextWave is a development stage enterprise and has incurred net losses since inception. To date, the Company's revenues have been limited to minimal TELE*Code consulting services and consequently, the Company has incurred expenses in advance of generating PCS revenues from planned operations.

     NextWave intends to operate primarily as a "carriers' carrier," wholesaling low-cost MOUs to a broad range of resellers. The Company plans to target several categories of customers, including long distance companies, the RBOCs and other LECs, CAPs, other major PCS retailers, cellular service providers, utilities, cable television system operators and independent resellers, as well as retailers and manufacturers of mass-market consumer products and services. By purchasing MOUs from the Company, these companies will be able to offer competitively priced wireless services under their own brand names without substantial capital investment and without purchasing MOUs from direct competitors. The Company believes that its strategy will generate a high volume of MOUs over its networks.

     Wireless operators typically experience losses and negative cash flow in their initial years of operation due to the large capital investments required for construction of their networks and the significant advertising and other expenses needed to start the business. Although the Company does not plan to incur significant marketing expenses due to its wholesale strategy, it will have substantial capital costs associated with its license acquisitions and network facilities. As the majority of NextWave's operating expenses will be fixed expenses relating to its capital investment in its networks, increased traffic on the Company's networks will result in lower average costs per MOU.

RESULTS OF OPERATIONS

     The results of operations from inception through December 31, 1995 consist solely of $173,000 of consulting contract revenues and $1,753,000 of operating expenses incurred primarily in connection with formation costs, legal expenses, marketing expenses, financial consultant expenses, employee salaries and rent expense. The Company also incurred net interest expense of $314,000, resulting in a net loss of $1,894,000 for the period ended December 31, 1995.

     The results of operations for the first quarter ended March 31, 1996 consist of $1,881,000 of consulting contract revenues and $1,349,000 of operating expenses, similar in nature to those incurred in 1995. The consulting revenues included $1,841,000 from a related party for a contract related to non-recurring consulting arrangement and there is no assurance that such revenue will continue at similar levels in the future. The

Company incurred $725,000 in net interest expense and $150,000 in expense associated with converting a debt security to Series B Common Stock, resulting in a net loss of $344,000 for the three-month period.

LIQUIDITY AND CAPITAL RESOURCES

     From inception through December 31, 1995, the founders of the Company contributed $5 million for the purchase of 20 million shares of Series A Common Stock and raised $81 million in financing from various investors through the issuance of debt, convertible debt and the receipt of advances for contingent subscriptions to purchase Series B Common Stock. Through June 7, 1996, the founders contributed a total of $14 million for the purchase of 56 million shares of Series A Common Stock and the investment by outside investors had grown to $438 million, consisting of $298 million raised in two private offerings each consisting of Series B Common Stock and Convertible Promissory Notes, approximately $130 million of Bridge Notes and a $10 million loan from LG InfoComm, Inc. See "Description of Capital Stock" and "Certain Indebtedness."

     A $258 million equity offering closed on May 6, 1996 and consisted of 86 million shares of Series B common stock with detachable warrants to purchase 14 million shares of Series B Common Stock at $3.00 per share. In addition, pursuant to Subscription Agreements dated as of May 31, 1996, the Company sold
4.6 million shares of Series B Common Stock at $5.00 per share for a total of $23 million.

     These equity placements, totaling $281 million, included the conversion by Philadelphia Electric Co. ("PECO") of its $20 million 1995 loan and QUALCOMM's conversion of $15 million of its original $25 million 1995 loan, each at $3.00 per share of Series B Common Stock. All but $398,000 of the remaining $10 million balance of the original $25 million 1995 loan was paid on June 6, 1996. In connection with its equity private placements of Series B Common Stock, the Company issued an additional $17 million aggregate principal amount of Convertible Promissory Notes to certain foreign investors. The Convertible Promissory Notes convert automatically into shares of Series B Common Stock at a price of $3.00 per share at such time as conversion is permitted under the FCC's rules and regulations regarding foreign ownership. In the event the Convertible Promissory Notes are not fully converted by the first anniversary date of the completion of the C-Block Auction, each foreign stockholder shall have the right to demand repayment of the principal balance due under the Convertible Promissory Notes together with interest due thereon, at a rate of six percent per annum. The Convertible Promissory Notes otherwise become due upon the fifth anniversary of their issue.

     The $130 million proceeds of the Bridge Notes were closed into escrow in a series of closings in April and May 1996 and will remain restricted until the PCS licenses are granted. The Bridge Notes are unsecured obligations of the Company which mature in 2002. The Bridge Notes are callable by the Company, which is obligated to prepay the Bridge Notes in connection with any issuance of high-yield debt securities, including the Notes offered in the Notes Offering.

     In February 1996, LG InfoComm, Inc. committed to loan the Company $10 million, within 45 days of the completion of the C-Block Auction. The loan was funded June 4, 1996, bears interest at prime rate and is convertible into shares of Series B Common Stock at $7.00 per share. The loan is unsecured and principal and interest is payable June 3, 1997 if the loan has not been converted by that date.

     On May 8, 1996, NextWave PCI was named the winning bidder for PCS licenses by the FCC following its C-Block Auction. The total net bid by the Company for these markets (after giving effect to a 25% bidding credit available to all "Small Business" C-Block participants) was $4.2 billion. On December 1, 1995, the Company deposited $79 million with the FCC, and on May 10, 1996, the Company delivered another $131 million, meeting its five percent obligation ($210 million) of the bid price as a down payment on the licenses. Another five percent payment will be required when the licenses are formally granted to the Company. The remaining $3.8 billion debt to the FCC is payable over a ten-year period from the date of the license grant, with interest only (approximately $260 million per year, payable quarterly) for the first six years after the grant of the license, and principal (approximately $950 million per year, payable quarterly) and interest in the seventh through tenth years. The interest rate will be fixed at the 10-year Treasury Note Rate at the date of license grant (6.85% at May 31, 1996).

     Upon the FCC's granting of licenses to the Company, the Company will begin building its PCS networks. The Company currently estimates the funds required for capital expenditures relating to the initial build-out of the PCS networks in all of its Markets will be approximately $1.5 billion. The Company intends to enter into secured financing agreements during the next 12 to 18 months with infrastructure manufacturers and other vendors in connection with the build-out of its PCS networks. In April 1996 the Company released its procurement requirements for CDMA infrastructure equipment. The Company is currently engaged in product selection and vendor contract negotiations for its seven regions, which are expected to be completed in the near future.

     Although the Company has raised sufficient capital to meet the FCC down payment requirements and begin the design phase of its network build-out, the viability of its business plan is dependent upon the Company's ability to finalize equipment vendor financing and to successfully complete either public or private capital financings. If the Company is unable to obtain such financings, then its ability to complete the network build-out, begin generating revenues and meet its payment obligations to the FCC will be in jeopardy. Further, the exact amount of the Company's future capital requirements will depend upon many factors, including the cost of development of its PCS networks in each of its licensed markets, the extent of competition and pricing of wireless service in these markets, the acceptance of the Company's services, and the development of new consumer products.

     To meet its initial stage capital requirements, the Company is offering shares of Series B Common Stock in the Stock Offering and will offer
$          million in gross proceeds of Notes in the Notes Offering for
estimated aggregate net proceeds to the Company of           , net of the
repayment of Bridge Notes. The Company's independent accountants have included an explanatory paragraph in their report about the Company's ability to continue as a going concern pursuant to its business plan based on the significant capital required to meet its obligations to the FCC, build its PCS infrastructure necessary to provide service and cover its operational expenses. However, the Company believes that the net proceeds from the Offerings, together with government loans, vendor financing and cash on hand will be sufficient to fund its operations and obligations at least until December 1997. The Company believes such amounts will be sufficient to fund the initial network build-out of the New York City, Los Angeles/San Diego, Washington, D.C./Baltimore, Boston and Houston markets. The Company will need significant additional capital to complete its network build-out after 1997. The Company anticipates that it will pursue vendor financings and offerings of debt and/ or equity securities to meet such needs.

NEW FINANCIAL ACCOUNTING STANDARDS BOARD PRONOUNCEMENTS

     Long-Lived Assets -- In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," which the Company adopted prospectively as required on January 1, 1996. Pursuant to this Statement, companies are required to investigate potential impairments of long-lived assets, certain identifiable intangibles, and associated goodwill, on an exception basis, when there is evidence that events or changes in circumstances indicate that an asset's carrying value may not be recoverable. An impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. The adoption of FAS 121 did not have a significant impact on the Company's financial position or results of operations.

     Stock-Based Compensation -- In October 1995, the Financial Accounting Standards Board issued ("FAS") No. 123, "Accounting for Stock-Based Compensation." FAS 123 was adopted by the Company as required for its 1996 financial statements and did not have a material effect of the Company's financial position or results of operations. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and will provide pro forma disclosures of net loss and net loss per share in its 1996 financial statements as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

                    THE WIRELESS TELECOMMUNICATIONS INDUSTRY

OVERVIEW

     Demand for wireless telecommunications services has grown dramatically since its commercial introduction in 1983. This demand is largely attributable to the widespread availability and increasing affordability of mobile telephony, paging and other emerging wireless telecommunications services. Technological advances and a regulatory environment more favorable to competition have also served to stimulate market growth.

     The Company believes the demand for wireless telecommunications will continue to grow dramatically and that PCS will capture a significant share of the wireless market. Currently, wireless penetration in the U.S. is estimated to be 13% and, according to Paul Kagan Associates, Inc., is expected to exceed 47% by 2006. As reported by the CTIA the compound annual growth rate of cellular subscribers exceeded 45% from 1993 through 1995. Despite this rapid growth in the number of cellular subscribers, wireless MOUs represent only a small portion of total telecommunications traffic due to capacity constraints which discourage cellular providers from aggressively pricing their services. The Company believes that the demand for wireless service is highly elastic and that the anticipated lower cost and higher quality of PCS service will fuel further growth in the wireless market. In addition to lower prices, the Company believes that increased functionality, increased awareness of the productivity, convenience and emergency communications capability associated with wireless services will contribute to the growth in demand for wireless airtime.

PERSONAL COMMUNICATIONS SERVICES

     PCS is expected to include a number of attractive features, such as (i) the provision of all services to one untethered, mobile number, (ii) low priced service options, (iii) in the near future, medium-speed data transmissions to and from portable computers, advanced paging services and facsimile services and
(iv) increased security and fraud protection. Although a number of cellular companies currently offer digital wireless service, the Company believes that PCS providers will be the first commercial wireless voice telecommunications providers to offer digital mobile networks on a nationwide basis. In addition, PCS providers may be the first to offer mass market wireless local loop applications in the United States, as an extension of and an alternative to, switched and direct access local telecommunications services.

     The Company believes that the experience of international markets where PCS has already been introduced provides support for the Company's expectation of rapid growth of PCS in the United States. For example, the successful launch of PCS networks in the U.K. in a market with two established cellular operators is generally believed to have stimulated demand and increased penetration rates in the entire country. In less than two years, the U.K.'s two PCS operators have gained over 600,000 subscribers, representing approximately a 15.5% share of the total wireless market and 40% of new wireless subscribers over the same period. In the Baltimore/Washington, D.C. market, Sprint Spectrum L.P. has operated a commercial PCS operation since November 15, 1995, with more than 80,000 subscribers as of May 1996.

PCS VERSUS CELLULAR

     Wireless telecommunications service is currently available using either analog or digital technology. The majority of cellular services transmit voice and data signals over analog-based networks by varying the amplitude or frequency of one continuous electronic signal transmitted over a single radio channel. Although it is more widely deployed than digital, analog technology today has several limitations, including limited capacity, inconsistent service quality (e.g., poor voice quality and dropped calls), lack of effectiveness in preventing "eavesdropping" and "cloning," susceptibility to fraud and unreliability in data transfer. Digital wireless telecommunications systems, such as PCS, overcome the capacity constraints of analog systems by converting voice or data signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This increased capacity, along with enhancements in digital protocols, allows digital-based transfer systems to offer new and advanced services including greater call privacy, fraud protection, single number service, integrated voice and paging and enhanced wireless data transmission services such as e-mail, facsimile and wireless connections to computer networks.

     PCS spectrum differs from traditional cellular in three basic ways: frequency, spectrum bandwidth and geographic service areas. PCS networks will operate in a higher-frequency band (1850-1990 MHz) than cellular (800-900 MHz). PCS licenses will also be comprised of 30 MHz or 10 MHz spectrum versus 25 MHz spectrum for cellular networks. As a result of improved digital technology and the large allocation of spectrum, PCS will have more capacity for new wireless services such as data and video transmission. Finally, PCS is geographically segmented among 51 regional service areas based upon Rand McNally's Major Trading Areas ("MTAs") (comprising the A-Block and B-Block) and 493 local service areas based upon Rand McNally's BTAs (comprising the C, D, E and F-Blocks) as contrasted with the U.S. Census Bureau's 306 metropolitan statistical areas ("MSAs") and 428 rural statistical areas ("RSAs") used for cellular licenses.

FORMATION OF PCS INDUSTRY THROUGH FCC AUCTIONS

     In order to increase competition in wireless communications and promote the rapid deployment of advanced technologies, Congress enacted legislation directing the FCC to allocate radio frequency spectrum for PCS by competitive bidding. In March 1995, the FCC completed its first auction, the A-Block and B-Block Auctions, resulting in the award of two licenses for 30 MHz each of spectrum in each of 51 MTAs. Each licensee must construct networks that serve at least one-third of the population in its markets within five years of the grant of the applicable license and at least two-thirds of the population within ten years. The C-Block Auction, comprised of 30 MHz BTA licenses, was recently completed and will be followed by one or more auctions of the 10 MHz D-Block, E-Block and F-Block BTA licenses.

     When Congress granted authority to the FCC to use auctions to award licenses for broadband PCS, it directed the FCC to create special provisions for certain groups which might otherwise lack access to capital. Such groups were statutorily designated as women and minority-owned businesses, small businesses, and rural telephone companies. To meet this directive, the FCC reserved a portion of the broadband PCS spectrum available via auction (C-Block and F-Block) for such designated entities meeting certain financial criteria. In the wake of certain litigation, however, the FCC eliminated the race and gender-based preferences for the C-Block and is considering whether to eliminate them for the F-Block. C-Block represents 30 MHz BTA licenses and F-Block represents the 10 MHz BTA licenses, with both sets of licenses being auctioned on a nationwide basis. Together, these two blocks make up the "Entrepreneurs' Block." NextWave participated in the C-Block Auction as a "Small Business" under the FCC regulations. The FCC has established additional preferences to assist qualified participants in their efforts to attract capital necessary to obtain a broadband PCS license at auction and build out their networks. These preferences include bidding credits and installment payments. "Small Businesses," meaning entities with not more than an average of $40 million in gross annual revenues over the three calendar years preceding the entity's short form (Form 175) filing date, receive a 25% bidding credit and can finance their licenses over ten years with 10% down, paying interest only for the first six years at a fixed rate equal to the 10-Year U.S. Treasury Note Rate applicable at the date of grant of the entity's licenses (6.85% at May 31, 1996). See "Risk
Factors -- Uncertainty of Final Awards of Licenses from C-Block Auction" and "Business -- Markets."

     The FCC established the D, E and F-Blocks as 10 MHz spectrum blocks that will be licensed on a BTA basis. The FCC is considering (i) when (and in what order) to auction these additional PCS licenses, (ii) whether to extend C-Block bidding credits and installment payment plans to qualifying applicants participating in the D-Block and E-Block Auctions and (iii) the extent to which applicants that qualified as small businesses in the C-Block Auction, and now hold C-Block licenses, are eligible to retain small business status in the D, E and F-Block Auctions.

PCS TECHNOLOGY

     Wireless service areas are divided into multiple regions called "cells," each of which contains a base station consisting of a low-power transmitter, a receiver and signaling equipment. The cells are typically configured on a grid in a honeycomb-like pattern, although terrain factors (including natural and man-made obstructions) and signal coverage patterns may result in irregularly shaped cells and overlaps or gaps in coverage. The base station in each cell is connected to a base station controller and each base station controller is connected to a switching office by microwave, fiber optic cable, telephone wires or a hard-wired interface to a switching office. The switching office controls the operation of the wireless telephone networks for its entire service area, performing inter-base station hand-offs, managing call delivery to handsets, allocating calls among the cells within the networks and connecting calls to and from the local landline telephone system or to a long-distance telephone carrier. Wireless service providers have interconnection agreements with various local exchange carriers and long-distance carriers, thereby integrating wireless telephone networks with landline telecommunications systems. Because two-way wireless networks are fully interconnected with landline telephone networks and long-distance networks, subscribers can receive and originate both local and long distance calls from their wireless telephones.

     The signal strength of a transmission between a handset and a base station declines as the handset moves away from the base station, so the switching office and the base stations monitor the signal strength of calls in progress. In an analog system, when the signal strength of a call declines to a predetermined level, the switching office may "hand off" the call to another base station that can establish a stronger signal with the handset. If a handset leaves the service area of the wireless service provider, the call is disconnected unless an appropriate technical interface is established to hand off the call to an adjacent system.

   [SCHEMATIC WHICH DEPICTS TECHNICAL OPERATION OF PCS NETWORKS APPEARS HERE]

     While PCS and cellular networks utilize similar technologies and hardware, they operate on different frequencies and may utilize various frequency management technologies, or protocols. There are different radio air-interface standards established in the United States for the provision of PCS to multiple users over the allocated spectrum. The primary methods of digital wireless communications widely accepted by the wireless industry are based on TDMA or CDMA. These multiple access techniques provide for multiple communications over the radio channel either by dividing it into distinct time slots and transmitting user-specific data in each time slot (a method known as TDMA) or by assigning specific codes to each packet of user data that in conjunction with many other users' data comprise a signal (a method known as CDMA). While the FCC has mandated that licensed cellular networks in the U.S. must utilize compatible analog signaling protocols, the FCC has intentionally avoided mandating a universal digital signaling protocol for PCS. Three principal competing, incompatible digital wireless standards have been proposed by various vendors for use in PCS networks: CDMA, GSM and TDMA. A version of TDMA developed in Europe, GSM has the advantage of being the most proven PCS technology in international markets. TDMA, while currently being offered by cellular providers in certain U.S. cities, has, in the Company's opinion, often been associated with poor sound quality and numerous dropped calls. CDMA is currently being used by cellular providers on a limited basis in the U.S., and has been implemented on a commercial basis in Hong Kong and South Korea. Although CDMA is not currently widely deployed in the U.S., the Company believes that CDMA technology will be less costly to deploy and will provide better quality, greater capacity and more flexibility than either GSM or TDMA. CDMA is expected to become the most widely adopted PCS technology.

     Because these protocols are incompatible with each other and analog cellular, a subscriber of networks utilizing GSM technology, for example, will be unable to use his handset when traveling in an area covered only by a CDMA or TDMA based network unless he carries a dual-mode/dual-band handset that permits the subscriber to use the cellular networks in that area. For this reason, the success of each protocol will depend both on its ability to offer quality wireless service and on the extent to which its users will be able to use their handsets when roaming outside their service area. Based on public announcements by licensees in the A-Block and B-Block Auctions and winning bidders in the C-Block Auction, the Company believes that CDMA technology will provide coverage to over 90% of the U.S. population, including virtually all of the top 100 markets in the U.S. The Company believes CDMA networks will offer end-users significant advantages over other technologies, including increased security when compared to analog cellular networks, land-line voice quality and fewer dropped calls when compared to analog and other digital technologies. See "Risk Factors -- Uncertainty of CDMA Commercial Operations; Ability to Offer Roaming Services; Headsets."

                                    BUSINESS

GENERAL

     NextWave was formed to build and operate PCS networks. In May 1996, NextWave was named the winning bidder for PCS licenses representing approximately 98 million POPs in the C-Block Auction held by the FCC. Upon final granting of its PCS licenses, NextWave believes it will have the third largest number of licensed POPs among cellular and PCS licensees in the United States, after AT&T Wireless Services, Incorporated and Sprint Spectrum L.P. To date, the Company has raised an aggregate of approximately $450 million in private capital to finance the acquisition of PCS licenses and commence the development of its PCS networks. NextWave has filed its application with the FCC for PCS licenses in its 56 BTAs and has paid the FCC the required 5% initial deposit of approximately $210 million. There can be no assurance that the Company will be awarded such licenses. See "Risk Factors -- Uncertainty of Final Awards of Licenses from C-Block Auction."

     NextWave believes that its Markets are some of the most attractive in the United States, with demographics that would suggest higher than average use of wireless telephony. The Company's Markets include some of the most densely populated cities in the United States, including New York, Los Angeles, Boston, Houston and Washington, D.C. The Markets are also characterized by high population growth rates, high disposable income levels, long average commute times and significant percentages of dual household wage earners.

     NextWave intends to operate primarily as a "carriers' carrier," wholesaling low-cost MOUs to a broad range of resellers. The Company plans to target several categories of customers, including long distance companies, the RBOCs and other LECs, CAPs, other major PCS retailers, cellular service providers, utilities, cable television system operators and independent resellers, as well as retailers and manufacturers of mass-market consumer products and services. By purchasing MOUs from the Company, these companies will be able to offer competitively priced wireless services under their own brand names without substantial capital investment and without purchasing MOUs from direct competitors. The Company believes that its strategy will generate a high volume of MOUs over its networks.

     The Company believes the demand for wireless telecommunications will continue to grow dramatically and that PCS will capture a significant share of the wireless market. Currently, wireless penetration in the U.S. is estimated to be 13% and, according to Paul Kagan Associates, Inc., is expected to exceed 47% by 2006. As reported by the CTIA the compound annual growth rate of cellular subscribers exceeded 45% from 1993 through 1995. Despite this rapid growth in the number of cellular subscribers, wireless MOUs represent only a small portion of total telecommunications traffic due to capacity constraints which discourage cellular providers from aggressively pricing their services. The Company believes that the demand for wireless service is highly elastic and that the anticipated lower cost and higher quality of PCS service will fuel growth in the wireless market.

BUSINESS STRATEGY

     NextWave intends to build and operate digital networks through which the Company will provide low-cost, advanced wireless communications services. The principal components of the Company's business strategy are to (i) operate primarily as a "carriers' carrier," wholesaling MOUs to a broad range of customers, including wireless service providers, (ii) provide low-cost minutes of use, (iii) capitalize on the widespread footprint of its networks, (iv) leverage the Company's technical expertise and (v) offer value-added products and services to PCS resellers and their subscribers.

     - Operate as a Carriers' Carrier. By operating primarily as a wholesaler of MOUs, NextWave will not market directly to consumers, but instead expects to sell a high volume of MOUs on its networks to branded wireless resellers who in turn will sell to consumers. The Company believes that the movement among major branded providers to bundle their services, such as the recent announcements by AT&T and MCI, will create an opportunity for NextWave to offer MOUs to those carriers that have not yet acquired the means to provide digital wireless services and to PCS providers seeking to fill in geographic gaps or create incremental capacity.

     - Provide Low-Cost Minutes of Use. NextWave will seek to be a low-cost operator of PCS networks by pursuing a high-volume wholesale strategy and by building efficient PCS networks. In order to execute this strategy, the Company intends to (i) implement CDMA technology, which requires 30%-50% fewer cell sites than alternative digital technologies, (ii) organize the Markets into geographic regions, resulting in operational efficiencies and economies of scale, (iii) perform its own network engineering and design rather than rely on equipment suppliers to design its networks and (iv) sell MOUs to resellers rather than directly to end-users, significantly reducing the Company's marketing expenses. NextWave's high volume strategy will provide for increased capacity utilization which should reduce the Company's average cost per MOU.

     - Capitalize on Widespread Geographic Coverage. Upon final granting of its PCS licenses, NextWave believes it will have the third largest number of licensed POPs among cellular and PCS licensees in the United States, representing approximately 38% of the U.S. population. The Company believes that the breadth of its footprint and the demographics of the Markets will enhance its attractiveness to potential reseller customers and will minimize expensive out-of-region "roaming" charges. In the future, NextWave will selectively expand its footprint through strategic alliances, acquisitions and participation in planned FCC auctions.

     - Leverage Technical Expertise. The Company is building a management team with significant experience in designing, deploying and operating sophisticated wireless networks. Mr. Allen Salmasi, Chairman, President and Chief Executive Officer of the Company, led the successful development and standardization of CDMA technology as President of the Wireless Telecommunications Division and Chief Strategic Officer of QUALCOMM, a leading wireless equipment company. Other members of NextWave management have substantial expertise in network engineering, planning and operations, as well as business development, regulatory matters and marketing. The Company believes that management's expertise will allow NextWave to (i) efficiently design high-quality, low-cost wireless networks, (ii) incorporate advances in wireless technology and upgrade the Company's networks as appropriate and (iii) capitalize on emerging trends and opportunities in the wireless industry.

     - Offer Value-Added Products and Services. In addition to offering low-cost MOUs to resellers, the Company also intends to offer other products such as wireless local loop services and wireless PBX applications. The Company's networks will also support advanced wireless features including caller ID, over-the-air activation, integrated paging, call answering and handset-based Internet access. The Company also plans to market other wireless services such as wireless meter reading for utility companies.

BIDDING STRATEGY AND MARKETS

     NextWave focused on acquiring licenses in the C-Block Auction for BTAs clustered in seven geographic regions throughout the United States. The Company believes that this clustering approach will provide for operational efficiencies, lower infrastructure costs, more efficient network build-out, and ultimately, lower wholesale prices for the Company's wireless MOUs. The Company's seven regions are New York Metro, Southern California, Midwest, Southwest, Mid-Atlantic, Florida and New England. Within each region NextWave sought densely populated markets, including New York City, Los Angeles/San Diego, Washington D.C./Baltimore, Boston, Cincinnati, Cleveland, Houston, Pittsburgh, Providence, Tampa and Kansas City. NextWave also targeted markets with favorable demographics, such as average cellular airtime usage, pricing of wireless services, population growth and average household income, including Austin, Charlotte, Jacksonville, Orlando and San Antonio and smaller markets that filled-out its geographic regions. In addition, the Company was the winning bidder for licenses in areas characterized by major economic activity with Mexico, including Los Angeles, San Diego, Las Cruces, El Paso, San Antonio, Houston, McAllen and Brownsville. At the conclusion of the C-Block Auction, NextWave's Markets include five of the ten largest BTAs and 25 of the 50 largest BTAs.

                         SUMMARY OF NEXTWAVE'S MARKETS

                                     REGIONS                                          POPS
- ---------------------------------------------------------------------------------  ----------
NEW YORK METRO
New York City....................................................................  18,315,300
Albany-Schenectady, New York.....................................................   1,051,700
Allentown, Pennsylvania..........................................................     713,400
Scranton, Pennsylvania...........................................................     682,900
New Haven, Connecticut...........................................................     978,000
Poughkeepsie, New York...........................................................     435,500
                                                                                   ----------
          TOTAL..................................................................  22,176,800
                                                                                   ==========
SOUTHERN CALIFORNIA
Los Angeles, California..........................................................  15,430,200
San Diego, California............................................................   2,656,700
                                                                                   ----------
          TOTAL..................................................................  18,086,900
                                                                                   ==========
MIDWEST
Cleveland-Akron, Ohio............................................................   2,942,000
Pittsburgh, Pennsylvania.........................................................   2,500,800
Cincinnati, Ohio.................................................................   2,069,600
Columbus, Ohio...................................................................   1,559,800
Louisville, Kentucky.............................................................   1,397,500
Indianapolis, Indiana............................................................   1,395,000
Dayton, Ohio.....................................................................   1,240,700
Lexington, Kentucky..............................................................     854,200
Evansville, Indiana..............................................................     512,100
Lafayette, Indiana...............................................................     256,300
Bloomington, Indiana.............................................................     227,500
Columbus, Indiana................................................................     145,200
                                                                                   ----------
          TOTAL..................................................................  15,100,700
                                                                                   ==========
MID-ATLANTIC
Washington, D.C..................................................................   4,350,800
Baltimore, Maryland..............................................................   2,508,800
Charlotte, North Carolina........................................................   1,780,400
Norfolk, Virginia................................................................   1,737,200
Greensboro, North Carolina.......................................................   1,292,500
Richmond, Virginia...............................................................   1,141,900
Roanoke, Virginia................................................................     619,000
Hagerstown, Maryland.............................................................     343,200
Asheville, North Carolina........................................................     530,800
Hickory, North Carolina..........................................................     303,600
                                                                                   ----------
          TOTAL..................................................................  14,608,200
                                                                                   ==========

                                     REGIONS                                          POPS
- ---------------------------------------------------------------------------------  ----------
SOUTHWEST
Houston, Texas...................................................................   4,373,800
Kansas City, Missouri............................................................   1,914,500
San Antonio, Texas...............................................................   1,654,200
Oklahoma City, Oklahoma..........................................................   1,337,800
Austin, Texas....................................................................     993,800
El Paso, Texas...................................................................     711,800
Springfield, Missouri............................................................     564,600
McAllen, Texas...................................................................     483,800
Temple-Kileen, Texas.............................................................     295,800
Brownsville, Texas...............................................................     299,600
Joplin, Missouri.................................................................     220,000
Las Cruces, New Mexico...........................................................     217,100
Bryan-College Station, Texas.....................................................     157,500
                                                                                   ----------
          TOTAL..................................................................  13,224,300
                                                                                   ==========
NEW ENGLAND
Boston, Massachusetts............................................................   4,134,500
Providence, Rhode Island.........................................................   1,522,400
Worcester, Massachusetts.........................................................     722,800
Manchester, New Hampshire........................................................     553,400
Portland, Maine..................................................................     479,800
New London, Connecticut..........................................................     356,900
                                                                                   ----------
          TOTAL..................................................................   7,769,800
                                                                                   ==========
FLORIDA
Tampa, Florida...................................................................   2,656,700
Orlando, Florida.................................................................   1,388,300
Jacksonville, Florida............................................................   1,199,300
Sarasota, Florida................................................................     544,900
Lakeland, Florida................................................................     433,500
Melbourne, Florida...............................................................     436,200
Gainesville, Florida.............................................................     277,300
                                                                                   ----------
          TOTAL..................................................................   6,936,200
                                                                                   ==========
TOTAL............................................................................  97,902,900
                                                                                   ==========

     NextWave will seek to expand the footprint of its wireless networks throughout the United States through a combination of potential affiliations, alliances, acquisitions and participation in planned FCC auctions. To cover those areas not served by the Markets, the Company expects to enter into roaming agreements with other major PCS carriers.

MARKETING AND DISTRIBUTION

     NextWave intends to operate primarily as a wholesaler of MOUs to resellers. To the Company's knowledge, there are no existing cellular or PCS carriers in the U.S. pursuing a similar wholesale strategy. To the extent that reseller arrangements for wireless airtime do currently exist, the Company believes that such arrangements are unattractive to potential resellers given the low margins offered to resellers and the significant costs borne by resellers associated with subscriber acquisition and administrative obligations.

     As a wholesaler, the Company will not have to incur the significant marketing, sales and customer service costs associated with establishing and maintaining a consumer brand-name. By selling MOUs to numerous wireless providers, NextWave believes that it will generate a high volume of MOUs over its networks and achieve lower average costs per MOU than brand-name wireless providers whose networks primarily will be used to carry their own traffic.

     The Company intends to establish national sales and marketing teams to focus on major national resellers, in addition to regional sales and marketing teams which will target the regional reseller market and industry niches. The Company believes this approach will allow its sales force to familiarize itself with the industry participants in a given customer category and geographic region, as well to gain expertise in the technical and business issues facing particular categories of customers. The Company plans to target several categories of customers, including long distance companies, the RBOCs and other LECs, CAPs, other major PCS retailers, cellular service providers, utilities, cable television system operators and independent resellers, as well as retailers and manufacturers of mass-market consumer products and services.

PRODUCTS AND SERVICES

     NextWave intends to offer a variety of specialized mobile wireless services through its wireless CDMA networks. In addition to offering low-cost MOUs to mobile wireless resellers, the Company may offer fixed wireless local loop services as well as support wireless PBX installations for its resellers' customers. NextWave intends to work with its resellers to provide a host of value-added products and services allowing resellers to be more competitive. The Company expects its networks will support features designed to increase usage and provide consumers greater capabilities in call management, including the following:

          Advanced Handsets. CDMA handsets will offer 48-hour standby time and four-hour talk time. These handsets will be equipped with preprogrammed features such as speed dial and last number redial. These handsets will be sold under the reseller's name.

          Caller ID. The Company's networks will be capable of displaying the telephone number of the incoming caller on the customer's handset, allowing the customer to decide whether or not to accept the call or route to voice-mail.

          Over-the-Air Activation. This feature will allow consumers to purchase a shrink-wrapped handset "off the shelf" at a retail location and at their convenience, place the first call automatically to an activation center and have service initiated in a short period of time by programming the handset over the air. The Company believes over-the-air activation will reduce the resellers' cost of customer acquisition.

          Integrated Advanced Paging. The Company anticipates introducing integrated advanced paging which will allow the handset to signal the receipt of an incoming message and provide text messaging via the handset, thereby eliminating the need for a separate paging unit. The handset will have the capability to respond to incoming messages through pre-programmed responses or new user defined messages.

          Voice-Mail. This feature operates like an answering machine. A message waiting indicator on the handset notifies the subscriber of a new message. The Company plans to introduce the ability to "listen in" as a message is being left, with the option to take the call or automatically call back.

          Custom Calling Features. Additional features which the Company anticipates offering include call waiting, call forwarding, distinctive ringing and call blocking.

     The Company believes that new features and services will be developed to take advantage of CDMA technology and intends to offer a portfolio of products to accommodate the growth in, and the unique requirements of, high speed data traffic. The Company also plans to address a number of applications for wireless data services which are currently envisioned (e.g., facsimile, wireless local area networks, point-of-sale terminal connections). NextWave will implement an Advanced Intelligent Network ("AIN") platform and integrate it into its service offering to provide resellers with the capability to customize services and features for specific customer groups.

     The Company, through its subsidiary, TELE*Code, is developing certain niche applications and products which the Company will offer both to its resellers and, in certain circumstances, directly to end-users such as hospitals, universities, banks and utilities. NextWave, in conjunction with a number of major utilities, intends to implement highly integrated wireless networks in support of wireless meter reading applications, home automation applications, demand side management and other consumer and/or business applications. TELE*Code has entered into a relationship with SONY Electronics Inc. to develop niche consumer products, including certain wireless local loop products and services.

NETWORK BUILD-OUT

     General. The Company intends to offer wide area mobility service in certain of the Markets, including New York City, Los Angeles/San Diego, Washington, D.C./Baltimore, Boston and Houston, by the end of 1997 and in the remaining Markets by the end of 1998. Prior to offering full coverage, NextWave intends to make available limited coverage service within approximately one year of the date of the FCC's license grants. This will allow the Company to offer its resellers commercial-grade service in selected areas while the wide area mobility system is implemented. Unlike other PCS operators, NextWave will perform a substantial portion of its own network design and systems engineering, rather than rely on equipment vendors to provide such services.

     Network Planning and Design. The Company's basic network planning and systems design are being performed by TELE*Code. Through TELE*Code, the Company is establishing a highly skilled and experienced wireless network engineering services and software product development organization. TELE*Code is developing software engineering tools and system designs that are intended to accelerate the deployment of the Company's PCS networks while at the same time improving the quality and performance of the networks and reducing costs associated with the deployment, operation and maintenance of the networks.

     Radio Frequency Engineering. NextWave is completing its initial radio frequency ("RF") engineering plans for deployment of CDMA systems in its New York City, Los Angeles/San Diego, Washington, D.C./Baltimore, Boston and Houston markets. The Company expects to complete its detailed RF design for the balance of the markets in the fall of 1996. It also plans to be one of the first PCS carriers to actively deploy polarization diversity antenna systems. By lowering the antenna profile and reducing structural loading, the Company plans to take advantage of existing tall communications sites to engineer wide area CDMA coverage as quickly as possible. The initial RF design process includes cell site coverage and channel capacity planning and considers both PCS and microwave interference issues.

     Site Acquisition and Development. NextWave has deployed regional teams and has engaged the services of selected consultants to assist it in the location and development of cell sites. The Company is currently actively cataloging and qualifying sites. The Company believes that approximately 20% of these sites can be acquired through bulk leasing. NextWave has made substantial progress in identifying these opportunities and is actively pursuing master lease agreements. Examples of parties with which the Company may negotiate bulk site leases include Utility Companies, Port and Transit Authorities, Transportation and Highway Departments, Large Housing Projects, and Government Agencies.

     Zoning and Permitting. The Company is proactively identifying areas where zoning delays may impact site development. When such areas are identified, engineering personnel will seek alternative sites before the core design is attempted. The Company will review zoning requirements early in the site development process and identify ways to reduce or eliminate approvals by modifying designs or adjusting locations to co-locate with existing operators and thereby minimize the necessity of tower construction.

     Program/Construction Management. The Company has developed deployment and staffing plans for each region to identify resource requirements and establish schedules for site construction, testing and integration. Network build-out costs will be tracked and captured in the Company's client/server-based financial accounting systems. In May 1996, a comprehensive project, location and functional coding structure was put in place to accurately capture all network deployment costs when field mobilization began. The Company plans to implement bar code-based asset tracking to control the placement and location of its assets in each of the regions. NextWave has entered into an agreement with LCC, L.L.C. to provide the Company with not less than $50,000,000 of engineering services, program management services, software and equipment during a five and one-half year period.

     Incumbent Microwave Relocation. NextWave has performed engineering studies which indicate that there are approximately 500 microwave links, utilized by utility companies, public safety agencies and other carriers, within the Company's C-Block spectrum allocation. The Company's studies indicate that 60% of these links will require relocation at a cost of approximately $300,000 per link to permit the launch of initial service. NextWave expects to relocate the required links within two to three years to support additional capacity. The Company has engaged several leading industry consulting firms to initiate the relocation projects. The Company believes that many incumbent operators have or are in the process of relocation due to initiatives by A-Block and B-Block PCS operators.

     Systems and Operations Management. The Company is implementing advanced information systems to manage the build-out of the networks and to facilitate communication between personnel. The Company will customize third party systems for network management and provide for integrated dispatch with field operations to rapidly respond to network faults. NextWave plans to build regional 24-hour operations centers to effectively monitor network quality.

     During May 1996, NextWave completed the implementation of the Oracle(TM) Financial Suite software system to manage its purchasing, accounts payable and general ledger functions. The Oracle fixed assets and project accounting modules are currently being designed to manage the operational requirements of the build-out. This software will allow engineering and operations managers access to costing information to assist in managing a cost-effective PCS network deployment and in pricing the Company's MOUs.

CDMA TECHNOLOGY

     NextWave believes that CDMA technology is fundamental to accomplishing its business objective of providing high volume, high quality airtime at a low cost. CDMA has been widely adopted by both cellular and PCS providers both domestically and internationally. In the U.S., AirTouch Communications has commenced commercial CDMA service in the Los Angeles market, and Bell Atlantic NYNEX Mobile has launched commercial CDMA service in selected cities in the state of New Jersey. Most of the other leading cellular service providers, including ALLTEL Mobile, Ameritech, Comcast Cellular Communications, GTE Mobilnet, 360o Communications and U S WEST, have announced plans for commercial deployment of CDMA networks in their markets. In addition, Sprint Spectrum L.P., PrimeCo Personal Communications, L.P., GTE and Ameritech have announced plans for build-out and operation of CDMA system in their PCS markets. The Company believes that CDMA provides important system performance benefits.

     Voice Quality. CDMA systems offer more powerful error correction, less susceptibility to fading and reduced interference. Using the 13 kbps vocoder, CDMA systems achieve voice quality that is comparable to the typical wireline telephone. This CDMA vocoder technology also employs adaptive equalization which filters out annoying background noise more effectively than existing wireline or analog cellular phones.

     Greater Capacity. CDMA technology allows a greater number of calls within one allocated frequency and reuses the entire frequency spectrum in each cell, rather than using only one-seventh of the available spectrum in each cell which is typically the case with analog, TDMA and GSM systems. CDMA systems are expected to provide capacity gains of up to 10 times over the current analog system, while TDMA and GSM systems are expected to increase capacity by only two to three times.

     CDMA technology is designed to provide flexible or "soft" capacity which will permit a system operator to temporarily increase the number of telephone calls that can be handled within a cell. When capacity limitations in analog, TDMA and GSM systems are reached, additional callers in a given cell must be given a busy signal. Using CDMA technology, the system operator will be able to allow a small degradation in voice quality to provide a temporary increase in capacity. This is expected to reduce blocked calls and increase the probability of a successful cell-to-cell hand-off.

     Soft Hand-off. CDMA systems transfer calls throughout the network using a technique referred to as a soft handoff, which connects a mobile customer's call with a new cell site while maintaining a connection with the cell site currently in use. CDMA networks monitor the quality of the transmission received by both cell sites simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell until it is clearly established in a new one. As a result, fewer calls are dropped compared to analog, TDMA and GSM networks which use a "hard hand-off" and disconnect the call from the current cell site before connecting it with a new one.

     Fewer Cell Sites. Because of efficient digital modulation, soft hand-off capabilities and other technological advantages, networks using CDMA are able to achieve a greater radius of coverage and therefore require fewer cells than analog, TDMA or GSM systems when the system is lightly loaded. Recent network build-outs by cellular CDMA operators indicate that 50% fewer cells are required for CDMA systems as compared to analog systems. Similarly, CDMA systems are expected to require 30-50% fewer cells than TDMA or GSM networks under similar lightly loaded conditions. The need for fewer cells results in significant reductions in overall capital requirements, lower ongoing maintenance and operating costs, fewer cell sites to be acquired and greater flexibility in network design.

     Advanced Services and Features. CDMA will permit NextWave to offer its resellers advanced features such as simultaneous voice and data transmission and, ultimately, high-speed wireless applications such as video, multimedia and ISDN-rate data services.

     Privacy and Security. One of the benefits of CDMA technology is that it combines a constantly changing coding scheme with a low power signal to enhance security and privacy. Vendors are currently developing additional encryption capabilities which will further enhance overall network security.

     Simplified Frequency Planning. Frequency planning is the process by which wireless service providers analyze and test alternative patterns of frequency use within their systems to minimize interference and maximize capacity. Currently, cellular service providers spend considerable cost and time on frequency planning. Because TDMA and GSM based systems have frequency reuse constraints similar to present analog systems, frequency reuse planning for TDMA and GSM based systems is expected to be comparable to planning for the current analog systems. With CDMA technology, however, the same subset of allocated frequencies can be reused in every cell, substantially reducing the need for costly frequency reuse patterning and constant frequency plan management.

EQUIPMENT VENDORS

     Since October 1995, the Company has been actively conducting due diligence on the technical specifications, operating performance and pricing of CDMA systems for PCS. In April 1996 the Company released its procurement requirements for CDMA infrastructure equipment. The Company is currently engaged in product selection and vendor contract negotiations for its seven regions. There are over 20 companies worldwide that are licensed to manufacture and supply CDMA equipment, including Lucent Technologies, Hughes Network Systems, Hyundai Electronics, LG InfoComm, Inc. ("LGIC"), Motorola, NEC, Northern Telecom and Samsung Electronics to manufacture and sell CDMA network equipment. In addition, Alps Electric, AT&T, Fujitsu, Hyundai Electronics, LGIC, Maxon Electronics, Mitsubishi, Motorola, NEC, NOKIA Mobile Phones, OKI Electric, Matsushita (Panasonic), Nippon Denzo, QUALCOMM, Samsung Electronics, SONY Electronics and SANYO Electric are licensed to manufacture and sell CDMA subscriber equipment. The Company expects to deploy equipment from multiple vendors in its networks.

     Pursuant to the terms of an Equipment Requirements Agreement with QUALCOMM (the "Equipment Agreement"), the Company agreed, under certain conditions, to purchase up to approximately 50% (calculated on a per POP basis) of its infrastructure equipment needs. The Equipment Agreement further states that QUALCOMM will offer 100% equipment financing for equipment purchased from QUALCOMM under such agreement. Equipment to be provided by QUALCOMM under the Equipment Agreement will be bid in a competitive process involving other equipment vendors. The terms of any equipment purchases will be established in a further agreement to be negotiated in good faith by the parties.

     Under the terms of a Letter Agreement with LGIC, the Company has agreed (i) to negotiate the terms of a possible joint development agreement with LGIC for the development of PCS related products, on terms to be mutually agreed upon by the parties, (ii) subject to the terms of any existing agreements, to negotiate the terms of a possible supply agreement for the purchase by the Company of certain LGIC PCS equipment products, on terms to be agreed upon by the parties which shall provide that the Company would purchase 30% of its PCS handset requirements from LGIC, if the Company decides to purchase handsets for retail sales, (iii) to negotiate the terms of an infrastructure market trial in at least one of the Company's Markets and (iv) to negotiate the terms of an agreement pursuant to which the Company would purchase approximately fifty percent (50%) of its international infrastructure equipment requirements from LGIC up to a maximum amount of $50 million. The LGIC Letter Agreement further contemplates that LGIC would provide one hundred percent (100%) financing of the purchase price of any infrastructure equipment purchased by the Company from LGIC.

     The Company plans to enter into co-location agreements to lease switch facilities wherever possible from CAPs, LECs, long distance companies or other strategic resale partners. The Company expects to take advantage of excess switch capacity to reduce the amount of new capital required for fixed network deployment.

COMPETITION

     The wireless industry is characterized by intense competition between PCS, cellular and other wireless service providers. Although NextWave does not expect to compete directly with other PCS licensees, the Company's resellers will compete directly with as many as five other PCS licensees in each of the Markets. The A-Block and B-Block licensees in the Markets, which include AT&T Wireless Services, Inc., Sprint Spectrum L.P. and PrimeCo Personal Communications L.P., have substantial financial resources and significant time to market advantage over the Company. In addition, the FCC has announced that it will auction the three remaining PCS license blocks (D-Block, E-Block and F-Block, each of which is 10 MHz in bandwidth) within the next year. The Company is eligible to participate in the reauctioning of defaulted C-Block licenses and in the D-Block and E-Block Auctions. Depending on the FCC's resolution of a pending rulemaking proceeding, the Company may also be able to participate in the F-Block Auction. Pursuant to FCC rules, however, the Company may not acquire an attributable interest in more than an aggregate of 40 MHz of PCS spectrum in any PCS market. See "Regulation of Wireless Telecommunications Industry."

     NextWave, through its resellers, will also face competition from the incumbent cellular providers in each of the Markets. The majority of these incumbents have infrastructure, a customer base and brand-name in place. Many have been operational for at least five years and are expected to upgrade their networks to provide comparable services in competition with the Company. Principal cellular providers in the Markets are AirTouch Communications, Inc., Ameritech Cellular, AT&T Wireless Services, Inc., Bell Atlantic NYNEX Mobile, BellSouth Mobility, Inc., GTE Mobile Communications Corporation and Southwestern Bell, Inc. Many cellular providers currently sell MOUs on a wholesale basis to other carriers as well as on a retail basis to consumers. The Company anticipates that such cellular providers, as well as new PCS providers, will compete with the Company in the future and offer to wholesale MOUs for digital wireless services.

     The Company also expects to compete with the specialized mobile radio ("SMR") operator in each of the Markets. The leading national SMR provider is NEXTEL Communications Inc. SMR systems are capable of delivering dispatch paging and traditional voice and data mobile telecommunications services. The FCC recently completed an auction of 1,020 MTA 900 Mhz SMR licenses. In addition, the FCC is expected to license a new category of 175 licensed service areas in the 800 MHz SMR spectrum. SMR operators will be capable of delivering dispatch paging and traditional voice and data mobile telecommunications services.

     NextWave will face limited competition from other wireless service providers, such as paging companies and mobile satellite systems. Although a less direct substitute for mobile telephone services, one-way and two-way paging services may be adequate for those with more limited two-way communications needs. The FCC has initiated the adoption of rules to auction paging licenses. The FCC has also commenced licensing "narrowband PCS" in the 900 MHz band, which includes, among other services, data messaging, advanced one-way and two-way paging and facsimile. The messaging and paging services are expected to include electronic mail, digitized voice messages, and graphic images. In addition, the FCC has licensed three mobile satellite systems which plan to offer global cellular-type service from mobile satellites orbiting the earth. The first mobile satellite launch is expected to occur in 1997. These services, however, are targeted to more narrow customer markets in light of both the expected high price to the customer and the restricted range of services to be offered, as compared to the services to be offered by the Company. See "Risk Factors -- Competition."

INTELLECTUAL PROPERTY RIGHTS

     The Company's business relies on a combination of licensed patents, trademarks and non-disclosure and development agreements in order to establish and protect its proprietary rights. In addition, the Company will file patent applications relating to certain products developed by TELE*Code. It is the Company's policy to obtain appropriate proprietary rights protection for any potentially significant new technology acquired or developed by the Company. Applications for registrations of the trademarks NextWave Telecom and TELE*Code have been filed in the United States and certain foreign jurisdictions. In addition, the Company relies on copyright and trade secret laws to protect its proprietary rights. The Company attempts to protect its trade secrets and other proprietary information through agreements with customers and suppliers, proprietary information agreements with the Company's employees and consultants and other similar measures. See "Risk Factors -- Uncertainty of Proprietary Rights."

EMPLOYEES

     As of May 31, 1996, the Company employed approximately 70 persons on a full-time basis. None of the Company's employees is represented by a union or is subject to a collective bargaining agreement.

PROPERTIES

     NextWave's principal executive offices are leased space of approximately 10,000 square feet located in San Diego, expiring January 31, 1997. The Company maintains additional leased space for its offices in New York, Boston, Dallas, Los Angeles, Tampa, Philadelphia and Akron. Management believes that these facilities are adequate for the Company's needs at the present time, but will need to be expanded regularly as the Company proceeds with the planned build-out of its PCS networks.

             REGULATION OF THE WIRELESS TELECOMMUNICATIONS INDUSTRY

     NextWave is seeking to obtain licenses from the FCC to operate as a provider of PCS. As a result, the Company's ownership structure and telecommunications operations are and will be subject to FCC regulation.

OVERVIEW

     FCC Authority. The Communications Act of 1934, as amended (the "Communications Act") grants the FCC the authority to regulate the licensing and operation of all non-federal government radio-based services in the U.S. The scope of the FCC's authority includes (i) allocating radio frequencies, or spectrum, for specific services, (ii) establishing qualifications for applicants seeking authority to operate such services, including PCS applicants, (iii) approving initial licenses, modifications thereto, license renewals, and the transfer or assignment of such licenses, (iv) promulgating and enforcing rules and policies that govern the operation of spectrum licensees, (v) the technical operation of wireless services, interconnection responsibilities between and among PCS, other wireless services such as cellular, and landline carriers, and
(vi) imposition of fines and forfeitures for any violations of those rules and regulations. Under its broad oversight authority with respect to market entry and the promotion of a competitive marketplace for wireless providers, the FCC regularly conducts rulemaking and adjudicatory of proceedings to determine and enforce rules and policies potentially affecting broadband PCS operations.

     Regulatory Parity. The FCC adopted rules designed to create symmetry in the manner in which it and the states regulate similar types of mobile service providers. According to these rules, all "commercial mobile radio service" ("CMRS") providers that provide substantially similar services will be subject to similar regulation. A CMRS service is one in which the service is provided for a profit, interconnected to the public switched telephone networks, and made available to the public. Under these rules, providers of PCS, SMR, and ESMR services are subject to regulations similar to those governing cellular carriers if they offer an interconnected commercial mobile service. The FCC announced that it would forbear from applying several regulations to these services, including its rules concerning the filing of tariffs for the provision of interstate services. Congress specifically authorized the FCC to forbear from applying such regulation in the Omnibus Budget Reconciliation Act of 1993. With respect to cellular, the FCC has stated its intent to continue monitoring competition in the cellular service marketplace. The FCC also concluded that Congress intended to preempt State and local rate and entry regulation of all CMRS providers, including cellular, but established procedures for State and local governments to petition the FCC for authority to continue or initiate such regulation.

     Commercial Mobile Radio Source Spectrum Ownership Limit. The FCC has limited the amount of CMRS spectrum in which an entity may hold an attributable interest in a given geographic area to 45 MHz and the amount of attributable PCS spectrum in a PCS market to 40 MHz. CMRS and PCS licenses are attributed to an entity where its investments exceed certain thresholds or the entity is an officer or director of a CMRS or PCS licensee. In addition, entities with attributable interests in cellular licenses in certain markets cannot hold more than 10 MHz of PCS spectrum in the same markets, although that rule is currently subject to a pending rulemaking proceeding. The Company's ability to raise capital from entities with attributable CMRS interests in certain geographic areas is likely to be limited by this restriction.

     Interconnection Requirements. The FCC has pending proceedings to address various forms of interconnection obligations which could affect broadband PCS and other wireless service providers. In its mutual compensation proceedings, the FCC is examining its policies regarding the compensation arrangements which apply when CMRS providers, including broadband PCS providers, interconnect with LECs. In addition, the FCC is considering whether to rely upon private negotiations between wireless providers to determine whether direct interconnections between wireless networks should occur. The FCC also is considering whether private negotiations should be the preferred basis for wireless providers to permit the customers of one such provider to obtain service while roaming in the service area of the other.

     In related parts of the foregoing proceedings, the FCC is considering whether to require all wireless providers to provide capacity to non-facilities based resellers, whether wireless licensees should be permitted to resell capacity acquired from other wireless providers in the markets where they hold licenses at least during the initial startup period and whether wireless providers should be required to offer unbundled communications capacity to resellers who intend to operate their own switching facilities.

     Other FCC Requirements. The FCC also has pending proceedings regarding the scope of permissible uses of broadband PCS networks to provide fixed local loop and other fixed services in competition with the wireline offerings of the LECs. It also is considering the possible adoption of requirements on broadband PCS and other providers of real-time voice services to implement enhanced 911 capabilities.

     Other Federal Regulations. Wireless networks are subject to certain Federal Aviation Administration and guidelines regarding the location, lighting and construction of transmitter towers and antennas. In addition, the FCC has authority to enforce certain provisions of the National Environmental Policy Act as they would apply to the Company's facilities. The Company intends to use common carrier point-to-point microwave and traditional landline facilities to connect base station sites and to link them to their respective main switching offices. These microwave facilities are separately licensed by the FCC on a first-come, first-served basis (although the FCC has proposed to auction certain such licenses) and are subject to specific service rules.

     Wireless providers also must satisfy a variety of FCC requirements relating to technical and reporting matters. One such requirement is the coordination of proposed frequency usage with adjacent wireless users, permittees and licensees in order to avoid electrical interference between adjacent networks. In addition, the height and power of base station transmitting facilities and the type of signals they emit must fall within specified parameters.

     State and Local Regulation. The scope of state regulatory authority covers such matters as the terms and conditions of interconnection between LECs and wireless carriers under FCC oversight, customer billing information and practices, billing disputes, other consumer protection matters, certain facilities construction issues, transfers of control, the bundling of services and equipment, and requirements relating to making capacity available to third party carriers on a wholesale basis. In these areas, particularly the terms and conditions of interconnection between LECs and wireless providers, the FCC and state regulatory authorities share regulatory responsibilities with respect to interstate and intrastate issues, respectively.

     The FCC and a number of state regulatory authorities have initiated proceedings or indicated their intention to examine access charge obligations, mutual compensation arrangements for interconnections between local exchange carriers and wireless providers, the pricing of transport and switching facilities provided by LECs to wireless providers, the implementation of "number portability" rules to permit telephone customers to retain their telephone numbers when they change telephone service providers, and alterations in the structure of universal service funding, among other matters.

     The Company and its subsidiaries have been and intend to remain active participants in proceedings before the FCC and before state regulatory authorities. Proceedings with respect to the foregoing policy issues before the FCC and state regulatory authorities could have a significant impact on the competitive market structure among wireless providers and the relationships between wireless providers and other carriers.

GENERAL PCS REGULATIONS

     The FCC allocated spectrum for broadband PCS services in June 1994 in the 1850 to 1990 MHz bands. Of the 120 MHz available for PCS services, the FCC created six separate blocks of spectrum identified as A, B, C, D, E and F-Block. The A-Block, B-Block and C-Block are each allocated 30 MHz of spectrum and the D-Block, E-Block and F Block are allocated 10 MHz each. The FCC adopted a ten-year PCS license term with an opportunity to renew.

     The FCC adopted a "rebuttable presumption" that all PCS licensees are common carriers, subject to Title II of the Communications Act. Accordingly, each PCS licensee deemed to be a common carrier must provide services upon reasonable request and the rates, terms and conditions of service must not be unjustly or unreasonably discriminatory.

     Structure of PCS Block Allocations. The FCC defines the geographic contours of the licenses within each PCS block based on the MTAs and BTAs developed by Rand McNally. The FCC awarded A-Block and B-Block licenses in 51 MTAs. The C-Block, D-Block, E-Block and F-Block spectrum were allocated on the basis of 493 smaller BTAs. In addition, there are spectrum aggregation caps on PCS licensees limiting them to 40 MHz in any given market.

     All but three of the 102 total A-Block licenses and all B-Block licenses were auctioned in 1995. The three A-Block licenses were awarded separately pursuant to the FCC's "pioneer's preference" program. The auctioned A-Block and B-Block licenses were awarded in June 1995. The C-Block and F-Block spectrums are reserved for Entrepreneurs. (See "-- Entrepreneurs Block"). The FCC has proposed extending certain auction preferences to the D-Block and E-Block licenses in a pending rulemaking proceeding.

1996 ACT

     On February 8, 1996, Congress enacted the 1996 Act, which effected a sweeping overhaul of the Communications Act. In particular, the 1996 Act substantially amended Title II of the Communications Act, which governs telecommunications common carriers. The policy underlying this legislative reform was the opening of the telephone exchange service markets to full competition. The 1996 Act requires incumbent wireline LECs to open their networks to competition through interconnection and access to unbundled network elements and prohibits state and local barriers to the provision of interstate and intrastate telecommunications services.

     Implementation of the provisions of the 1996 Act will be the task of the FCC, the state public utility commissions and a federal-state joint board. Much of the implementation of the 1996 Act must be completed in numerous rulemaking proceedings with short statutory deadlines. These proceeding are expected to address issues and proposals already before the FCC in pending rulemaking proceedings affecting the wireless industry as well as additional areas of telecommunications regulation not previously addressed by the FCC and the states.

     The 1996 Act makes all state and local barriers to competition unlawful, whether they are direct or indirect. It directs the FCC to initiate rulemaking proceedings on local competition matters and to preempt all inconsistent state and local laws and regulations.

     The 1996 Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing interstate or intrastate telecommunications services. States retain jurisdiction under the 1996 Act to adopt laws necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of telecommunications services and safeguard the rights of consumers.

     Some specific provisions of the 1996 Act which are expected to affect wireless providers are summarized below:

     Expanded Interconnection Obligations: The 1996 Act establishes a general duty of all telecommunications carriers, including C-Block PCS licensees, to interconnect with other carriers. The 1996 Act also contains a detailed list of requirements with respect to the interconnection obligations of LECs. These "interconnect" obligations include resale, number portability, dialing parity, access to rights-of-way and reciprocal compensation.

     LECs designated "incumbents" have additional obligations including: to negotiate in good faith; to interconnect on terms that are reasonable and non-discriminatory; to provide non-discriminatory access to facilities, equipment, features, functions and capabilities; to offer for resale at wholesale rates any service that LECs provide on a retail basis; and to provide actual collocation of equipment necessary for interconnection or access.

     The 1996 Act establishes a framework for state commissions to mediate and arbitrate negotiations between incumbent LECs and carriers requesting interconnection, services or network elements. The 1996

Act establishes deadlines, policy guidelines for state commission decisionmaking and federal preemption in the event a state commission fails to act.

     Review of Universal Service Requirements. The 1996 Act contemplates that interstate telecommunications providers, including CMRS providers, will "make an equitable and non-discriminatory contribution" to support the cost of providing universal service, although the FCC can grant exemptions in certain circumstances.

     Prohibition Against Subsidized Telemessaging Services. The 1996 Act prohibits LECs from subsidizing telemessaging services (i.e., voice mail, voice storage/retrieval, live operator services and related ancillary services) from its telephone exchange service or exchange access.

     Conditions on RBOC Provision of In-Region InterLATA Services. The 1996 Act generally requires that before engaging in in-region interLATA services, the RBOCs must provide access and interconnection to one or more unaffiliated competing providers of telephone exchange service, or after ten months after enactment of the 1996 Act, no such provider requested such access and interconnection more than three months before the RBOCs has applied for authority.

     The specific interconnection requirements, which the RBOCs must offer on a non-discriminatory basis, include interconnection and unbundled access; access to poles, ducts, conduits and rights-of-way owned or controlled by the RBOCs; unbundled local loops, unbundled transport and unbundled switching; access to emergency 911, directory assistance, operator call completion and white pages; access to telephone numbers, databases and signalling for call routing and completion; number portability; local dialing parity; reciprocal compensation; and resale.

     RBOC Commercial Mobile Joint Marketing. The RBOCs are permitted to market jointly and sell wireless services in conjunction with telephone exchange service, exchange access, intraLATA and interLATA telecommunications and information services.

     CMRS Facilities Siting. The 1996 Act limits the rights of states and localities to regulate placement of CMRS facilities so as to "prohibit" the provisions of wireless services or to "discriminate" among providers of such services. It also eliminates environmental effects from RF emissions (provided the wireless system complies with FCC rules) as a basis for states and localities to regulate the placement, construction or operation of wireless facilities. The FCC's implementation of these provisions and the scope thereof have neither been adopted by the agency nor reviewed by the courts.

     Equal Access. The 1996 Act provides that wireless providers are not required to provide equal access to common carriers for toll services. The FCC is authorized to require unblocked access subject to certain conditions.

     Deregulation. The FCC is required to forebear from applying any statutory or regulatory provision that is not necessary to keep telecommunications rates and terms reasonable or to protect consumers. A state may not apply a statutory or regulatory provision that the FCC decides to forebear from applying. In addition, the FCC must review its telecommunications regulations every two years and change any that are no longer necessary.

RELOCATION OF INCUMBENT FIXED MICROWAVE LICENSEES

     In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees in the spectrum allocated for PCS use, the FCC has adopted (i) a transition plan to relocate fixed microwave operators that currently are operating in the PCS spectrum, and (ii) a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will help defray the costs of the relocation. PCS licensees will only be required to relocate fixed microwave incumbents if they cannot share the same spectrum. The transition and cost sharing plans expire on April 4, 2005, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations.

     Relocation generally involves a PCS operator compensating an incumbent for costs associated with system modifications and new equipment required to move to alternate, readily available spectrum. This transition plan allows most microwave users to operate in the PCS spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. For public safety entities dedicating a majority of their system communications for police, fire, or emergency medical service operations, the voluntary negotiation period is three years. The FCC currently is considering whether to shorten the voluntary negotiation period by one year. Parties unable to reach agreement within these time periods may refer the matter to the FCC for resolution, but the existing microwave user is permitted to continue its operations until final FCC resolution of the matter.

     The FCC's cost-sharing plan allows PCS licensees that relocate fixed microwave links outside of their license areas to receive reimbursements from later-entrant PCS licensees that benefit from the clearing of their spectrum. A non-profit clearinghouse will be established to administer the FCC's cost-sharing plan.

THE ENTREPRENEURS' BLOCK

     Eligibility Requirements. As noted above, the FCC designated frequency blocks C and F as "Entrepreneurs' Blocks." The Company has been named as a winning bidder for certain licenses in the C-Block. The FCC requires that all C-Block licensees meet certain maximum size requirements as measured by gross revenues and total assets. In order to acquire C-Block licenses, the applicant, together with its affiliates and persons or entities that hold interests in the applicant and their affiliates, must have gross revenues of less than $125 million in each of the last two years and total assets of less than $500 million at the time the applicant's Short-Form (FCC Form 175) is filed.

     Under the FCC's rules, the Company also qualifies as a "Small Business", that is, an entity that, together with its affiliates and persons or entities that hold interests in the applicant and their affiliates, has average annual gross revenues of not more than $40 million for the preceding three calendar years prior to the date that the Short Form is filed. As a result of its classification as a Small Business, the Company is eligible for both a 25 percent bidding credit and for installment payments of interest only for the first six years of the license, and payments of interest and principal amortized over the remaining four years of the license term.

     The FCC allows exceptions to the general rule regarding limitations on gross revenues and assets by not counting the revenues and assets of certain non-controlling investors. To this end, the FCC adopted structural options in its rules for C-Block applicants that are controlled by investors meeting certain financial criteria "Control Group." The control group must have de facto and de jure control of the applicant licensee. For purposes of determining eligibility of an applicant (or licensee) using a Control Group structure, the FCC counts the gross revenues and total assets of the applicant (or licensee), its affiliates, the members of the control group, and their affiliates. The FCC does not count the gross revenues and total assets of "nonattributable equity investors" -- that is, investors outside the control group that satisfy the FCC's rules and do not control more than 25% of the Company's total equity (whether through voting or non-voting stock, or both) of the corporation -- or of their outside affiliates.

     The Company is structured pursuant to the FCC's "25 Percent Equity Structural Option." Pursuant to 25 Percent Equity Structural Option, the applicant must have a control group that owns at least 25 percent of the applicant's (or licensee's) total equity and at least 50.1 percent of the applicant's (or licensees) total voting stock, on a fully diluted basis.

     PCS Auctions. The FCC initiated auctions for the C-Block in December 1995. The Company participated in the auctions and filed applications for the 56 BTA licenses currently pending before the FCC. The Company's strategy in the auction process was designed to further its business plan described elsewhere in this Prospectus. Before granting licenses, the FCC requires that winning bidders submit a Form 600, or "Long Form application" for each market in which it has submitted the winning bid. This submission begins an administrative process in which parties have an opportunity to challenge the winning bidders' qualifications to be FCC licensees. Because of the Company's visibility as the leading bidder, its investments by non-U.S. entities, and its relationship with QUALCOMM, the Company expects challenges to its license applications (known as "petitions to deny"). The Company has an opportunity to respond to these petitions to demonstrate its compliance with the FCC's Rules. Based on the petitions and the replies thereto, the FCC will determine whether to grant such licenses. In addition, if the FCC determines that the Company violated FCC Rules, then the Company could be subject to substantial financial and regulatory penalties.

     License Transfer Restrictions. The FCC has also promulgated regulations restricting transfer of the C-Block licenses. Most notably, transfer of C-Block licenses is not permitted within the first three years of grant of the license. From three to five years after the license grant, transfer is permitted only to another eligible entity, such as another Small Business. If transfer occurs in years four and five to a company that does not qualify for bidding credits, such a sale would be subject to full payment of the bidding credit and immediate payment of the outstanding balance of the government installment payment debt as a condition of transfer. After five years, licenses are freely transferable, subject to the unjust enrichment penalties discussed below. In a pending rulemaking proceeding, the FCC has proposed to eliminate the transfer restrictions applicable to C-Block and F-Block licensees (without eliminating the unjust enrichment penalties).

     Unjust Enrichment. Any transfer during the full license term (10 years) may require certain costs and reimbursements to the government of bidding credits and/or outstanding principal and interest payments. In addition, if the Company wishes to make any change in ownership structure during the initial license term involving the de facto and de jure control of the Company, it must seek FCC approval and may be subject to the same costs and reimbursement conditions indicated above.

     Build-Out Requirements. The FCC has mandated that recipients of PCS licenses adhere to five year and ten year build-out requirements. Violations of these regulations could result in license revocations, forfeitures or fines. Under both five and ten year build-out requirements, all 30 MHz PCS licensees (such as C-Block licensees) must construct facilities that offer coverage to at least one-third of the population in their service area within five years from the date of initial license grants. Service must be provided to two-thirds of the population within ten years. Licensees which fail to meet the coverage requirements may be subject to forfeiting the license.

     Additional Requirements. As a C-Block licensee, the Company will be subject to certain restrictions that limit, among other things, the number of licenses it may hold as well as certain cross-ownership restrictions pertaining to cellular and other wireless investments. A pending rulemaking proceeding may relax the restrictions applicable to entities with attributable cellular ownership interests that seek to acquire PCS licenses, and eliminate certain ownership restrictions.

     Foreign Ownership Restrictions. The Communications Act requires that non-U.S. citizens, their representatives, foreign governments, or corporations otherwise subject to domination and control by non-U.S. citizens may not own of record or vote (i) more than 20% of the capital stock of a common carrier directly, or (ii) without approval of the FCC, more than 25% of the capital stock of the parent corporation of a common carrier licensee. Because the FCC classifies PCS as a common carrier offering, PCS licensees are subject to the foreign ownership limits. Congress recently eliminated restrictions on non-U.S. citizens serving as members on the board of directors of a common carrier radio licensee or its parent. The FCC also recently adopted rules that, subject to a public interest finding by the FCC, could allow additional indirect foreign ownership of CMRS companies to the extent that the relevant foreign states extend reciprocal treatment to U.S. investors.

     Failure to comply with these regulations may result in the FCC ordering (i) divestiture of the non-U.S. parties to bring the entity within compliance of the Communications Act, (ii) issuance of fines, or (iii) denial of renewal or revocation of the license(s).

     Penalties for Payment Default. A C-Block licensee that fails to make timely quarterly installment payments may incur substantial financial penalties, license revocation or other enforcement measures at the FCC's discretion. Where a C-Block applicant anticipates defaulting on any required payment, it may request a three to six month grace period before the FCC cancels its license. In the event of default by a C-Block licensee, the FCC could reclaim the licenses, reauction them, and subject the defaulting party to a penalty comprised of the difference between the price at which it acquired its license and the amount of the winning bid at reauction, plus an additional penalty of three percent of the subsequent winning bid.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the Company's directors and executive officers.

         NAME            AGE                               POSITION
- -----------------------  ----    ------------------------------------------------------------
Allen B. Salmasi.......    42    Chairman of the Board, Chief Executive Officer and President
Janice I. Obuchowski...    44    Vice Chairman, Executive Vice President and Director
C.J. Waylan............    54    Executive Vice President
Kevin M. Finn..........    54    Senior Vice President and Director
Nicole N. Salmasi......    38    Director
Frank A. Cassou........    39    Senior Vice President, Corporate Development and General
                                 Counsel
Raymond P. Dolan.......    38    Senior Vice President, Operations
Edward M. Knapp........    35    Senior Vice President, Engineering and Chief Technical
                                 Officer
Robert M. Kramer.......    32    Senior Vice President, Corporate Finance
James S. Madsen........    36    Senior Vice President, Business Development
Raju Patel.............    48    Senior Vice President, Network Systems
Gene M. Welsh..........    44    Senior Vice President, Finance and Chief Financial Officer

     ALLEN B. SALMASI has been the Chairman of the Board, Chief Executive Officer and President of NextWave since its founding. Immediately prior to founding NextWave in July 1995, Mr. Salmasi served as a member of the Board of Directors, President of the Wireless Telecommunications Division and Chief Strategic Officer of QUALCOMM. He joined QUALCOMM as a member of the Board of Directors and Vice President of Planning & Development in 1988, as a result of the merger of QUALCOMM and Omninet Corporation. Previously, Mr. Salmasi founded Omninet Corporation in 1984. At various times, through August, 1988, he served as Chairman of the Board, President and Chief Executive Officer of Omninet. From 1979 to 1984, Mr. Salmasi held various technical and management positions at the National Aeronautics and Space Administration Jet Propulsion Laboratory.

     JANICE I. OBUCHOWSKI has been the Vice Chairman, Executive Vice President and a Director of NextWave since its founding. Ms. Obuchowski is also the founder and President of Freedom Technologies, Incorporated, a telecommunications research and consulting firm based in Washington, D.C. She is also Of Counsel to the law firm of Halprin, Temple, Goodman & Sugrue. From 1989 to 1992, Ms. Obuchowski served as the Assistant Secretary for Communications and Information for the Department of Commerce and Administrator for the National Telecommunications and Information Administration ("NTIA"). In this capacity she was the principal communications policy advisor to President George Bush. Previously, Ms. Obuchowski also served as the Senior Advisor to FCC Chairman Mark Fowler, advising him on all telecommunications policy and international communications issues before the FCC. Ms. Obuchowski also is a member of the Board of Directors of QUALCOMM.

     C.J. WAYLAN has been the Executive Vice President of NextWave since May 1996. For more than the past five years until May 1, 1996, Mr. Waylan was an executive officer of a subsidiary of GTE. Most recently from February 1993, Mr. Waylan was Executive Vice President, Product Management and Business Development for GTE Mobilnet. In this position, he was responsible for managing GTE's PCS and wireless products and new business initiatives. Prior to this, Mr. Waylan was president of GTE Spacenet. Mr. Waylan also is a member of the Board of Directors of Stanford Telecom Inc.

     KEVIN M. FINN has been a Senior Vice President and Director of NextWave since its founding. From early 1992 until July 1995, Mr. Finn was President of Marin-Finn Industries, Inc. From August 1988 to early 1992, Mr. Finn was Vice President and General Manager of Densitron. From September 1986 to August 1988, Mr. Finn served as Executive Vice President of Omninet Corporation. From 1983 to 1987, Mr. Finn served as Vice President of the Sony Corporation of America and General Manager of its Component Products Division.

     NICOLE N. SALMASI has been Director of NextWavesince May 1995. Mrs. Salmasi served as a mechanical engineering designer at QUALCOMM from 1990 to 1994. Prior to QUALCOMM, from 1983 to 1987 at various times, Mrs. Salmasi was the Vice President of Business Administration and Director of Engineering Services at Omninet Corporation.

     FRANK A. CASSOU has been Senior Vice President, Corporate Development and General Counsel since February 1996. Prior to joining NextWave, Mr. Cassou was a partner at the law firm of Cooley Godward Castro Huddleson and Tatum, where he practiced corporate law representing telecommunications and technology companies for the past thirteen years. He was outside corporate counsel to QUALCOMM from June 1991 through February 1996.

     RAYMOND P. DOLAN has been the Senior Vice President, Operations of NextWave since May 1996. From July 1995 to May 1996, Mr. Dolan was Executive Vice President of Marketing of Bell Atlantic NYNEX Mobile. From May 1988 to June 1995, Mr. Dolan served in numerous technical and marketing positions for NYNEX Mobile Communications.

     EDWARD M. KNAPP has been the Senior Vice President, Engineering and Chief Technical Officer of NextWave since July 1995. From March 1994 to June 1995, Mr. Knapp was the Executive Director of Technical Services for NYNEX Mobile Communications. At NYNEX Mobile he was responsible for the planning, engineering design, site development and operation of the New York cellular system. From October 1990 to August 1994, Mr. Knapp held various technical, engineering and operations positions at NYNEX Mobile. Prior to NYNEX Mobile, he held various positions with Siemens Transmissions Systems and Sperry Defense Products Group.

     ROBERT M. KRAMER has been the Senior Vice President, Corporate Finance of NextWave since May 1996. From January 1995 to May 1996, Mr. Kramer was a Director in the Investment Banking Division of Merrill Lynch, specializing in wireless telecommunications. From January 1992 to December 1994, Mr. Kramer was a Vice President in the High Yield Finance Group of Merrill Lynch. Mr. Kramer joined Merrill Lynch in January 1989.

     JAMES S. MADSEN has been Senior Vice President, Business Development for NextWave since October, 1995. From 1993 until 1995, Mr. Madsen was Director of PCS Marketing and Business Development in the Wireless Telecommunications Division of QUALCOMM. Mr. Madsen managed all PCS business development, marketing and sales planning for QUALCOMM. From 1992 until 1993, Mr. Madsen was Director of Marketing for the OmniTRACS business at QUALCOMM focusing on the cable TV market. After joining QUALCOMM in 1989, Mr. Madsen assumed responsibility for QUALCOMM's worldwide VLSI components business development and marketing. Since 1993, Mr. Madsen has been a Director of Kilovac Corporation, a communications and electronics components manufacturer.

     RAJU PATEL has been the Senior Vice President, Network Systems of NextWave since May 1996. From May 1993 to May 1996, Mr. Patel was Senior Vice President and General Manager of the Wireless Division at Hughes Network Systems. Previously, Mr. Patel was President and Chief Executive Officer of NAC Inc.

     GENE M. WELSH has been the Senior Vice President, Finance and Chief Financial Officer of NextWave since May 1996. From July 1991 until May 1996, he was the Vice President of Finance and Chief Financial Officer of Los Angeles Cellular Telephone Co. (LA Cellular). From October 1990 until July 1991, Mr. Welsh was the Vice President of Finance and Chief Financial Officer/Treasurer of First Cellular Acquisition Corporation, a venture of First Boston Merchant Bank.

BOARD OF DIRECTORS

     Election of Directors. Under the Company's Restated Certificate of Incorporation, until the tenth anniversary of the date of award of the Company's PCS licenses, the holders of Series A Common Stock have the right, voting separately as a class, to elect the minimum number of directors necessary to constitute a majority of the Board of Directors and the holders of the Series B Common Stock have the right, voting separately as a class, to elect a number of directors equal to the total number of directors less the number of directors elected by the holders of Series A Common Stock. Immediately following the Offerings, the Board
of Directors will consist of      directors,      of which will have been
elected by the holders of Series A Common Stock and      of which will have been
elected by the holders of Series B Common Stock.

     Pursuant to the Amended and Restated Stockholders' Voting Agreement dated as of November 30, 1995, as amended (the "Stockholders' Voting Agreement"), all holders of Series B Common Stock issued prior to the Stock Offering and all holders of warrants, Bridge Notes and Series A Common Stock exercisable or convertible into Series B Common Stock issued prior to the Stock Offering have agreed to vote any shares of Series B Common Stock held by them in the manner set forth below: (a) to elect as a director of the Company one representative designated by each holder of Series B Common Stock who holds on a fully diluted basis at least 6% of the outstanding equity of the Company (a "6% Stockholder") and (b) for a period of three years from the award of the Company's PCS licenses, to elect as a director of the Company one representative designated by each of the following stockholders (collectively, "Early Investors"): ILJIN Group, Korea Electric Power Corporation, LG InfoComm, Inc., PECO Energy Company, Pohang Steel America Corp., QUALCOMM, SONY Electronics Inc. and Triumph Capital Group, Inc. As of May 31, 1996, there were no 6% Stockholders. In the event an Early Investor also qualifies as a 6% Stockholder, such Early Investor has only the right to designate one representative to serve on the Board of Directors. After the three year period referred to in clause (b) alone, an Early Investor will have the right to a Board designee only if such Early Investor is a 6% Stockholder at such time. The obligation to vote for election of the representative of a 6% Stockholder terminates when the stockholder ceases to be a 6% Stockholder. In addition, the parties to the Stockholders' Voting Agreement have agreed that, pursuant to FCC rules and regulations, no more 25% of the members of the Board of Directors of the Company at any time may be foreigners. The Stockholders' Voting Agreement terminates upon the earlier to occur of (i) the Company's becoming a party to a merger in which the Company is not the surviving corporation and the Company's stockholders hold, immediately after the merger, less than 50% of the equity securities of the surviving corporation or
(ii) ten years from the date of the Stockholders' Voting Agreement.

     Indemnification. The Company's Restated Certification of Incorporation eliminates, to the fullest extent permitted by law, the liability of its directors to the Company and its stockholders for monetary damages for breach of the directors' fiduciary duty. This provision is intended to afford the Company's directors the benefit of the Delaware General Corporation Law, which provides that directors of Delaware corporations may be relieved of monetary liability for breach of their fiduciary duty of care, except under certain circumstances involving breach of a director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law or any transaction from which the director derived an improper personal benefit. The Company intends to enter into separate indemnification agreements with each of its directors and officers to effectuate these provisions and to purchase director's and officer's liability insurance.

     Committees of the Board of Directors; Compensation Committee Interlocks and Insider Participation. The Company intends to form an audit committee (the "Audit Committee") and a compensation committee (the "Compensation Committee") prior to consummation of the Stock Offering.

     The Audit Committee will review the scope and approach of the annual audit, the annual financial statements of NextWave and the auditors' report thereon and the auditors' comments relative to the adequacy of NextWave's system of internal controls and accounting systems. The Audit Committee will also recommend to the Board of Directors the appointment of independent public accountants for the following year. At least two independent directors will serve on NextWave's Audit Committee.

     The Compensation Committee will review management compensation levels and provide recommendations to the Board of Directors regarding salaries and other compensation for NextWave's officers, including bonuses and incentive programs. None of the members of the Compensation Committee will be an officer or employee of the Company. It is not expected that any member of the Compensation Committee will have any interlocking or other relationships with NextWave that would call into question his or her independence as a member of the Compensation Committee.

     Compensation of Directors. Directors of the Company currently receive no compensation for serving on the Board of Directors and are not reimbursed for their out-of-pocket expenses incurred in connection with attendance at meetings of, and other activities relating to serving on, the Board of Directors and any committees thereof. The Company may consider alternative compensation arrangements for its directors from time to time.

EXECUTIVE COMPENSATION

     The following table sets forth certain compensation awarded or paid by the Company during the period from May 16, 1995 (inception) to December 31, 1995 to its President and Chief Executive Officer and the Company's four other most highly compensated officers and key employees (collectively, the "Named Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                   COMPENSATION AWARDS
                                                         ANNUAL COMPENSATION      ---------------------
                                                        ----------------------    SECURITIES UNDERLYING
             NAME AND PRINCIPAL POSITION                SALARY($)     BONUS($)         OPTIONS(#)
- ------------------------------------------------------  ---------     --------    ---------------------
Allen B. Salmasi......................................   110,577           --            700,000
Chairman, President, Chief Executive Officer and
  Director
Janice I. Obuchowski(1)...............................    34,711           --            700,000
Vice-Chairman, Executive Vice President and Director
Kevin M. Finn.........................................     5,000           --            400,000
Senior Vice President and Director
Edward M. Knapp.......................................    65,000           --            600,000
Senior Vice President, Engineering
James S. Madsen.......................................    30,000           --            600,000
Senior Vice President, Business Development

- ---------------
(1) See "Certain Relationships and Related Transactions" for information regarding certain payments made to a consulting firm owned by Ms. Obuchowski.

     EQUITY INCENTIVE PLANS

       Amended and Restated Stock Option Plan

     In April 1996, the Company adopted The NextWave Telecom Inc. Amended and Restated Stock Option Plan (the "Option Plan") under which 20 million shares of Series B Common Stock were reserved for issuance upon exercise or grant of stock options, stock bonuses, restricted stock and stock appreciation rights granted to employees, directors and consultants of the Company and its affiliates. The Option Plan provides for grants of incentive stock options to employees (including officers and employee directors) of the Company and its affiliates, and non-statutory stock options to employees (including officers and employee directors), non-employee directors and consultants of the Company and its affiliates. The Option Plan also provides for the grant of stock bonuses, the sale of restricted stock and the grant of stock appreciation rights (in tandem with stock option grants or independently) to employees, directors and consultants of the Company and its affiliates. The Option Plan has been administrated by the Board of Directors and after the Stock Offering will be administrated by the Compensation Committee, which will determine the recipients and types of awards to be granted, the terms of awards, including the exercise or sale price, the number of shares subject to the award and the exerciseability thereof.

     Stock Options. The terms of stock options granted under the Option Plan may not exceed ten years. The exercise price of options granted under the Option Plan will be determined by the Compensation Committee; provided, however, that the exercise price of a non-statutory stock option generally cannot be less than 85% of the fair market value of the Series B Common Stock on the date of the option grant and the exercise price of an incentive stock option generally cannot be less than 100% of the fair market value of the Series B Common Stock on the date of grant. The exercise price of an option may be paid in cash or, at the discretion of the Compensation Committee, in the form of shares of Series B Common Stock and certain other consideration.

The Compensation Committee will determine when a stock option (or portions thereof) becomes vested and exercisable; provided, however, that the vesting provisions of an option will provide for at least 20% vesting for each year of service.

     No option may be transferred by the optionee other than by will or the laws of descent or distribution. An optionee whose relationship with the Company or an affiliate ceases for any reason (other than death or permanent disability) may exercise options within the three-month period following such cessation (unless such options terminate or expire sooner by their terms) or within such longer period as determined by the Compensation Committee.

     Stock Bonuses and Restricted Stock. The terms of stock bonuses and restricted stock granted under the Option Plan will be determined by the Compensation Committee. The purchase price for restricted stock will be determined by the Compensation Committee; provided, however, that the purchase price generally will not be less than 85% of the fair market value of the Series B Common Stock on the date of sale. Rights under a stock bonus or restricted stock purchase agreement may not be transferred by the recipient other than by will or the laws of descent or distribution. The purchase price of Series B Common Stock acquired pursuant to a restricted stock purchase agreement may be paid in cash or in any other form of consideration approved by the Compensation Committee. Shares of Series B Common Stock awarded or sold pursuant to stock bonuses or restricted stock sales may be subject to a repurchase option in favor of the Company in accordance with the vesting schedule determined by Compensation Committee.

     Stock Appreciation Rights. The terms of stock appreciation rights granted under the Option Plan will be determined by the Compensation Committee. Stock appreciation rights may be granted in tandem with the grant of a stock option or independently. A tandem stock appreciation right will expire upon the exercise of the corresponding stock option. If a tandem stock appreciation right is exercised, the corresponding stock option will expire. Independent stock option appreciation rights may be granted without regard to the grant of a stock option to the recipient. The appreciation distribution on an exercised stock appreciation right will be payable in cash or an equivalent number of shares of Series B Common Stock based on the fair market value on the date of exercise.

     Other Provisions. Shares subject to options, stock bonuses, restricted stock and stock appreciation rights which have lapsed or terminated may again be subject to grants or sales under the Option Plan. Furthermore, the Compensation Committee may offer to exchange new options or other awards for existing options or awards again becoming available for grant or sale under the Option Plan. In the event of a decline in the value of the Company's Series B Common Stock, the Compensation Committee will have the authority to offer recipients the opportunity to replace outstanding higher-priced options with new lower-priced options. Upon any merger or consolidation in which the Company is acquired, all outstanding vested options will either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume or substitute unvested options, the unvested options will terminate as of the closing of the merger or consolidation.

     As of June 6, 1996, options to purchase 13,987,500 shares of Series B Common Stock at exercise prices ranging from $0.25 to $3.00 per share were outstanding and 6,012,500 shares remained available for future option grants. The Option Plan will terminate on April 5, 2005, unless terminated sooner by the Compensation Committee.

     The following table shows for the period from May 16, 1995 (inception) to December 31, 1995, certain information regarding options granted to, exercised by, and held at year end by the Named Officers:

                      OPTIONS GRANTED IN LAST FISCAL YEAR

                                                              INDIVIDUAL GRANTS
                                  --------------------------------------------------------------------------
                                     NUMBER OF       PERCENT OF TOTAL                                GRANT
                                    SECURITIES       OPTIONS GRANTED     EXERCISE                     DATE
                                    UNDERLYING       TO EMPLOYEES IN       PRICE      EXPIRATION    PRESENT
              NAME                OPTIONS GRANTED      FISCAL 1995       PER SHARE       DATE        VALUE
- --------------------------------- ---------------    ----------------    ---------    ----------    --------
Allen B. Salmasi.................     700,000              16.7%           $.275       7/28/05
Janice I. Obuchowski.............     700,000              16.7%           $ .25       7/28/05
Kevin M. Finn....................     400,000               9.5%           $ .25       12/18/05
Edward M. Knapp..................     600,000              14.3%           $ .25        7/3/05
James S. Madsen..................     600,000              14.3%           $ .25       10/9/05

     The following table sets forth information with respect to (i) the exercise of stock options by the Named Officers during the period from May 16, 1995 (inception) to December 31, 1995, (ii) the number of unexercised options held by the Named Officers as of December 31, 1995 and (iii) the value as of December 31, 1995 of unexercised in-the-money options calculated on the basis of the $0.25 fair market value of the underlying securities at December 31, 1995, as determined by the Company's Board of Directors, minus the respective exercise price.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                                VALUE OF
                                                                          NUMBER OF            UNEXERCISED
                                                                         UNEXERCISED          IN-THE-MONEY
                                                                         OPTIONS AT            OPTIONS AT
                                    NUMBER OF                         DECEMBER 31, 1995     DECEMBER 31, 1995
                                     SHARES                           -----------------     -----------------
                                    ACQUIRED                            EXERCISABLE/          EXERCISABLE/
              NAME                 ON EXERCISE     VALUE REALIZED       UNEXERCISABLE         UNEXERCISABLE
- ---------------------------------  -----------     --------------     -----------------     -----------------
Allen B. Salmasi.................        --               --              0/700,000                  --
Janice I. Obuchowski.............        --               --              0/700,000                  --
Kevin M. Finn....................        --               --              0/400,000                  --
Edward M. Knapp..................        --               --              0/600,000                  --
James S. Madsen..................        --               --              0/600,000                  --

  401(k) Retirement and Savings Plan

     Effective as of July 1, 1995, the Board of Directors of the Company adopted The NextWave Telecom Inc. 401(k) Retirement and Savings Plan (the "Savings Plan"). The Savings Plan is a profit-sharing plan designed to be qualified under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The Savings Plan covers all employees of the Company who have attained age 21 and have completed 30 days of service, as that term is defined in the Savings Plan.

     A participant in the Savings Plan may contribute up to 15% of his or her compensation on a pre-tax basis under the Savings Plan. Also, under the Savings Plan, the Company may, in its discretion, make matching contributions based on the pre-tax contributions of a participant that are not in excess of 10% of compensation. The matching contributions may be up to 100% of the pre-tax contributions subject to matching. In addition, participants may make after-tax contributions of up to 10% of compensation under the Savings Plan. A participant's after-tax contributions are not subject to matching.

     Finally, the Company may make in its discretion, certain additional contributions that generally will be allocated to participants in proportion to compensation. Discretionary profit-sharing contributions for any plan year will be allocated to participants who have been credited with 501 or more hours of service during the plan year and to participants who terminate employment during the plan year due to death, disability or retirement.

The total annual contribution for each participant generally may not exceed the lesser of: (a) 25% of the participant's taxable compensation for such year, or
(b) the greater of (i) 25% of the defined benefit dollar limitation then in effect under Section 415(b)(1) of the Code, or (ii) $30,000. The Company made no contributions to the Savings Plan during the period ended December 31, 1995.

     Contributions made by, or on behalf of, a participant, and interest, earnings, gains or losses on such amounts, are credited to accounts maintained for the participant under the Savings Plan. A participant under the Savings Plan is fully vested in his or her pre-tax and after-tax contributions accounts. Vesting in a participant's remaining account is based upon his or her years of service with the Company. A participant is initially 20% vested after the completion of two years of service with the Company. The participant's vested percentage increases by 20% for each subsequent year of service with the Company, so that the participant is 100% vested after the completion of six years of service. In addition, a participant becomes fully vested in his or her accounts upon retirement due to permanent disability, attainment of age 65 or death. Finally, the Savings Plan provides that the Board of Directors of the Company may at any time declare the Savings Plan partially or completely terminated, in which event, the accounts of each participant with respect to whom the Savings Plan is terminated will become fully vested.

     In the event of a termination, partial termination or a complete discontinuance of contributions, the accounts of each affected participant will become fully vested.

                             PRINCIPAL STOCKHOLDERS

     The following tables set forth, as of May 31, 1996, the amount and percentage ownership of the Company's Series A Common Stock and Series B Common Stock beneficially owned by each holder of 5% or more of the Series A Common Stock or Series B Common Stock, by each director and Named Officer of the Company and by all officers and directors of the Company as a group. Except as otherwise indicated, and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with respect to the Series A Common Stock or Series B Common Stock shown as beneficially owned. An asterisk denotes beneficial ownership of less than 1%.

SERIES A COMMON STOCK

                                                              PERCENTAGE OF   PERCENTAGE OF   PERCENTAGE OF
                                                               OUTSTANDING     OUTSTANDING     OUTSTANDING
                                                                SERIES A        SERIES A        SERIES B
                                                 AMOUNT AND   COMMON STOCK    COMMON STOCK    COMMON STOCK
                                                 NATURE OF    PRIOR TO THE      AFTER THE       AFTER THE
                                                 BENEFICIAL       STOCK           STOCK           STOCK
              NAME AND ADDRESS(1)                OWNERSHIP      OFFERING        OFFERING       OFFERING(2)
- -----------------------------------------------  ----------   -------------   -------------   -------------
Allen B. Salmasi
  and Nicole N. Salmasi(3).....................  29,370,589        52.7%
Good News Communications Company, LLC..........  18,400,800        33.0%
Janice I. Obuchowski(4)........................   2,917,260         5.2%
James S. Madsen(5).............................     976,076         1.8%
Kevin M. Finn(6)...............................     856,637         1.5%
Edward M. Knapp................................     200,000           *
All Directors and Officers as a Group (19
  persons, including those named above)........  35,839,741        64.3%

- ---------------
(1) The address for all persons named above (except Good News Communications Company, LLC) is c/o The Company, 9455 Towne Centre Drive, San Diego, CA 92121-1964. The address for Good News Communications Company, LLC is 7710 Balboa Ave., Suite 227-E, San Diego, CA 92111.

(2) From and after the closing of the Stock Offering, at the election of a majority interest of the holders of Series A Common Stock, all or a part of the Series A Common Stock (other than 1,000 shares) may convert into fully paid and nonassessable shares of Series B Common Stock and warrants to purchase shares of Series B Common Stock at the Conversion Ratio (as defined). See "Description of Capital Stock."

(3) All shares shown are held of record by Navation Inc., a corporation owned and controlled by Mr. and Mrs. Salmasi and members of their immediate family.

(4) All shares shown are held of record by Freedom Mobility Inc., a corporation owned and controlled by Ms. Obuchowski and members of her immediate family.

(5) All shares shown are held of record by Jarrah, Inc., a corporation owned and controlled by Mr. Madsen and members of his immediate family.

(6) All shares shown are held of record by Marin/Finn Industries, Inc., a corporation owned and controlled by Mr. Finn and members of his immediate family.

SERIES B COMMON STOCK

                                                          PERCENTAGE OF OUTSTANDING   PERCENTAGE OF OUTSTANDING
                                                                  SERIES B                    SERIES B
                                                                COMMON STOCK                COMMON STOCK
                                   AMOUNT AND NATURE OF         PRIOR TO THE                  AFTER THE
        NAME AND ADDRESS           BENEFICIAL OWNERSHIP        STOCK OFFERING             STOCK OFFERING(1)
- ---------------------------------  --------------------   -------------------------   -------------------------
QUALCOMM Incorporated(2)(3)......        8,797,222                   9.6%
6455 Lusk Avenue
San Diego, CA 92121
PECO Energy Company(2)...........        7,166,667                   7.9%
2301 Market Street
Philadelphia, PA 19101
Pohang Steel America Corp.(4)....        6,666,667                   7.4%
300 Tice Blvd.
Woolcliff Lake, NJ 07675
Korea Electric Power
  Corporation(4)(5)..............        5,528,515                   6.1%
167, Samsong-Dong, Kangnam-Gu
Seoul, 135-791, Korea
LG InfoComm, Inc.(4)(5)..........        5,528,515                   6.1%
9725 Scranton Road, Suite 140
San Diego, CA 92121
Cerberus Partners, L.P.(4)(5)....        5,147,453                   5.7%
950 Third Avenue
New York, NY 10022
Kevin M. Finn(6).................           66,667                     *
c/o The Company
9455 Towne Centre Drive
San Diego, CA 92121-1964
James S. Madsen(7)...............            2,061                     *
c/o The Company
9455 Towne Centre Drive
San Diego, CA 92121-1964
All Directors and Officers as a
  Group (19 persons, including
  those named above).............          387,061                     *

- ---------------

(1) Based on           shares of Series B Common Stock outstanding, which does
    not include options or rights to purchase           shares of Series B
    Common Stock which have not yet vested. For a discussion of Series A Common Stock convertible into Series B Common Stock see the Series A Common Stock principal stockholders table on the previous page.

(2) Includes shares of Series B Common Stock subject to purchase within sixty days upon exercise of warrants to purchase shares of Series B Common Stock (the "Series B Warrants") by the following domestic investors: QUALCOMM, 1,111,111 and PECO Energy Company, 500,000.

(3) Includes 1,019,444 shares of Series B Common Stock subject to purchase within sixty days upon conversion of a convertible promissory note held by QUALCOMM.

(4) Excludes the following shares of Series B Common Stock which will become issuable upon exercise of Series B Warrants following additional issuances of equity interests by NextWave to domestic investors, thereby permitting additional foreign ownership of NextWave's equity interests under the FCC's rules: Pohang Steel America Corp., 4,404,444; Korea Electric Power Corporation, 492,436; LG InfoComm, Inc., 492,436; and Cerberus Partners, L.P., 96,606.

(5) Excludes the following shares of Series B Common Stock which will become issuable upon exercise of convertible promissory notes following additional issuances of equity interests by NextWave to domestic investors, thereby permitting additional foreign ownership of NextWave's equity interests under the

    FCC's rules: Korea Electric Power Corporation, 1,138,152; LG InfoComm, Inc., 1,138,152, and Cerberus Partners, L.P., 86,296.

(6) All shares shown are held of record by Marin/Finn Industries, Inc., a corporation owned and controlled by Mr. Finn and members of his immediate family.

(7) All shares shown are held of record by Jarrah, Inc., a corporation owned and controlled by Mr. Madsen and members of his immediate family.

     Pursuant to the terms of an Amended and Restated Series A Shareholders Agreement entered into as of November 15, 1995 by and among the Company and the holders of Series A Common Stock (all of whom constitute members of the Control Group), the holders are restricted from transferring their shares of Series A Common Stock for a period of three years from the date of award of the Company's PCS licenses or such longer period of time as may be required to comply with the FCC's rules and regulations. After the initial three-year period, the holders of Series A Common Stock that comprise the Qualifying Principals of the Control Group cannot transfer their shares of Series A Common Stock unless such transfer is either to another Qualifying Principal or a third party that qualifies as a Qualifying Principal. The Series A Shareholders Agreement also provides that upon conversion of shares of Series A Common Stock to Series B Common Stock, the holders will vote their shares to maintain a representative of Sony Electronics Inc. on the Board of Directors. See "Description of Capital Stock."

     For information regarding the election of directors of the Company, see "Management -- Board of Directors -- Election of Directors" and for information regarding other voting provisions of the Company's Restated Certificate of Incorporation, see "Description of Capital Stock."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Navation Inc. has purchased since inception 29,370,589 shares of Series A Common Stock from the Company, at a purchase price of $0.25 per share, for an aggregate consideration of $7,342,647. Mr. Allen Salmasi, the Company's Chairman of the Board, President and Chief Executive Officer, controls Navation and owns a 20% interest in Navation Inc., with the remaining interests owned by members of Mr. Salmasi's immediate family. As payment for 5,340,587 of such shares, Navation Inc. paid the par value in cash and issued a promissory note to the Company in the amount of $1,334,612, at an interest rate of 6% per annum, which matures upon demand if the Company does not repay the Bridge Notes by October 5, 1997 (the "Navation Purchase Note"). If the Company repays the Bridge Notes by October 5, 1997, the Navation Purchase Note will be cancelled and up to 5,340,587 shares will be returned to the Company to the extent such shares need not remain outstanding for the Company's continuing compliance with the FCC's foreign ownership restrictions. See "Certain Indebtedness -- Bridge Notes."

     Freedom Mobility Inc. has purchased since inception 2,917,260 shares of Series A Common Stock, at a purchase price of $0.25 per share, for an aggregate consideration of $729,315. Ms. Janice Obuchowski, the Company's Vice-Chairman, owns a majority interest in Freedom Mobility Inc., with the remaining ownership interests held by members of her immediate family. As payment for 536,244 of the shares, Freedom Mobility Inc. paid the par value in cash and issued a promissory note to the Company in the amount of $134,007, at an interest rate of 6% per annum, which matures upon demand if the Company is unable to repay the Bridge Notes by October 5, 1997 (the "Freedom Purchase Note"). If the Company repays the Bridge Notes by October 5, 1997, the Freedom Purchase Note will be cancelled and up to 536,244 shares will be returned to the Company to the extent such shares need not remain outstanding for the Company's continuing compliance with the FCC's foreign ownership restrictions. See "Certain Indebtedness -- Bridge Notes."

     Ms. Obuchowski is the principal owner of Freedom Technologies Inc., which provides consulting services to the Company pursuant to an informal arrangement, receiving $120,000 for such services in 1995. In addition, Ms. Obuchowski is of counsel to the law firm of Halprin, Temple, Goodman & Sugrue in Washington, D.C. Ms. Obuchowski is married to Mr. Albert Halprin, a partner at Halprin, Temple, Goodman & Sugrue. The Company retained Halprin, Temple, Goodman & Sugrue to perform legal services in 1995 and intends to continue this relationship in the future.

     Upon his joining the Company in May 1996, Mr. Gene Welsh received a $135,000 loan from the Company. The loan bears interest at 6% per annum and matures on the earlier of January 15, 1998 or termination of employment, except that Mr. Welsh is obligated to apply any future bonus amounts (net of applicable taxes) to repayment of the loan.

     On May 10, 1996, the Company made a non-recourse loan in the aggregate approximate principal amount of $600,000 to Mr. Robert M. Kramer, Senior Vice President, Corporate Finance, to purchase 200,000 shares of Series B Common Stock (the "Shares") at a price of $3.00 per share. The note is secured by the Shares, and all proceeds from any sale of the Shares must be applied first to repayment of the note. The note bears no interest and generally matures on the earlier of (i) May 10, 2001 or (ii) the earliest time at which Mr. Kramer may sell all or a portion of the Shares under applicable securities laws following his termination of employment "for cause" by the Company or without "good reason" by Mr. Kramer, to the extent of the net proceeds from such sales. Mr. Kramer's ownership of the Shares vests in two equal installments on May 10, 1997 and May 10, 1998, subject to earlier vesting upon Mr. Kramer's achieving certain performance objectives or Mr. Kramer's termination other than "for cause" by the Company or with "good reason" by Mr. Kramer. The Company may demand repayment of the note at any time after May 10, 1999 if the ten-day average trading price of the Series B Common Stock exceeds $20 per share. The Company has agreed to reimburse Mr. Kramer for certain taxes that may be payable in connection with the loan.

     Certain stockholders of the Company have entered into an Amended and Restated Stockholders' Voting Agreement, pursuant to which such stockholders have agreed for an initial period of three years (subject to extension in the event a party is a 6% Stockholder at the end of the initial period) to elect to the Company's Board of Directors representatives designated by certain "Early Investors" (as defined in such agreement). As of May 31, 1996, none of the representatives designated by such Early Investors had been elected to the Board. See "Management -- Directors and Executive Officers -- Election of Directors."

     During the period from January through April 1996, the Company performed consulting services for Korean Information and Communications Co., Ltd, the president and chief executive officer of which is the father of Stephen Park, an employee of the Company. Mr. Park is the majority stockholder of Good News Communications Company, LLC, a Series A Common Stockholder of the Company. During the three months ended March 31, 1996, the Company recorded consulting revenues and consulting costs in the amounts of $1,841,000 and $40,000, respectively, and had related accounts receivable of $1,841,000 outstanding as of March 31, 1996.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the capital stock of the Company does not purport to be complete and is subject to the provisions of the Company's Restated Certificate of Incorporation, as amended, and Restated Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     The authorized capital stock of the Company consists of 500 million shares of Common Stock, par value $.0001 per share. Of the 500 million authorized shares of the Company's Common Stock, 60 million shares have been designated as Series A Common Stock; 278,980,556 shares have been designated as Series B Common Stock; 1,019,444 shares have been designated as Series C Common Stock; and the remaining 160 million shares of Common Stock are undesignated. As of May 31, 1996, 55,760,000 shares of Series A Common Stock were issued and outstanding, held by 23 stockholders of record, 90,518,793 shares of Series B Common Stock were issued and outstanding, held by 60 stockholders of record, and no shares of Series C Common Stock were outstanding. After the Stock Offering, all rights to acquire Series C Common Stock will become rights to acquire the same number of shares of Series B Common Stock.

     Voting Rights. Under the Company's Restated Certificate of Incorporation, the holders of the Series A Common Stock have the right to vote on all matters that come before the stockholders and shall have the right to vote, as a class, for a majority of the Board of Directors. The holders of Series B Common Stock have the right, voting as a class, to elect a number of directors equal to the total number of directors, less the number of directors to be elected by the holders of Series A Common Stock, except as otherwise required by law. In addition, the affirmative vote of a majority of holders of Series A Common Stock, voting separately as a class, and of a majority of the holders of Series B Common Stock, voting separately as a class, shall be required for the Company
(i) to amend the Company's Restated Certificate of Incorporation or Restated Bylaws, unless such amendment is necessary to comply with FCC rules and regulations and such amendment without the affirmative vote of the holders of each series of Common Stock voting separately is permitted under Delaware law,
(ii) to conduct a sale, lease, mortgage, transfer or other disposal or encumbrance of all or substantially all of the Company's assets, (iii) to enter into a merger or other business combination with any other entity, except for a merger of a wholly-owned subsidiary of the Company with and into the Company,
(iv) to conduct a liquidation, dissolution or winding up of the Company, (v) to declare dividends of the Company, other than a dividend payable solely in shares of capital stock or in options to purchase shares of capital stock or a regular periodic dividend payable in cash and declared out of the earned surplus of the Company, and (vi) to effect any capital reorganization of the Company or any reclassification or recapitalization of the capital stock of the Company.

     In addition, the prior affirmative vote of a majority of holders of Series A Common Stock, voting separately as a class, shall be required for the Company
(i) to issue any capital stock or debt or rights to obtain capital stock or debt with class voting rights equal or superior to those of the Series A Common Stock or Series B Common Stock or any other issuance of shares of capital stock or rights to obtain shares of capital stock of the Company, in any single transaction or series of related transactions, representing thirty percent (30%) or more of the then outstanding equity interests in the Company, on a fully diluted basis, (ii) to issue any shares of Series C Common Stock other than shares of Series C Common Stock which the Company has issued or has committed to issue on or prior to the date the FCC finally awards PCS licenses to the Company (the "License Grant Date"), (iii) to issue or be deemed to issue Common Stock to officers or employees of, or consultants to, the Company pursuant to a stock grant, option plan, purchase plan or other stock incentive program (collectively, the "Plans") which issuance or deemed issuance would cause the number or shares issued or reserved for issuance under such Plans to exceed in the aggregate 12.5% of the equity of the Company, determined on a fully diluted basis, or 10 million shares, whichever is greater, (iv) to effect a public offering of any class of stock of the Company other than shares of Series B Common Stock, (v) to issue or incur indebtedness by the Company or enter into any other transaction resulting in the encumbrance of assets of the Company in any single transaction or series of related transactions, in an aggregate amount in excess of $50 million, and (vi) to approve any other contract (other than capital expenditures) requiring payments or receipts thereunder by the Company in a single amount of $10 million or more, or in the aggregate over any period of 12 consecutive months of $50 million or more. The holders of Series B Common Stock do not have voting rights with respect to the transactions described in this paragraph. However, after the tenth anniversary of the License Grant Date, each holder of Series B Common Stock shall be entitled to one vote per share on all matters submitted to the vote of the Company's stockholders.

     Transfer Restrictions. Holders of Series A Common Stock and Series B Common Stock shall be subject to certain transfer restrictions pursuant to the terms of the Company's Restated Certificate of Incorporation, which provides that any transfer of Common Stock of the Company by any party will be void and of no force and effect to the extent that such transfer will cause the Company or any of its Subsidiaries to violate applicable FCC rules and regulations concerning foreign ownership or which will prevent the Company from qualifying as a "Designated Entity" and "Small Business" under Part 24 of the rules of the FCC applicable to broadband PCS.

     Series A Conversion Rights. In order for the Company to qualify for the Entrepreneurs' Auction and as a Small Business, the FCC Rules require that, during the three years following the date on which the last PCS license in the "C" or "F" frequency block for which the licensee is a winning bidder is granted (the "Last PCS License Grant"), (a) a "control group" collectively own at least 25% (the "Required Ownership Percentage") of the Company's fully diluted equity (the "Control Group") and (b) persons or entities meeting certain FCC qualifications (the "Qualifying Principals") own at least 60% of this 25% (i.e., 15%). To remain eligible for the preferences afforded bidders in the Entrepreneurs' Auction, a Control Group must, during the 10-year term of the PCS license, maintain the rights to elect a majority of the members of the Company's Board of Directors and to exercise control over the Company. A Control Group may satisfy the minimum total equity requirement by holding options or warrants.

     Automatic Conversion; Control Group Warrants. Upon any issuance of shares of Common Stock from and until ten years after the License Grant Date, other than shares of Series B Common Stock issued (i) upon conversion of shares of Series A Common Stock, (ii) as a result of any adjustments for subdivisions, dividends, combinations or consolidations, or (iii) as a dividend or distribution on Series A or Series B Common Stock for which an adjustment is made pursuant to (ii) above (the "Additional Shares of Common Stock"), which issuance would cause the Control Group's equity interest on a fully-diluted basis to fall below the Required Ownership Percentage (such issuance, a "Dilutive Issuance"), the Company shall convert at the applicable conversion ratio (the "Conversion Ratio") a number of shares of Series A Common Stock held by the Control Group into fully paid and nonassessable shares of Series B Common Stock and warrants to purchase shares of Series B Common Stock at the then fair market price such that the number of shares of Series A Common Stock and Series B Common Stock held by the Control Group in the aggregate, equals the Required Percentage Ownership. The Series A Conversion Ratio applicable from time to time is determined as follows: Each share comprising the first 35% of the shares of the Control Group's Series A Common Stock to be converted will convert into two shares of Series B Common Stock. The remaining shares of Series A Common Stock will convert into one share of Series B Common Stock and one warrant to purchase one share of Series B Common Stock at the then fair market price. In the event of a Dilutive Issuance at a time when the Control Group holds only 1,000 shares of Series A Common Stock (the "Minimum Ownership Requirement"), the Control Group shall be issued warrants to purchase shares of Series B Common Stock at the price of the Dilutive Issuance in an amount sufficient to maintain the Control Group's aggregate equity interest in the Company at the Required Percentage Ownership. The Conversion Ratio is subject to adjustment for certain corporate events, as set forth in the Restated Certificate of Incorporation. Upon the tenth anniversary of the License Grant Date, all shares of Series A Common Stock shall automatically convert into shares of Series B Common Stock and warrants to purchase shares of Series B Common Stock at the Conversion Ratio without regard to the Minimum Ownership Requirement. Upon conversion of all shares of Series A Common Stock held by the Control Group, the Control Group shall be issued, on a pro-rata basis, warrants to purchase shares of Series B Common Stock at the price of the Dilutive Issuance, in an amount sufficient to maintain the Required Ownership Percentage. Notwithstanding the foregoing there shall be no conversion prior to the termination date of the Series A Common Stock constituting the Minimum Ownership

Requirement. Upon conversion of shares of Series A Common Stock hereunder, any accrued but unpaid dividends with respect to the shares of Series A Common Stock so converted will become payable.

     Voluntary Conversion. From and after the closing of the Stock Offering, at the election of a majority interest of the holders of Series A Common Stock, all or part of the Series A Common Stock, subject to the Minimum Ownership Requirements, may convert into fully paid and nonassessable shares of Series B Common Stock and warrants to purchase shares of Series B Common Stock at the Conversion Ratio (as defined in "-- Automatic Conversion; Control Group Warrants"). Upon any such conversion, any declared but unpaid dividends with respect to the shares of Series A Common Stock so converted will become payable.

     Adjustment to Series A Conversion Ratio. In the event (i) the outstanding shares of Series A Common Stock or Series B Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Series A Common Stock and Series B Common Stock, respectively, the Series A Conversion Ratio in effect immediately prior to such combination or consolidation shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased or decreased as appropriate and (ii) the Company shall declare or pay any dividend on the Series A Common Stock payable in shares of Series A Common Stock or on the Series B Common Stock payable in shares of Series B Common Stock or in the event the outstanding shares of Series B Common Stock shall be subdivided, by reclassification or otherwise than by payment of a dividend in shares of Series A Common Stock or shares of Series B Common Stock, respectively, into a greater number of shares of Series A Common Stock or Series B Common Stock, respectively, the Series A Conversion Ratio in effect immediately prior to such dividend or subdivision shall be proportionately decreased or increased as appropriate.

LISTING

     Application has been made to approve the shares of Series B Common Stock for quotation on The Nasdaq Stock Market National Market under the symbol "SURF".

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is Harris Trust Company of California, Los Angeles, California.

                              CERTAIN INDEBTEDNESS

PCS LICENSE DEBT

     As a Small Business in the Entrepreneurs' Block Auction, the Company is entitled to receive preferential financing for its PCS licenses from the U.S. Government. The total license fee payable to the U.S. Government in respect of the PCS licenses for which the Company has been named the winning bidder is approximately $4.2 billion. Under preferential financing terms, the Company paid an initial deposit of 5% of the license fee, approximately $210 million, at the time the Company was announced as the winning bidder for its PCS licenses; a second 5% payment becomes due and payable within 5 days after the FCC announces the final awards of PCS licenses in the auction. Under the preferential financing terms, the Company will pay interest only for the first six years of the license term at a fixed interest rate equal to the 10-year U.S. Treasury Note rate at the license award date (6.85% per annum at May 31, 1996), with principal amortized during the seventh through tenth years of the license. As a C-Block licensee, however, the Company may incur substantial financial penalties, license revocation or other enforcement measures at the FCC's discretion, in the event that it fails to make timely quarterly installment payments. Where a C-Block applicant anticipates defaulting on any required payment, it may request a three to six month grace period before the FCC cancels its license. In the event of default by a C-Block licensee, the FCC could reclaim the licenses, reauction them, and subject the defaulting party to a penalty comprised of the difference between the price at which it acquired its license and the amount of the winning bid at reauction, plus an additional penalty of three percent of the subsequent winning bid. See "Regulation of Wireless Telecommunications Industry -- The Entrepreneurs' Block."

BRIDGE NOTES

     The Company previously issued $130,348,000 aggregate principal amount of Bridge Notes. The Bridge Notes are unsecured obligations of the Company and are subordinated in right of payment to certain "Senior Debt," including the PCS license debt, equipment manufacturer and vendor financings and certain other indebtedness. The Bridge Notes provide for a term of six years with an interest rate of two percent per annum for the first two years of the term of such notes and an interest rate of 12% per annum for the balance of the term. During the first three years after the issuance date of the Bridge Notes, the Company may elect to pay all or a portion of the interest payable by issuing additional Bridge Notes. Each holder of Bridge Notes may convert all or any portion of such Notes into Series B Common Stock at any time commencing 150 days after the Auction Closing Date at a conversion price of $4.00 per share, subject to certain anti-dilution adjustments. The Company is obligated to prepay the Bridge Notes in connection with an issuance of high-yield debt securities, including the Notes offered in the Notes Offering, and issue certain warrants to the noteholders as described below.

     In addition, whether or not the Notes Offering is consummated, the Company may prepay the Bridge Notes at any time at its option. If the Company prepays such notes prior to the second anniversary of the date of initial issuance of such notes, whether pursuant to an optional or mandatory prepayment, the Company shall issue certain warrants to purchase Series B Common Stock to the holders of such notes. If the Company prepays such notes at, or any time after, October 6, 1996, the holders of the Bridge Notes would be entitled to receive 32,587,000 warrants to purchase the Company's Series B Common Stock, at an exercise price of $4.00 per share, subject to antidilution adjustments. The warrants expire on the fifth anniversary of issuance. The holder of a warrant may only exercise such warrant to the extent such holders ownership of Series B Common Stock does not then violate FCC rules and regulations relating to foreign ownership. If the Company prepays such notes prior to October 6, 1996, the Company would be obligated to issue warrants to the noteholders pursuant to a formula set forth in such warrants based upon the initial public offering price for the Company's Series B Common Stock and the prepayment date's proximity to the Auction Closing Date, but in no event will the number of warrants issued exceed 32,587,000. If the Company prepays the Bridge Notes at, or any time after, April 9, 1998, whether pursuant to an optional or mandatory prepayment, the Bridge Notes are subject to a call premium of $0.50 per each $1.00 of outstanding principal, increasing ratably $0.10 per year until 2002, and no warrants will be issued.

CONVERTIBLE PROMISSORY NOTES

     In February 1996, LGIC committed to loan the Company $10 million within 45 days of the completion of the C-Block Auction. LGIC funded the loan on June 4, 1996 which bears interest at prime rate and is convertible into shares of Series B Common Stock at $7.00 per share. The loan is unsecured and the principal and interest is due and payable on June 3, 1997 if the loan has not been converted by that date.

     In connection with its initial private placement of Series B Common Stock, the Company issued $17,418,555 aggregate principal amount of Convertible Promissory Notes to certain foreign investors. The Convertible Promissory Notes convert automatically into shares of Series B Common Stock at a price of $3.00 per share at such time as conversion is permitted under the FCC's rules and regulations regarding foreign ownership. In the event the Convertible Promissory Notes are not fully converted by the first anniversary date of the completion of the C-Block auction, each foreign shareholder shall have the right to demand repayment of the principal balance due under the convertible promissory notes together with interest due thereon, at a rate of six percent per annum. The Convertible Promissory Notes otherwise become due upon the fifth anniversary of their issue. In addition, the Company has issued a convertible promissory note for $10 million aggregate principal amount, convertible into shares at $4.00 per share.

EQUIPMENT AND VENDOR FINANCING

     The Company intends to enter into secured financing agreements with equipment manufacturers and other vendors in connection with the build-out of its PCS networks. In April 1996 the Company released its procurement requirements for CDMA infrastructure equipment. The Company is currently engaged in product selection and vendor contract negotiations for its seven regions, which are expected to be completed in the near future. The Company expects to deploy equipment from multiple vendors in its networks. See
"Business -- Equipment Vendors."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Stock Offering, the Company will have outstanding
          shares of Series B Common Stock (          shares of Series B Common
Stock if the Underwriters' over-allotment option is exercised in full) and shares of Series A Common Stock. Series A Common Stock (other than 1,000 shares) is convertible at any time into Series B Common Stock as described under "Description of Capital Stock -- Common Stock -- Series A Conversion Rights." The Series B Common Stock offered hereby (except to the extent purchased by affiliates of the Company) will be freely tradeable without restriction or registration under the 1933 Act.

     The remaining 90,518,793 outstanding Series B Common Stock, all of the outstanding shares of Series A Common Stock and all Series B Common Stock issued upon conversion of outstanding Series A Common Stock, or other convertible securities (the "Restricted Shares") constitute or will constitute restricted securities under Rule 144 of the 1933 Act. Without consideration of the contractual restrictions described below, all of the Series B Common Shares which constitutes Restricted Shares (and all Series B Common Stock issued upon conversion of Series A Common Stock or other convertible securities) will be eligible for sale in the public market in accordance with Rule 144 beginning two
years after such securities were acquired or, at the earliest, July   , 1997.

     The holders of 90,518,793 outstanding shares of Series B Common Stock, the holders of Warrants to purchase 13,980,556 shares of Series B Common Stock, the holders of Convertible Promissory Notes of the Company convertible into 5,806,185 shares of Series B Common Stock and the holders of the Bridge Notes convertible into 32,587,000 shares of Series B Common Stock (or the Warrants to purchase up to 32,587,000 Shares of Series B Common Stock to be issued upon repayment of such Bridge Notes) have the right to require the Company, under certain circumstances, to file a registration statement under the Securities Act for the sale of such shares of Series B Common Stock. Such holders also have the right to require the Company to include their shares in a registered offering of securities by the Company for its own account. The Company, its directors, executive officers and all other holders of the Company's Common Stock have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the Underwriters, subject to certain limited exceptions included in the Purchase Agreement.

     Restricted Shares may not be sold unless they are registered under the Act or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Series B Common Stocks which constitutes Restricted Shares (or Series A Common Stock which is converted into Series B Common Stocks) for at least two years, including affiliates of the Company, would be entitled to sell in brokers' transactions or to market makers within any three-month period a number of such Series B Common Stock that does not exceed the greater of one percent of the then outstanding Series B Common Stock or the average weekly trading volume of the Series B Common Stock on The NASDAQ National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company.

     Affiliates of the Company may sell Series B Common Stock not constituting Restricted Shares in accordance with the foregoing volume limitations and other restrictions, but without regard to the two-year holding period. Restricted Shares held by affiliates of the Company eligible for sale in the public market under Rule 144 are subject to the foregoing volume limitations and other restrictions, including the two-year holding period.

     Prior to the Stock Offering, there has been no market for the Series B Common Stock and no predictions can be made as to the effect, if any, that market sales of Series B Common Stock or the availability of Series B Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Series B Common Stock in the public market, for acquisitions or otherwise, could adversely affect prevailing market prices.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Agreement") among the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., Bear, Stearns & Co. Inc., Prudential Securities Incorporated and ING Baring (U.S.) Securities, Inc. are acting as Representatives (the "Representatives"), has severally agreed to purchase from the Company, the number of shares of Series B Common Stock set forth opposite its name below.

                                                                                    NUMBER OF
                                         UNDERWRITERS                                SHARES
                                                                                    ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated.........................................................
Lehman Brothers Inc. .............................................................
Bear, Stearns & Co. Inc. .........................................................
Prudential Securities Incorporated................................................
ING Baring (U.S.) Securities, Inc. ...............................................
                                                                                     -------
             Total................................................................
                                                                                     =======

     In the Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Series B Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Series B Common Stock are being purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Purchase Agreement may be terminated.

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Series B Common Stock offered hereby to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $       per share of Series B Common Stock. The Underwriters may allow, and
such dealers may reallow, a discount not in excess of $       per share to
certain other dealers. After the Stock Offering, the initial public offering price, concession, and discount may be changed.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of additional shares of Series B Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the shares of Series B Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the number of shares proportionate to such Underwriter's initial amount reflected in the foregoing table.

     The Company, its directors, executive officers and all other holders of the Company's Common Stock have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the Underwriters, subject to certain limited exceptions included in the Purchase Agreement.

     Prior to the Stock Offering, there has been no public market for the Series B Common Stock. The initial public offering price for the Series B Common Stock has been determined by negotiation among the Company and the Representatives of the Underwriters. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions, revenues and earnings of the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, market valuations of publicly-traded companies engaged in activities similar to the Company, and other factors deemed relevant. The initial public offering price set forth on the cover of the Prospectus should not, however, be considered an indication of the actual value of the Series B Common Stock. Such price will be subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Series B Common Stock or that the Series B Common Stock will trade in the public market subsequent to the Stock Offerings at or above the initial public offering price.

     The Series B Common Stock has been submitted for approval for quotation on The Nasdaq National Market under the symbol "SURF".

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     ING Barings (U.S.) Securities, Inc. acted as a placement agent in connection with the placement of shares of Series B Common Stock and Convertible Promissory Notes of the Company and purchased 1,666,667 shares of Series B Common Stock in such private placement. Prudential Securities Incorporated also purchased 1,000,000 shares of Series B Common Stock in such private placement.

                                 LEGAL MATTERS

     The legality of the Series B Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, San Diego, California. Certain legal matters in connection with the Stock Offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York.

                                    EXPERTS

     The financial statements as of December 31, 1995 and for the period from May 16, 1995 (inception) to December 31, 1995 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 under the Act, with respect to the Series B Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Series B Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules filed as part of the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document. Each such statement is qualified in all respects by such reference to subject exhibit.

     After consummation of the Stock Offering, the Company will be subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will be required to file reports, proxy or information statements, and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement of which the Prospectus is a part and the exhibits and schedules thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: 7 World Trade Center, New York, New York 10048, and 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                           GLOSSARY OF SELECTED TERMS

     Set forth below are certain technical terms defined as they are used in this Prospectus.

AIN:                         Advanced Intelligent Network. The means by which a
telecommunications network will provide call control. Database structure and signal transfer points facilitate call management maintenance and control.

Analog: A transmission method employing a continuous (rather than pulsed or digital) electrical signal that varies in amplitude or frequency in response to changes in sound impressed on a transducer in the sending device.

Base Station:                Transmitter, receiver, signaling and related
                             equipment located at each cell site.

BTA: Basic Trading Area. A geographic area devised by Rand McNally and adopted by the FCC as the PCS C, D, E and F license service areas.

C-Block Auction:             The FCC Auction of 493 30 MHz BTA licenses,
                             restricted to entities meeting certain financial and other criteria.

CDMA: Code Division Multiple Access. One of the three leading PCS and digital cellular technology platforms.

Cellular:                    The commercial mobile radio-telephone service
                             comprised of 25 MHz MSA and RSA licenses in the 800
                             MHz band. The first mobile radio service to broadly employ frequency reuse in its system design.

Churn Rate:                  The rate at which communications service customers
                             terminate service. It is calculated as a rate per month for a given measurement period, as the number of subscriber units disconnected divided by the average number of subscribers on the networks.

CMRS:                        Commercial Mobile Radio Service.

Common Carriers:             Companies which own or operate transmission
                             facilities and offer telecommunication services to the general public on a non-discriminatory basis.

CTIA: The Cellular Telecommunications Industry Association. A trade association in North America comprised primarily of cellular and PCS telephone service providers and some mobile satellite service providers.

Digital: A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.

ESMR: Enhanced Specialized Mobile Radio. Radio communications systems that employ digital technology with a multi-site configuration that permits frequency reuse to significantly increase system capacity. The expanded system capacity of ESMR systems allows for the provision of a wide array of services including, enhanced dispatch (group calling), mobile telephony, text messaging with acknowledgment (paging) and mobile data.

FCC: The Federal Communications Commission. An independent regulatory agency with authority delegated by Congress to regulate interstate and foreign communications by wire and radio, and to manage the nongovernment radio spectrum.

Frequency Reuse:             The use of many low-elevation antenna and/or
                             low-power sites, so that the same frequencies can be reused in numerous sites separated by a defined distance without causing interference. Thus frequency re-use systems can increase capacity, increase the number of sites and reuse frequencies more often.

GHz Gigahertz. A unit of frequency equal to one billion cycles (or hertz) per second.

GSM: Global System for Mobile Communications. One of the three leading PCS and digital cellular technology platforms, currently widely deployed in Europe.

Hard Hand-Off:               A Cell tower transfer method which simultaneously
                             disconnects the in-use cell and reconnects with a new cell.

Local Loop Services:         Local telephony services.

MHz: Megahertz. A unit of frequency equal to one million cycles (or hertz) per second.

MTA: Major Trading Area. A geographic area devised by Rand McNally and adopted by the FCC as either a PCS A-Block or B-Block license service area.

MSA: Metropolitan Statistical Area. A geographic area devised by Rand McNally and adopted by the FCC as a cellular license service area.

PBX:                         Private branch exchange.

PCS: Personal Communications Service. Broadband radio communications that encompasses mobile and ancillary fixed communications that provide services to individuals and businesses and can be integrated with a variety of competing networks. In Canada and the United States, 120 MHz of PCS spectrum has been allocated for use by public systems at the 2 GHz frequency range. It is expected that PCS will initially consist primarily of low-cost enhanced voice, two-way data and text messaging services, primarily directed at the mass consumer wireless communications market. Such PCS applications are expected to be followed over time by services offering integrated voice, data, image and eventually perhaps video capability.

POPs: A shorthand abbreviation for population. A POP refers to one person living in a population area which is included in the coverage area of a telecommunications service provider.

Protocol:                    An all-inclusive term used to describe the various
                             control functions, tuning and methodology standards by which a communications system operates, as well as any other equipment system characteristics necessary to ensure compatibility.

PSTN: Public Switched Telephone Network. A term for the existing public switched telephone networks comprised of local and long distance switching centers interconnected through transmission facilities.

RF:                          Radio Frequency.

RFQ:                         Request For Quotation.

Roam(ing):                   A service offered by wireless communications
                             network carriers which allows subscribers to use their radio or phone while outside their carrier's service area. Roaming requires an agreement between participating carriers.

RSA: Rural Statistical Area. A defined regional geographical service area devised by Rand McNally and adopted by the FCC for cellular service areas.

SMR: Specialized Mobile Radio. A two-way radio service provided within a designated portion of the 800 and 900 MHz frequency bands.

Soft Hand-Off:               Cell tower transfer method which establishes a new
                             cell communications channel prior to disconnecting the existing channel.

Spectrum:                    The electromagnetic radio spectrum. The FCC grants
                             authorizations and licenses to private and governmental entities to use specified portions under certain conditions.

TDMA: Time Division Multiple Access. One of the three leading PCS and digital cellular technology platforms.

Vocoder: An electronic mechanism that reduces speech signals to slowly varying signals which can be transmitted over communication systems of limited frequency bandwidth.

Wireless Local Loop:         Wireless switched local telephony service.

Wireless PBX:                Wireless Private Branch Exchange. Dedicated
                             wireless local network providing telephone service for medium to large institutions.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................   F-2
Consolidated Balance Sheet at December 31, 1995 and March 31, 1996 (unaudited)........   F-3
Consolidated Statement of Operations for the period from May 16, 1995 (inception) to
  December 31, 1995, for the three months ended March 31, 1996 (unaudited), and for
  the period from May 16, 1995 (inception) to March 31, 1996 (unaudited)..............   F-4
Consolidated Statement of Cash Flows for the period from May 16, 1995 (inception) to
  December 31, 1995, for the three months ended March 31, 1996 (unaudited), and for
  the period from May 16, 1995 (inception) to March 31, 1996 (unaudited)..............   F-5
Consolidated Statement of Changes in Stockholders' Equity for the period from
  May 16, 1995 (inception) to December 31, 1995 and for the three months ended
  March 31, 1996 (unaudited)..........................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of NextWave Telecom Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of NextWave Telecom Inc., a development stage enterprise (Note 1), and its subsidiaries at December 31, 1995, and the results of their operations and their cash flows for the period from May 16, 1995 (inception) to December 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, in order to implement its business plan, the Company will require significant capital to meet its obligations to the FCC, build out the PCS infrastructure necessary to provide service, and cover its operational expenses. These capital requirements raise a substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter, which include raising additional capital in equity and debt offerings, are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICE WATERHOUSE LLP

San Diego, California
June 7, 1996

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

                           CONSOLIDATED BALANCE SHEET

                                                                                         MARCH 31, 1996
                                                                                  -----------------------------
                                                                   DECEMBER                         PRO FORMA
                                                                      31,                           (NOTE 12)
                                                                     1995                          ------------
                                                                  -----------     (UNAUDITED)      (UNAUDITED)
                                                    ASSETS
Current assets:
  Cash and cash equivalents.....................................  $ 4,486,000     $  6,498,000     $105,529,000
  Accounts receivable, net......................................       93,000          180,000          180,000
  Accounts receivable from related party........................           --        1,841,000        1,841,000
  Other current assets..........................................       13,000            3,000            3,000
                                                                  -----------     ------------     --------------
          Total current assets..................................    4,592,000        8,522,000      107,553,000
Property and equipment, net.....................................      142,000          317,000          317,000
Restricted cash.................................................      875,000      101,714,000      130,348,000
FCC Deposits....................................................   79,225,000       79,225,000      210,059,000
                                                                  -----------     ------------     --------------
                                                                  $84,834,000     $189,778,000     $448,277,000
                                                                  ===========     ============     ==============
                                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................................  $   156,000     $    229,000     $    229,000
  Accrued liabilities...........................................      348,000          596,000          596,000
  Advances from contingent stock purchase subscribers...........   30,225,000      150,731,000               --
  Advances from related party contingent stock purchase
     subscriber.................................................    4,875,000       19,769,000               --
  Notes payable and capital leases..............................   19,200,000           24,000           24,000
  Notes payable to related party................................   25,000,000       10,000,000               --
                                                                  -----------     ------------     --------------
          Total current liabilities.............................   79,804,000      181,349,000          849,000
Capital leases, less current portion............................       24,000           11,000           11,000
Convertible senior subordinated notes payable...................           --               --      130,348,000
Convertible notes payable.......................................           --               --       27,817,000
                                                                  -----------     ------------     --------------
          Total liabilities.....................................   79,828,000      181,360,000      159,025,000
                                                                  -----------     ------------     --------------
Commitments and contingencies (Note 9)
Stockholders' equity:
  Common stock, $0.0001 par value, 500,000,000 shares
     authorized:
     Series A, 60,000,000 shares designated: 20,000,000 and
       39,960,000 shares issued and outstanding actual,
       55,760,000 shares issued and outstanding pro forma.......        2,000            4,000            6,000
     Series B, 278,980,556 shares designated: no shares issued
       or outstanding actual, 90,036,126 shares issued and
       outstanding pro forma....................................           --               --            9,000
     Series C, 1,019,444 shares designated: no shares issued or
       outstanding actual or pro forma..........................           --               --               --
  Paid-in capital...............................................    6,898,000       13,136,000      293,985,000
  Subscriptions receivable from founders........................           --       (2,484,000)              --
  Common stock notes receivable from founders...................           --               --       (2,510,000)
  Deficit accumulated during development stage..................   (1,894,000)      (2,238,000)      (2,238,000)
                                                                  -----------     ------------     --------------
          Total stockholders' equity............................    5,006,000        8,418,000      289,252,000
                                                                  -----------     ------------     --------------
                                                                  $84,834,000     $189,778,000     $448,277,000
                                                                  ===========     ============     ==============

          See accompanying notes to consolidated financial statements.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                    THREE MONTHS       MAY 16, 1995
                                                                       ENDED            (INCEPTION)
                                                 MAY 16, 1995        MARCH 31,         TO MARCH 31,
                                                  (INCEPTION)           1996               1996
                                                TO DECEMBER 31,     ------------     -----------------
                                                     1995
                                                ---------------     (UNAUDITED)         (UNAUDITED)
Consulting revenues from related party........   $          --      $  1,841,000        $ 1,841,000
Consulting revenues...........................         173,000            40,000            213,000
                                                  ------------      ------------        -----------
     Total revenues...........................         173,000         1,881,000          2,054,000
                                                  ------------      ------------        -----------
Operating expenses:
  Consulting costs............................         114,000            24,000            138,000
  Consulting costs of related party
     revenues.................................              --           320,000            320,000
  General and administrative..................       1,631,000           935,000          2,566,000
  Selling and marketing.......................           8,000             7,000             15,000
  Research and development....................              --            63,000             63,000
                                                  ------------      ------------        -----------
     Total operating expenses.................       1,753,000         1,349,000          3,102,000
                                                  ------------      ------------        -----------
Operating (loss) income.......................      (1,580,000)          532,000         (1,048,000)
Debt conversion expense.......................              --          (150,000)          (150,000)
Interest expense..............................        (332,000)         (760,000)        (1,092,000)
Interest income...............................          18,000            34,000             52,000
                                                  ------------      ------------        -----------
Net loss......................................   $  (1,894,000)     $   (344,000)       $(2,238,000)
                                                  ============      ============        ===========
Pro forma net (loss) income per share
  (unaudited)(Note 2).........................   $       (0.01)     $       0.00
                                                  ============      ============
Shares used in computing pro forma net (loss)
  income per share (unaudited)(Note 2)........     272,730,000       272,753,000
                                                  ============      ============

          See accompanying notes to consolidated financial statements.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                       THREE MONTHS      MAY 16, 1995
                                                                           ENDED         (INCEPTION)
                                                     MAY 16, 1995        MARCH 31,       TO MARCH 31,
                                                      (INCEPTION)          1996              1996
                                                    TO DECEMBER 31,    -------------    --------------
                                                         1995
                                                    ---------------     (UNAUDITED)      (UNAUDITED)
Cash flows from operating activities:
  Net loss.........................................  $  (1,894,000)    $    (344,000)   $   (2,238,000)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Debt conversion expense.......................             --           150,000           150,000
     Amortization of debt discount.................        176,000           385,000           561,000
     Depreciation expense..........................         14,000            33,000            47,000
     Changes in:
          Accounts receivable, net.................        (93,000)          (87,000)         (180,000)
          Accounts receivable from related party...             --        (1,841,000)       (1,841,000)
          Other current assets.....................        (13,000)           10,000            (3,000)
          Accounts payable.........................        156,000            73,000           229,000
          Accrued liabilities......................        348,000           248,000           596,000
                                                      ------------     -------------     -------------
     Net cash used in operating activities.........     (1,306,000)       (1,373,000)       (2,679,000)
                                                      ------------     -------------     -------------
Cash flows from investing activities:
  Restricted cash for long-term FCC licenses.......       (875,000)     (100,839,000)     (101,714,000)
  Deposits for long-term FCC licenses..............    (79,225,000)               --       (79,225,000)
  Purchases of property and equipment..............       (105,000)         (208,000)         (313,000)
                                                      ------------     -------------     -------------
     Net cash used in investing activities.........    (80,205,000)     (101,047,000)     (181,252,000)
                                                      ------------     -------------     -------------
Cash flows from financing activities:
  Proceeds from issuances of common stock..........      5,000,000         2,506,000         7,506,000
  Proceeds from issuances of notes payable and
     warrants......................................     40,000,000                --        40,000,000
  Proceeds from issuances of notes payable to
     related party.................................     25,000,000                --        25,000,000
  Advances from contingent stock purchase
     subscribers...................................     11,000,000       101,939,000       112,939,000
  Advance from related party contingent stock
     purchase subscriber...........................      5,000,000                --         5,000,000
  Payments on capital leases.......................         (3,000)          (13,000)          (16,000)
                                                      ------------     -------------     -------------
     Net cash provided by financing activities.....     85,997,000       104,432,000       190,429,000
                                                      ------------     -------------     -------------
Net increase in cash and cash equivalents..........      4,486,000         2,012,000         6,498,000
Cash and cash equivalents at beginning of period...             --         4,486,000                --
                                                      ------------     -------------     -------------
Cash and cash equivalents at end of period.........  $   4,486,000     $   6,498,000    $    6,498,000
                                                      ============     =============     =============
Supplemental cash flow disclosure:
  Conversion of notes payable to advances from
     contingent stock purchase subscribers.........  $  20,000,000     $  20,000,000    $   40,000,000
                                                      ============     =============     =============
  Conversion of notes payable to related party to
     advances from related party contingent stock
     purchase subscriber...........................  $          --     $  15,000,000    $   15,000,000
                                                      ============     =============     =============
  Capital contributions through forgiveness of
     advances (Note 7).............................  $     900,000     $   1,100,000    $    2,000,000
                                                      ============     =============     =============
  Issuance of warrants to purchase Series B Common
     Stock in connection with issuance of notes
     payable.......................................  $   1,000,000     $          --    $    1,000,000
                                                      ============     =============     =============
  Acquisitions of equipment under capital lease
     obligations...................................  $      51,000     $          --    $       51,000
                                                      ============     =============     =============
  Interest paid....................................  $      32,000     $       1,000    $       33,000
                                                      ============     =============     =============

          See accompanying notes to consolidated financial statements.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                     SERIES A                                            DEFICIT
                                   COMMON STOCK                                        ACCUMULATED
                               --------------------                                      DURING          TOTAL
                               NUMBER OF                 PAID-IN      SUBSCRIPTIONS    DEVELOPMENT    STOCKHOLDERS'
                                 SHARES      AMOUNT      CAPITAL       RECEIVABLE         STAGE          EQUITY
                               ----------    ------    -----------    -------------    -----------    ------------
Issuances of Series A Common
  Stock to founding
  stockholders during May
  through November 1995......  20,000,000    $2,000    $ 4,998,000     $        --     $        --    $  5,000,000
Issuance during November 1995
  of warrants to purchase
  500,000 shares of Series B
  Common Stock...............          --       --       1,000,000              --              --       1,000,000
Capital contributions during
  December 1995 (Note 7).....          --       --         900,000              --              --         900,000
Net loss.....................          --       --              --              --      (1,894,000)     (1,894,000)
                               ----------    ------    -----------    ------------     ------------     ----------
Balance at December 31,
  1995.......................  20,000,000    2,000       6,898,000              --      (1,894,000)      5,006,000
Issuances of Series A Common
  Stock to founding
  stockholders during March
  1996 (unaudited)...........  19,960,000    2,000       4,988,000      (2,484,000)             --       2,506,000
Capital contributions during
  March 1996 (unaudited)
  (Note 7)...................          --       --       1,100,000              --              --       1,100,000
Issuance during March 1996 of
  warrants to purchase
  480,556 shares of Series B
  Common Stock (unaudited)...          --       --         150,000              --              --         150,000
Net loss (unaudited).........          --       --              --              --        (344,000)       (344,000)
                               ----------    ------    -----------    ------------     ------------     ----------
Balance at March 31, 1996
  (unaudited)................  39,960,000    $4,000    $13,136,000     $(2,484,000)    $(2,238,000)   $  8,418,000
                               ==========    ======    ===========    ============     ============     ==========

          See accompanying notes to consolidated financial statements.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND ITS CAPITAL RESOURCES

THE COMPANY

     NextWave Telecom Inc. ("NextWave" or the "Company") was incorporated on May 16, 1995. NextWave is the parent company of three wholly-owned subsidiaries, NextWave Personal Communications Inc. ("NextWave PCI"), TELE*Code Inc. ("TELE*Code"), and NextWave Wireless Inc. ("NextWave Wireless"). NextWave was formed to build and operate Personal Communications Services ("PCS") networks. NextWave PCI was formed to acquire PCS licenses obtained pursuant to the Federal Communications Commission's ("FCC") PCS auctions. TELE*Code was formed to provide CDMA-based products and engineering services to the Company and third parties through the development of products such as application-specific gateway servers for wireless networks and the provision of specialized radio network design services and tools. NextWave Wireless was formed to act as an operating company and parent company for additional subsidiaries to be formed for each of the Company's regions.

CAPITAL RESOURCES

     The Company is a development stage enterprise which has incurred net losses since inception. In order to implement its business plan, significant capital will be required to (i) meet the Company's obligation to the FCC, (ii) build out the PCS network infrastructure necessary to provide service and (iii) cover its operational expenses. The total bid by the Company in the FCC auction, which closed in May 1996, was $4,201,187,000, of which $79,225,000 was on deposit with the FCC as of December 31, 1995. An additional $130,834,000 was paid during May 1996 to meet the initial deposit requirement of $210,059,000; another deposit of $210,059,000 is required to be paid upon formal grant of the licenses to the Company, which management expects during 1996. The FCC has not yet granted any PCS licenses to the Company. The Company's PCS license applications are subject to challenges by various competing bidders and others, and in order for the PCS licenses to ultimately be granted to the Company, the FCC must determine that the Company is in compliance with all applicable FCC regulations, including foreign ownership restrictions and qualification as a small business. If the Company is found to be ineligible or is otherwise disqualified from holding PCS licenses, the FCC could impose substantial financial and regulatory penalties on it as well as refuse to grant the PCS licenses, which would preclude the Company from offering PCS services. The remaining $3,781,069,000 is to be paid pursuant to a U.S. Government loan to be made to the Company as of the date the PCS licenses are granted. Such loan will be payable quarterly with payments of interest only for the first six years after the grant of the licenses and then equal principal payments with interest in the seventh through tenth years after the grant of the licenses. The interest rate will be fixed at the 10-year Treasury Note rate at the date of license grant, resulting in quarterly interest-only payments, expected to commence during 1996, in the amount of approximately $65,000,000 during the first six years after the grant of the licenses based on the 10-year Treasury Note rate at date of grant (6.85% at May 31, 1996 (Note 11)). Management believes that the $86,000,000 raised through December 31, 1995, along with the proceeds from its recently closed private equity and debt offerings (Note 11), the equity and debt offerings planned for 1996, and the consummation of vendor financing necessary for network build-out (Note 10) will be adequate to meet its capital requirements through 1997. Management also believes that the Company will be awarded all PCS licenses for which it was named the winning bidder in the FCC auction and will be successful in meeting its operating plan to build out its PCS networks and commence providing PCS services by the end of 1997. If the Company is unsuccessful in securing these FCC licenses, it may pursue a strategy of license procurement through future FCC auctions and/or acquisitions.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL STATEMENT PREPARATION

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS

     Cash equivalents are highly liquid investments and consist of money market accounts purchased with maturities of three months or less and exclude FCC deposits and restricted amounts.

REVENUE RECOGNITION

     Consulting revenues are recognized as the services are performed. Revenues from long-term contracts are recognized using the percentage-of-completion method, primarily based on costs incurred to date compared to total estimated costs at completion. Estimated contract losses are recognized when identified. Amounts received in advance of performance under consulting arrangements are recorded as deferred revenue.

PROPERTY AND EQUIPMENT

     All property and equipment is stated at cost and depreciated using the straight-line method over its estimated useful life. Repair and maintenance costs are charged to expense as incurred.

INCOME TAXES

     Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred tax asset and/or liability is computed for both the expected future impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be "more likely than not" realized in future tax returns. Tax rate changes are reflected in the statement of operations in the period such changes are enacted.

PRO FORMA NET (LOSS) INCOME PER SHARE (UNAUDITED)

     Pro forma net (loss) income per share is computed based on the weighted average number of common shares and common stock equivalents outstanding during the respective periods after giving retroactive effect to the conversion, which occurred upon the closing of the FCC auction (Note 11), of all outstanding contingent stock purchase subscriptions (Note 4) and convertible notes payable (Note 5) into shares of Series B Common Stock. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, all common stock, stock warrants, stock options, and convertible notes payable issued since June 7, 1995 have been included as outstanding for all periods. Historical net (loss) income per share is not presented because such amounts are not deemed meaningful due to the significant change in the Company's capital structure that occurred in connection with the contingencies satisfied as a result of the closing of the FCC auction.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

DIVERSIFICATION OF CREDIT RISK

     The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company's policy is to place its cash and cash equivalents with high credit quality financial institutions in order to limit the amount of credit exposure. During the period ended and as of December 31, 1995, all consulting revenues and receivables were from one customer. No amount has been provided for allowances for uncollectible accounts receivable at December 31, 1995 as all amounts are considered by management to be fully collectible.

DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable net of allowance for doubtful accounts, restricted cash, deposits, accounts payable, accrued liabilities, advances from contingent stock purchase subscribers, and notes payable and capital leases approximate fair value because of the short maturities of these financial instruments.

LONG-LIVED ASSETS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " ("FAS 121"), which the Company adopted prospectively as required on January 1, 1996. Pursuant to this Statement, companies are required to investigate potential impairments of long-lived assets, certain identifiable intangibles, and associated goodwill, on an exception basis, when there is evidence that events or changes in circumstances indicate that an asset's carrying value may not be recoverable. An impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. The adoption of FAS 121 did not have a significant impact on the Company's financial position or results of operations.

STOCK-BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 was adopted by the Company as required for its 1996 financial statements and did not have a material effect on the Company's financial position or results of operations. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and will provide pro forma disclosures of net loss and net loss per share in its 1996 financial statements as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

INTERIM RESULTS (UNAUDITED)

     The accompanying balance sheet at March 31, 1996 and the related statements of operations, of cash flows and of changes in stockholders' equity for the three months ended March 31, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results of the interim period. The consolidated operating results for the three-month period ended March 31, 1996 are not necessarily indicative of the results to be expected for any other interim period or any future year. The data disclosed in these notes to consolidated financial statements as of such date and for this period are also unaudited.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3 -- COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                                  DEPRECIABLE LIFE   DECEMBER 31,
                                                                     (IN YEARS)          1995
                                                                  ----------------   ------------
    Property and equipment:
      Computers and related equipment...........................          3            $142,000
      Furniture and fixtures....................................          3               9,000
      Office equipment..........................................          3               5,000
                                                                                        156,000
    Less accumulated depreciation and amortization..............                        (14,000)
                                                                                       $142,000
    Accrued liabilities:
      Salaries, wages and vacation..............................                       $ 76,000
      Interest..................................................                        124,000
      Other.....................................................                        148,000
                                                                                       $348,000

     The Company leases computer equipment under non-cancelable capital leases. As of December 31, 1995, the total recorded value of leased equipment, net of accumulated amortization of $3,000, was $48,000.

NOTE 4 -- ADVANCES FROM CONTINGENT STOCK PURCHASE SUBSCRIBERS

     During November 1995, investors executed contingent stock subscription agreements to purchase in aggregate 12,000,000 shares of Series B Common Stock for $3.00 per share for aggregate gross proceeds in the amount of $36,000,000 and to participate, on a pro rata basis to their respective original contingent investments, in a warrant pool to purchase an aggregate of 7,959,999 shares of Series B Common Stock for $3.00 per share. Such warrants are exercisable from their date of issuance until a date one year following the closing of a firm commitment underwritten public offering of the Company's Series B Common Stock with aggregate gross proceeds of at least $20,000,000 and a number of shares issued which equates to at least 5% of the Company's then outstanding equity interests, on a fully diluted basis. If a warrant holder has not been able to exercise a warrant due to FCC ownership restrictions (Note 7), the exercise period of the warrant will be extended to 90 days after the date the warrant holder becomes able to exercise the warrant without violating the FCC restrictions. Pursuant to the respective subscription agreements, the issuance of the subscribed stock and warrants is contingent upon the satisfaction of certain conditions, including the receipt of certain minimum levels of equity commitments from investors and the Company's successful bid in the FCC auction and receipt of notification from the FCC that it was named the winning bidder for PCS licenses covering basic trading areas with a specified aggregate minimum population level (Note 11).

     During December 1995, the Company commenced another private placement of contingent subscription agreements to purchase shares of Series B Common Stock for $3.00 per share and to participate, on a pro rata basis with certain other investors, in a warrant pool to purchase an aggregate of 5,000,000 shares of Series B Common Stock for $3.00 per share. Such warrants are exercisable from their date of issuance until a date one year following the closing of a firm commitment underwritten public offering of the Company's Series B Common Stock with aggregate gross proceeds of at least $20,000,000 and a number of shares issued which equates to at least 5% of the Company's then outstanding equity interests, on a fully diluted basis. If a warrant holder has not been able to exercise a warrant due to FCC ownership restrictions (Note 7), the exercise period of the warrant will be extended to 90 days after the date the warrant holder becomes able to exercise the

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

warrant without violating the FCC restrictions. Pursuant to the respective subscription agreements, the issuance of the subscribed stock and warrants is contingent upon the satisfaction of certain conditions, including the receipt of certain minimum levels of equity commitments from investors and the Company's successful bid in the FCC auction and receipt of notification from the FCC that it was named the winning bidder for PCS licenses covering basic trading areas with a certain aggregate minimum population level. No investors executed these contingent stock subscription and warrant agreements during December 1995 (Note
11).

NOTE 5 -- NOTES PAYABLE, CAPITAL LEASES AND NOTES PAYABLE TO RELATED PARTY

                                                                             DECEMBER 31,
                                                                                 1995
                                                                             ------------
    Convertible note payable, $20,000,000 face value, due 45 days after the completion of the FCC auction or June 30, 1996, whichever is earlier, unsecured, net of $824,000 unamortized discount assigned to warrants.............................................................  $ 19,176,000
    Obligations under capital leases, bearing interest at 9.8% to 11.3%, monthly principal and interest payments of $2,348 through November
      1997.................................................................        48,000
                                                                              -----------
                                                                               19,224,000
      Less current portion.................................................   (19,200,000)
                                                                              -----------
                                                                             $     24,000
                                                                              ===========
    Notes payable to related party (Note 10), bearing interest at 6% per annum, due 30 days after the completion of the FCC auction, secured by substantially all of the assets of the Company....................  $ 25,000,000
                                                                              ===========

     The $20,000,000 face value unsecured note payable is convertible into a contingent stock subscription agreement to purchase up to 6,666,667 shares of Series B Common Stock for $3.00 per share. In connection with the $20,000,000 unsecured note payable, the Company committed to issue to the lender, in lieu of interest, warrants to purchase a total of 500,000 shares of Series B Common Stock for $3.00 per share (Note 11). These warrants expire during November 1998. The Company has assigned a value of $1,000,000 to these warrants and conversion rights based on an independent valuation, and this amount was recorded as a debt discount and is being amortized to interest expense over the term of the note payable (Note 11).

     $20,000,000 of the $25,000,000 notes payable (Note 10) is convertible into a contingent stock subscription agreement to purchase up to 6,666,667 shares of Series B Common Stock for $3.00 per share. The lender has the option to elect to receive as payment for approximately $398,000 of the $25,000,000 note payable, a promissory note in like amount which is convertible into 1,019,444 shares of Series C Common Stock for $0.39 per share, subject to certain anti-dilution adjustments (Note 11). This promissory note shall bear interest at 6.0% per annum and have a maturity date of three years after issuance. The remaining $4,602,000 of the $25,000,000 note payable is not convertible.

     At December 31, 1995, as required by the respective note payable and contingent stock purchase subscription agreements (Note 4), $79,225,000 of proceeds from the issuance of these instruments had been submitted to the FCC as a deposit in connection with the auction of licenses by the FCC and are classified as FCC deposits in the accompanying balance sheet, and the remaining $875,000 of the proceeds, net of $900,000 of capital contributions (Note 7), is restricted for the benefit of the holders of the note payable and contingent stock purchase subscription agreements pending the outcome of the FCC auction (Note 4).

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6 -- INCOME TAXES

     The Company has not recorded a provision for income taxes as it has generated a net operating loss for income tax purposes.

     Deferred tax assets are comprised of the following:

                                                                              DECEMBER 31,
                                                                                  1995
                                                                              ------------
    Net operating loss carry forwards.......................................   $  758,000
    Less valuation allowance................................................     (758,000)
                                                                                 --------
              Net deferred tax asset........................................   $       --
                                                                                 ========

     At December 31, 1995, the Company provided a deferred tax asset valuation allowance for deferred tax assets which management determined were not "more likely than not" to be realized. At December 31, 1995, the Company had net operating loss carryforwards for federal and state income tax reporting purposes in the amount of approximately $1,900,000. These federal and state net operating loss carryforwards expire during 2010 and 2003, respectively. Should a substantial change in the Company's ownership occur, there will be an annual limitation on the utilization of net operating loss carryforwards.

NOTE 7 -- CAPITAL STOCK

     The authorized capital stock of the Company consists of 500,000,000 shares of Common Stock, par value $0.0001 per share, of which 60,000,000, 278,980,556, and 1,019,444 shares have been designated as Series A, B, and C, respectively.

     All voting, dividend, conversion, and liquidation rights of the Company's capital stock as described below are subject to legal and administrative requirements of the FCC.

     The holders of the Series A Common Stock have the right to vote on all matters that come before the stockholders and shall have the right to vote, as a class, for a majority of the Board of Directors. The holders of Series B and C Common Stock have the right, voting together as a class, to elect the remaining directors but have no other voting rights other than with respect to certain actions of the Company as defined in its Restated Certificate of Incorporation. After the tenth anniversary of the date the FCC licenses are granted, each holder of Series B and C Common Stock shall be entitled to one vote per share on all matters submitted to a vote of the Company's stockholders.

     Holders of the Series A and B Common Stock shall be entitled to participate, on a pro rata basis, in preference to the holders of the Series C Common Stock, in dividends when and if declared by the Company's Board of Directors.

     In order to qualify as a small business in the entrepreneur's auction for PCS licenses, FCC Rules require that, for a period of three years from the date on which the Company receives its last license, a control group collectively own at least 25% of the Company's fully diluted equity and persons or entities meeting certain FCC qualifications own at least 15% of the Company's fully diluted equity. In order for the Company to remain eligible for the preferences afforded entrepreneur and small business bidders in the FCC auction (Note 1), a control group must, during the 10-year term of the PCS license, maintain the right to vote at least 50.1% of the Company's voting equity and exercise de facto control over the Company. Minimum total equity requirements may be satisfied by holding options or warrants. Series A Common Stock held by this control group is subject to certain anti-dilution provisions in order to maintain these minimum total equity requirements. These anti-dilution features provide for the Series A Common Stock to convert, at the then applicable conversion ratio as defined in the Restated Certificate of Incorporation, into Series B Common

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Stock and warrants to purchase shares of Series B Common Stock at the then fair market price. Upon the tenth anniversary of the date on which the Company receives its last license, all shares of Series A Common Stock shall automatically convert, at the then applicable conversion ratio, into Series B Common Stock and warrants to purchase Series B Common Stock at the then fair market price. Upon conversion of shares of Series A Common Stock, any accrued but unpaid dividends with respect to the shares of Series A Common Stock so converted will become payable. At the election of a majority interest of the holders of Series A Common Stock, Series A shares may be converted as described, and subject to the limitation set forth above.

     Any holder of Series C Common Stock may convert at a ratio of one share of Series C to one share of Series B, subject to certain anti-dilution provisions, upon the occurrence of certain events as outlined in the Restated Certificate of Incorporation. Pursuant to the Company's Restated Certificate of Incorporation, upon consummation of a qualified initial public offering of the Company's Common Stock (Note 4), all shares of Series C Common Stock will be automatically converted into shares of Series B Common Stock at this same conversion ratio.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series B Common Stock shall be entitled to receive, in advance of the holders of the Series A and C Common Stock, an amount per share equal to the sum of the price originally paid for each outstanding share of the Series B Common Stock and an amount equal to declared but unpaid dividends on such shares. The remaining assets of the Company, if any, are distributed to the holders of the Series C and A Common Stock, in that order, in amounts per share equal to the sum of the price originally paid for each outstanding share of the Series C or A Common Stock and an amount equal to declared but unpaid dividends on such shares. Thereafter, any amounts remaining shall be distributed on a pro rata basis among all holders of Series A, B, and C Common Stock.

     Pursuant to the contingent stock purchase subscription agreements (Note 4), up to $2,000,000 of the related proceeds shall be contributed to the Company's capital, through forgiveness of the related advance and note payable balances, in order to fund its operating expenses. As of December 31, 1995, $900,000 of proceeds were contributed to the Company's capital by the contingent stock purchase subscribers to fund the Company's operating expenses.

NOTE 8 -- EMPLOYEE BENEFIT PLANS

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

     Effective July 1, 1995, the Board of Directors of the Company adopted The NextWave Telecom Inc. 401(k) Retirement and Savings Plan (the "Plan"). Under the Plan, employees may contribute up to 15% of their salary, subject to annual limits. The Company may, at its discretion, match a portion of the employee contributions and make additional contributions based upon earnings. The Company made no matching contributions during the period ended December 31, 1995.

STOCK OPTION PLAN

     Effective September 30, 1995, the Company adopted the 1995 Stock Option Plan (the "Plan") whereby 15,000,000 shares of the Company's Series B Common Stock were reserved for issuance pursuant to nonqualified and incentive stock options to its officers, key employees, directors, and consultants. The Plan is administered by the Board of Directors or its designees and provides generally that, for incentive stock options and nonqualified stock options, the exercise price must not be less than 100% and 85%, respectively, of the fair market value of the shares for which the option is exercisable as determined by the Board of Directors at the date of grant. The options expire no later than ten years from the date of grant and generally vest ratably over a five-year period from the date of grant. As of December 31, 1995, no shares were exercisable under the Plan.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Transactions under the stock option plan during the period ended December 31, 1995 are summarized as follows:

                                                                           OPTIONS OUTSTANDING
                                                   SHARES AVAILABLE     -------------------------
                                                      FOR GRANT          SHARES          PRICE
                                                   ----------------     ---------     -----------
    Options outstanding at Plan inception             15,000,000               --              --
    Options granted..............................     (4,200,000)       4,200,000     $0.25-$0.28
    Options exercised............................             --               --              --
    Options canceled.............................             --               --              --
                                                      ----------        ---------
      Options outstanding at December 31, 1995...     10,800,000        4,200,000     $0.25-$0.28
                                                      ==========        =========

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     The Company leases office space and equipment under various operating and capital lease arrangements with terms ranging from one to two years. Rent expense for the period from May 16, 1995 (inception) to December 31, 1995 was $19,000. Future minimum rental commitments under non-cancelable operating and capital leases are as follows:

                                                                      OPERATING     CAPITAL
                                                                      ---------     -------
    1996............................................................   $23,000      $28,000
    1997............................................................        --       23,000
                                                                       -------      -------
                                                                       $23,000       51,000
                                                                       =======
    Less amount representing interest...............................                 (3,000)
                                                                                    -------
                                                                                    $48,000
                                                                                    =======

NOTE 10 -- CERTAIN RELATED PARTY TRANSACTIONS

     During 1995, the Company retained the services of a consulting firm, the president and founder of which is a director and Series A Common Stockholder of the Company. During the period ended December 31, 1995, the Company recorded consulting expenses of $120,000 related to the services received from this firm and had related accounts payable of $93,000 at December 31, 1995.

     During 1995, the Company received an advance related to a contingent stock purchase subscription agreement in the amount of $5,000,000 and issued notes payable in the aggregate amount of $25,000,000 (Note 5) to a certain investor, a director of which is also a director and Series A Common Stockholder of the Company. The full amount of the notes payable remained outstanding as of December 31, 1995. During the period ended December 31, 1995, the Company recorded interest expense of $124,000 related to the notes payable and had related interest payable of $124,000 at December 31, 1995.

     During November 1995, the Company entered into an equipment requirements agreement pursuant to which a vendor will supply certain infrastructure equipment to the Company. A member of the Board of Directors of the Company is also a Director of this vendor, which became a Series B Common Stockholder of the Company in May 1996. Pursuant to the terms of the agreement, the Company has committed to purchase from the vendor, at prices to be negotiated, certain infrastructure equipment for delivery beginning in the fourth quarter of 1996 and extending through 1997. The Company has also agreed to utilize and implement certain technology of the vendor and has a further obligation to purchase certain additional infrastructure equipment, at prices to be negotiated, for a period of five years from the effective date of the agreement.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11 -- SUBSEQUENT EVENTS

     During the period from January 1996 to May 1996, the Company issued contingent stock purchase subscription agreements for the purchase of 33,979,667 shares of Series B Common Stock for $3.00 per share for aggregate gross cash proceeds in the amount of $101,939,000 through March 31, 1996 and for the purchase of 32,389,792 shares of Series B Common Stock for $3.00 per share for aggregate gross cash proceeds in the amount of $106,410,000 during April and May 1996. The issuance of such stock is contingent upon the satisfaction of certain conditions (Note 4). These investors will participate, on a pro rata basis with certain other investors, in a warrant pool to purchase a total of 5,000,000 shares of the Company's Series B Common Stock for $3.00 per share (Note 4).

     During the period from January 1996 to May 1996, the Company issued to the founding stockholders of the Company 35,760,000 shares of Series A Common Stock at $0.25 per share for aggregate gross cash proceeds in the amount of $6,430,000 and promissory notes in the amount of $2,510,000. Of this amount, 19,960,000 shares for aggregate consideration of $4,990,000 were issued during the period from January 1996 to March 31, 1996, including 9,938,000 shares for aggregate consideration of $2,484,000 which were issued pursuant to subscription agreements outstanding as of March 31, 1996 with the related proceeds received during April 1996 and 15,800,000 shares for aggregate consideration of $3,950,000 were issued subsequent to March 31, 1996, including 10,041,995 shares for aggregate consideration of $2,510,000 which were issued pursuant to promissory note agreements which remain outstanding.

     During March 1996, a lender converted $15,000,000 of its original $25,000,000 note payable (Note 5) and another lender converted its entire $20,000,000 note payable into contingent stock purchase subscription agreements. The issuance of such stock is contingent upon the satisfaction of certain conditions (Note 4). As an inducement to convert, the holder of the $20,000,000 note payable was issued warrants to purchase a total of 480,556 shares of Series B Common Stock for $3.00 per share in connection with the execution of the subscription agreement. These warrants are exercisable for a period of three years from date of issuance. The Company has assigned a value of $150,000 to these warrants based on an independent valuation, and this amount was charged to expense. Of the $10,000,000 unconverted portion of the original $25,000,000 note payable, $9,602,000 was repaid during June 1996 and $398,000 was converted into a long-term note payable which is convertible into Series C Common Stock (Note
5).

     During April and May 1996, the Company issued $130,348,000 aggregate principal amount of Convertible Senior Subordinated Notes Due 2002 (the "Bridge Notes"). The Bridge Notes provide for a term of six years with an interest rate of two percent per annum for the first two years of the term of such notes and an interest rate of 12% per annum for the balance of the term. Each holder of Bridge Notes may convert all or any portion of such notes into shares of Series B Common Stock at any time commencing 150 days after the FCC auction closing date at a conversion price of $4.00 per share, subject to certain anti-dilution adjustments.

     The Company is obligated to prepay the Bridge Notes in connection with an issuance of high-yield debt securities and to issue certain warrants to the note holders. If the Company prepays such notes at any time on or prior to October 7, 1996, the Company shall issue warrants to purchase Series B Common Stock at $4.00 per share, subject to antidilution adjustments. The number of shares of Series B Common Stock issuable upon exercise of such warrants will be based on a formula set forth in the warrant agreement but shall not exceed 32,587,000. If the Company prepays such notes after October 7, 1996 but prior to the second anniversary of the issuance date of such notes, the number of shares issuable upon exercise of the warrants shall be 32,587,000. These warrants expire on the fifth anniversary of their issuance date. If the Company prepays the Bridge Notes at any time after April 9, 1998, the notes are subject to a call premium of $0.50 per each $1.00 of outstanding principal, increasing ratably $0.10 per year until 2002, and no warrants will be issued.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During April 1996, the Company adopted The NextWave Telecom Inc. Amended and Restated Stock Option Plan (the "Option Plan") under which 20,000,000 shares of Common Stock were reserved for issuance upon exercise or grant of stock options, stock bonuses, restricted stock or stock appreciation rights to employees, directors and consultants of the Company and its affiliates. The Option Plan amends and restates the Company's 1995 Stock Option Plan (Note 8), and all options previously granted as well as all options available for grant under the 1995 Stock Option Plan are subject to the terms and conditions of the Option Plan. The terms and conditions of previously granted options did not change upon adoption by the Company of the Option Plan. The Option Plan provides for grants of incentive stock options to employees (including officers and employee directors) of the Company and its affiliates, and non-statutory stock options to employees (including officers and employee directors), non-employee directors and consultants of the Company and its affiliates. The Option Plan also provides for the grant of stock bonuses, the sale of restricted stock and the grant of stock appreciation rights (in tandem with stock option grants or independently) to employees, directors and consultants of the Company and its affiliates.

     The terms of stock options granted under the Option Plan will be determined by the Compensation Committee of the Board of Directors. Stock options may be granted for periods of up to ten years at a price per share not less than the fair market value of the Company's Common Stock at the date of grant for incentive stock options and not less than 85% of the fair market value of the Company's Common Stock at the date of grant for nonstatutory stock options. The vesting provisions will provide for at least 20% vesting for each year of service.

     The terms of stock bonuses and restricted stock granted under the Option Plan will be determined by the Compensation Committee. The purchase price of restricted stock will not be less than 85% of the fair market value of the Common Stock on the date of sale.

     The terms of stock appreciation rights granted under the Option Plan will be determined by the Compensation Committee. Stock appreciation rights may be granted in tandem with the grant of a stock option or independently. A tandem stock appreciation right will expire upon the exercise of the corresponding stock option. If a tandem stock appreciation right is exercised, the corresponding stock option will expire. Independent stock option appreciation rights may be granted without regard to the grant of a stock option to the recipient. The appreciation distribution on an exercised stock appreciation right will be payable in cash or an equivalent number of shares of Common Stock based on the fair market value on the date of exercise. Through May 1996, no such stock appreciation rights had been granted.

     During the period from January to June 5, 1996, pursuant to the Company's stock option plans, the Company granted options to purchase 9,787,500 shares of Series B Common Stock with exercise prices ranging from $0.25 to $3.00 per share.

     During May 1996, the FCC announced that NextWave was the winning bidder in the FCC's C-Block Auction for PCS licenses in 56 basic trading areas. Upon this announcement, all conditions related to contingent stock purchase and subscription and warrant agreements (Notes 4 and 5) were satisfied, all related shares and warrants were issued, and all related restrictions on cash balances were removed. The purchase price of the PCS licenses from the U.S. Government will aggregate $4,201,187,000, of which $79,225,000 was on deposit with the FCC as of December 31, 1995, $130,834,000 was paid during May 1996, $210,059,000 is required to be paid upon formal grant of the licenses to the Company, which management expects during 1996, and the remaining $3,781,069,000 is to be paid pursuant to a loan, which will be payable quarterly with interest-only payments for the first six years after the grant of the licenses and then equal principal payments with interest in the seventh through tenth years after the grant of the licenses. The interest rate will be fixed at the 10-year Treasury Note rate at the date of license grant, resulting in quarterly interest-only payments, expected to commence during 1996, in the amount of approximately $65,000,000 during the first six years after the grant of the licenses (based on the 10-year Treasury Note rate of 6.85% at May 31, 1996).

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During May 1996, the Company issued $17,419,000 aggregate principal amount of convertible promissory notes to certain foreign investors. The convertible promissory notes convert automatically into shares of Series B Common Stock at a price of $3.00 per share at such time as conversion is permitted under the FCC's rules and regulations regarding foreign ownership. In the event the convertible promissory notes are not fully converted by the first anniversary date of the completion of the C-Block auction, each foreign shareholder shall have the right to demand repayment of the principal balance due under the convertible promissory notes together with interest due thereon, at a rate of six percent per annum. The convertible promissory notes otherwise become due upon the fifth anniversary of their issue.

     During June 1996, the Company issued a $10,000,000 convertible note payable. The note payable is convertible into shares of Series B Common Stock at $7.00 per share. Interest on this note payable is at the prime rate, and the principal and interest is payable on June 3, 1997, if the note payable has not yet been converted. In connection with the issuance of this note payable, the Company issued warrants to purchase 250,000 shares of Series B Common Stock at $3.00 per share to the lender. Such warrants are exercisable for a period of one year from the consummation of a qualified public offering (Note 4).

     During the period from January through April 1996, the Company performed consulting services for another company, the president and chief executive officer of which is the father of one of the Company's employees, who is the majority stockholder of another company that is a Series A Common Stockholder of the Company. During the three months ended March 31, 1996, the Company recorded consulting revenues and consulting costs in the amounts of $1,841,000 (unaudited) and $320,000 (unaudited), respectively, and had related accounts receivable of $1,841,000 (unaudited) outstanding as of March 31, 1996.

     Pursuant to stock purchase subscription agreements issued during May 1996, 4,620,300 shares of Series B Common Stock issued for $5.00 per share for aggregate gross cash proceeds in the amount of $23,102,000.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 12 -- UNAUDITED PRO FORMA BALANCE SHEET INFORMATION

     The following schedule sets forth the Company's unaudited historical, pro forma, and as adjusted for transactions expected to be consummated balance sheets as of March 31, 1996. The unaudited pro forma balance sheet as of March 31, 1996 is based on the historical balance sheet as of March 31, 1996, adjusted to give pro forma effect to certain financing activities of the Company, occurring subsequent to March 31, 1996, as described below, as if these events occurred as of March 31, 1996. The unaudited as adjusted for transactions expected to be consummated balance sheet as of March 31, 1996 is based on the unaudited pro forma balance sheet as of March 31, 1996, adjusted to give effect to the potential award of the FCC licenses to the Company.

     The unaudited pro forma and as adjusted for transactions expected to be consummated balance sheet information is not necessarily indicative of the financial position of the Company as of March 31, 1996 that would actually have existed if the events described above had occurred on March 31, 1996 nor are they necessarily indicative of the financial position that may be obtained in the future.

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                                                    UNAUDITED
                                                                                              UNAUDITED            AS ADJUSTED
                                           UNAUDITED                         UNAUDITED       ADJUSTMENTS         FOR TRANSACTIONS
                                           HISTORICAL      UNAUDITED         PRO FORMA     FOR TRANSACTIONS       EXPECTED TO BE
                                           MARCH 31,       PRO FORMA         MARCH 31,      EXPECTED TO BE         CONSUMMATED
                                              1996        ADJUSTMENTS           1996         CONSUMMATED          MARCH 31, 1996
                                          ------------   -------------      ------------   ----------------      ----------------
                                                             ASSETS
Current assets:
  Cash and cash equivalents.............  $  6,498,000   $ 106,410,000(1)   $105,529,000    $  (79,711,000)(8)    $   25,818,000
                                                    --      27,419,000(3)             --                --                    --
                                                    --      (9,602,000)(4)            --                --                    --
                                                    --       2,484,000(5)             --                --                    --
                                                    --     (29,120,000)(6)            --                --                    --
                                                    --       1,440,000(7)             --                --                    --
  Accounts receivable, net..............       180,000              --           180,000                --               180,000
  Accounts receivable from related
    party...............................     1,841,000              --         1,841,000                --             1,841,000
  Other current assets..................         3,000              --             3,000                --                 3,000
                                          ------------   -------------      ------------    --------------        --------------
        Total current assets............     8,522,000      99,031,000       107,553,000       (79,711,000)           27,842,000
Property and equipment, net.............       317,000              --           317,000                --               317,000
Restricted cash.........................   101,714,000     130,348,000(2)    130,348,000      (130,348,000)(8)                --
                                                    --    (101,714,000)(6)            --                --                    --
FCC Deposits............................    79,225,000     130,834,000(6)    210,059,000    $ (210,059,000)(8)                --
Capitalized FCC licenses................            --              --                --     4,201,187,000(9)      4,201,187,000
                                          ------------   -------------      ------------    --------------        --------------
                                          $189,778,000   $ 258,499,000      $448,277,000    $3,781,069,000        $4,229,346,000
                                          ============   =============      ============    ==============        ==============
                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................  $    229,000              --      $    229,000                --        $      229,000
  Accrued liabilities...................       596,000              --           596,000                --               596,000
  Advances from contingent stock
    purchase subscribers................   150,731,000   $(150,731,000)(1)            --                --                    --
  Advances from related party contingent
    stock purchase subscriber...........    19,769,000     (19,769,000)(1)            --                --                    --
  Notes payable and capital leases......        24,000              --            24,000                --                24,000
  Notes payable to related party........    10,000,000     (10,000,000)(4)            --                --                    --
                                          ------------   -------------      ------------    --------------        --------------
        Total current liabilities.......   181,349,000    (180,500,000)          849,000                --               849,000
Capital leases, less current portion....        11,000              --            11,000                --                11,000
Convertible senior subordinated notes
  payable...............................            --     130,348,000(2)    130,348,000                --           130,348,000
Convertible notes payable...............            --      27,419,000(3)     27,817,000                --            27,817,000
                                                    --         398,000(4)             --                --                    --
FCC license debt, less current
  portion...............................            --              --                --     4,201,187,000(9)      3,781,069,000
                                                    --              --                --      (420,118,000)(8)                --
                                          ------------   -------------      ------------    --------------        --------------
        Total liabilities...............   181,360,000     (22,335,000)      159,025,000     3,781,069,000         3,940,094,000
                                          ------------   -------------      ------------    --------------        --------------
Commitments and contingencies (Note 9)
Stockholders' equity:
  Common stock, $0.0001 par value,
    500,000,000 shares authorized:
    Series A, 60,000,000 shares
      designated: 39,960,000 shares
      issued and outstanding actual,
      55,760,000 shares issued and
      outstanding pro forma.............         4,000           2,000(7)          6,000                --                 6,000
    Series B, 278,980,556 shares
      designated: no shares issued or
      outstanding actual, 90,036,126
      shares issued and outstanding pro
      forma.............................            --           9,000(1)          9,000                --                 9,000
    Series C, 1,019,444 shares
      designated: no shares issued or
      outstanding actual or pro forma...            --              --                --                --                    --
  Paid-in capital.......................    13,136,000     276,901,000(1)    293,985,000                --           293,985,000
                                                    --       3,948,000(7)             --                --                    --
  Subscriptions receivable from
    founders............................    (2,484,000)      2,484,000(5)             --                --                    --
  Common stock notes receivable from
    founders............................            --      (2,510,000)(7)    (2,510,000)               --            (2,510,000)
  Deficit accumulated during development
    stage...............................    (2,238,000)             --        (2,238,000)               --            (2,238,000)
                                          ------------   -------------      ------------    --------------        --------------
        Total stockholders' equity......     8,418,000     280,834,000       289,252,000                --           289,252,000
                                          ------------   -------------      ------------    --------------        --------------
                                          $189,778,000   $ 258,499,000      $448,277,000    $3,781,069,000        $4,229,346,000
                                          ============   =============      ============    ==============        ==============

                             NEXTWAVE TELECOM INC.
                        (a development stage enterprise)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

UNAUDITED PRO FORMA ADJUSTMENTS
 _____________________________

     (1) To reflect issuances of Series B Common Stock for advances from contingent stock purchase subscriptions issued in the aggregate gross amount of $277,349,000 (net of $2,000,000 of capital contributions (Note 7)), comprised of stock subscriptions in the amount of $170,500,000, (net of unamortized debt discount of $439,000 and $2,000,000 of capital contributions (Note 7)) issued through March 31, 1996 and $106,410,000 issued subsequent to March 31, 1996, less these capital contributions.

     (2) To reflect issuances of Convertible Senior Subordinated Notes payable in the aggregate gross amount of $130,348,000. Such proceeds are restricted to be used only for payment of the second FCC license down payment (Note 1).

     (3) To reflect issuances of convertible promissory notes to foreign investors in the aggregate gross amount of $27,419,000.

     (4) To reflect repayment of $9,602,000 of the $10,000,000 note payable outstanding at March 31, 1996 with the remaining balance of $398,000 converted into a long-term convertible promissory note.

     (5) To reflect receipt of cash in the amount of $2,484,000 related to founders stock subscriptions receivable at March 31, 1996.

     (6) To reflect FCC license down payment made in the amount of $130,834,000 through payments of cash and cash equivalents and restricted cash (net of the deposit in the amount of $79,225,000 paid prior to March 31, 1996).

     (7) To reflect issuances of 15,800,000 shares of Series A Common Stock issued in the aggregate amount of $3,950,000, comprised of $1,440,000 in cash and $2,510,000 in the form of promissory notes, issued subsequent to March 31, 1996 to the founding stockholders of the Company.

UNAUDITED AS ADJUSTED FOR TRANSACTIONS EXPECTED TO BE CONSUMMATED ADJUSTMENTS
 _____________________________________________________________________

     (8) To reflect application of the initial FCC deposit in the amount of $210,059,000 against the FCC long-term debt and payment of the remaining FCC license down payment in the amount of $210,059,000.

     (9) To reflect capitalization as an intangible asset of FCC licenses awarded for an aggregate purchase price of $4,201,187,000 and related long-term debt payable to the FCC, (net of the down payments of $420,118,000) in the amount of $3,781,069,000 (without any related accrued interest). Capitalized FCC licenses will be amortized over their forty-year estimated useful lives, beginning on commencement of PCS services in the respective markets for which the related PCS licenses were granted. The Company has reflected the PCS licenses and related debt based on the anticipated terms of the planned transaction with the FCC. Accounting for the acquisition of these types of licenses and related debt has little precedent and as the accounting concepts for these types of transactions evolve, it may be appropriate to apply different concepts including, valuing the licenses and debt on the basis of a fair value risk-adjusted interest rate.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SERIES B COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPEC-
TUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................   10
Use of Proceeds.......................   21
Dividend Policy.......................   21
Dilution..............................   22
Capitalization........................   23
Selected Consolidated Financial
  Data................................   25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   26
The Wireless Telecommunications
  Industry............................   29
Business..............................   32
Regulation of The Wireless
  Telecommunications Industry.........   42
Management............................   48
Principal Stockholders................   55
Certain Relationships and Related
  Transactions........................   58
Description of Capital Stock..........   60
Certain Indebtedness..................   62
Shares Eligible for Future Sale.......   64
Underwriting..........................   65
Legal Matters.........................   66
Experts...............................   66
Additional Information................   66
Glossary of Selected Terms............   67
Index to Consolidated Financial
  Statements..........................  F-1

                            ------------------------

     UNTIL                     , 1996 (25 DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE SERIES B COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------
                                             SHARES

                                      LOGO

                             NEXTWAVE TELECOM INC.

                             SERIES B COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                              MERRILL LYNCH & CO.

                                LEHMAN BROTHERS

                            BEAR, STEARNS & CO. INC.

                       PRUDENTIAL SECURITIES INCORPORATED

                                  ING BARINGS
                                           , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of expenses incurred in connection with this Registration Statement. All such expenses will be paid by the Company.

    Securities and Exchange Commission registration fee.......................  $103,449
    NASD fee..................................................................    30,500
    NASDAQ NMS listing fee....................................................         *
    Legal fees and expenses...................................................         *
    Accounting fees and expenses..............................................         *
    Printing and engraving expenses...........................................         *
    Blue Sky fees and expenses................................................         *
    Miscellaneous expenses....................................................         *
                                                                                 -------
              TOTAL...........................................................         *
                                                                                 =======

- ---------------
* To be filed by amendment.

All of the above items are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware General Corporation Law, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended.

     The Company's Restated Certificate of Incorporation and Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company's Restated Certificate of Incorporation also provides that the Company shall, subject to its Bylaws, pay for or reimburse any expenses incurred by directors and officers in advance of the final disposition of proceedings for which the Company may be obligated to indemnify such director or officer, to the fullest extent permitted by Delaware law.

     In addition, the Company's Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Restated Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The Company also intends to enter into separate indemnification agreements with each of its directors to effectuate these indemnity provisions and to purchase director's and officer's liability insurance.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Series A Common Stock. The Company sold 55,760,000 shares of Series A Common Stock to certain investors from November 1995 to May 1, 1996, primarily to the Company's directors, officers and employees or entities controlled by the Company's directors, employees or officers. The shares of Series A Common Stock were sold for a purchase price of $0.25 per share, for an aggregate consideration of $13,940,000, $11,429,551 of which was paid in cash and $2,510,449 of which was paid in promissory notes issued by the holders of the Series A Common Stock to the Company. In connection with the sales of Series A Common Stock, the Company has relied on an exemption from registration under Rule 506 promulgated under Regulation D of the Securities Act. The sales of Series A Common Stock were effected through a private placement solely to a limited number of the Company's founders, without general solicitation or advertising and without brokers or placement agents.

     Series B Common Stock.  On May 6, 1996, the Company consummated the sale of shares of Series B Common Stock in a private placement to institutional investors, venture capital firms and a limited number of individual investors. The shares of Series B Common Stock were sold for $3.00 per share, for an aggregate consideration of $252,059,116, all of which was paid in cash. Subscriptions were placed in escrow and released upon the announcement of the winning bidders in the C-Block Auction. In connection with the private placement of the Series B Common Stock, the Company also issued an aggregate of 13,000,000 warrants to purchase shares of Series B Common Stock at an exercise price of $3.00 per share (the "Series B Warrants"). In addition, the Company
also issued $          aggregate principal amount of convertible promissory
notes ("Convertible Promissory Notes") to certain foreign investors, which will convert automatically into shares of Series B Common Stock at a conversion price of $3.00 per share upon additional issuances of equity interests by the Company to domestic investors, thereby permitting additional foreign ownership of the Company's equity interests under the FCC's rules. The Company has paid $9,500,000 in fees to placement agents, including principally ING Barings (U.S.) Incorporated, in connection with the sale of such shares of Series B Common Stock. In connection with the sales of Series B Common Stock, Series B Warrants and Convertible Promissory Notes, the Company has relied on an exemption from registration under Rule 506 promulgated under Regulation D of the Securities Act. The sales of Series B Common Stock, Series B Warrants and Convertible Promissory Notes were effected through a private placement to a limited number of institutional investors, venture capital firms, strategic investors and other investors without any general solicitation or advertising, and otherwise in the manner contemplated by Regulation D.

     Pursuant to a letter agreement dated May 6, 1996, the Company sold to Robert Kramer, an executive officer of the Company, 200,000 shares of Series B Common Stock for $3.00 per share for a total consideration of $600,000, for which Mr. Kramer paid the par value per share in cash and the remaining purchase price by delivering a non-recourse promissory note of approximately $600,000 secured by the shares. The Company relied upon the exemption from registration under Section 4(2) of the Securities Act for this transaction.

     Pursuant to subscription agreements dated as of May 31, 1996, the Company sold an additional 4,620,300 shares of Series B Common Stock in a private placement to five investors with close personal ties to the President of the Company, without any general solicitation or advertising and without brokers or placement agents. The shares of Series B Common Stock were sold for $5.00 per share, for an aggregate consideration of $23,101,500. In connection with these sales of Series B Common Stock, the Company has relied on an exemption from registration under Rule 506 promulgated under Regulation D of the Securities Act.

     Other Convertible Debt. In November 1995, the Company entered into a convertible loan agreement with QUALCOMM to borrow $25,000,000, of which $397,800 was convertible into a promissory note which is convertible at $0.39 per share into 1,019,443 shares of Series C Common Stock (which shall become rights to acquire Series B Common Stock after the Stock Offering) QUALCOMM exercised its right to convert the portion of the loan into a convertible promissory note convertible into Series C Common Stock in May 1996, and the Company issued such note. The Company relied upon an exemption from registration under Section 4(2) of the Securities Act in connection with this transaction.

     In February 1996, the Company entered into a convertible loan agreement with LG InFoComm Inc. ("LG"), pursuant to which LG committed to loan up to $10,000,000 to the Company, which loan is convertible into shares of Series B Common Stock at a conversion price of $7.00 per share. Upon LG's funding the loan on June 3, 1996, the Company issued warrants to purchase 250,000 shares of Series B Common Stock at an exercise price of $4.00 per share, pursuant to the terms of the convertible loan agreement. The Company relied upon an exemption from registration under Section 4(2) of the Securities Act in connection with this transaction.

     PECO Note and Warrants. On November 20, 1995, the Company and Philadelphia Energy Co. ("PECO") entered into a loan agreement pursuant to which the Company borrowed $20,000,000 and issued 500,000 warrants to purchase shares of Series B Common Stock at an exercise price of $3.00 per share. The Company relied upon an exemption from registration under Section 4(2) of the Securities Act in connection with this transaction.

     Bridge Notes. On April 8, 1996, and on subsequent closing dates through May 22, 1996, the Company issued $130,348,000 aggregate principal amount of Convertible Senior Subordinated Notes due 2002 (the "Bridge Notes") to a limited number of institutional investors, venture capital firms and individual investors, without any general solicitation or advertising. The Company will pay approximately $2 million in placement agent fees to CIBC/Wood Gundy Securities, Inc. in connection with the placement of the Bridge Notes. In connection with the sale of the Bridge Notes, the Company has relied on an exemption from registration under Rule 506 promulgated under Regulation D of the Securities Act.

     Stock Options; Warrants. The Company has granted stock options under the Amended and Restated Stock Option Plan since its inception. For a description of these options to employees of the Company, see "Management." The Company relied upon Rule 701 under the Securities Act. In addition, the Company issued warrants to purchase 28,560 shares of Series B Common Stock at $4.00 per share to one party in connection with financial advisory services rendered in May 1996. The Company relied upon the exemption from registration under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

EXHIBIT
NUMBERS                                  DESCRIPTION OF EXHIBIT
- -------   ------------------------------------------------------------------------------------
   1.1    Form of Purchase Agreement.(2)
   3.1    Restated Certificate of Incorporation of Registrant.(2)
   3.2    Bylaws of Registrant, as currently in effect.(2)
   4.1    Form of Common Stock Certificate.(2)
   4.2    Amended and Restated Series A Shareholders Agreement between the Company and the holders of Series A Common Stock dated as of November 15, 1995.(1)
   4.3    Form of Convertible Promissory Note issued to foreign investors convertible into
          Series B Common Stock.(1)
   4.4    Form of Warrants to Purchase Series B Common Stock.(1)
   4.5    Registration Rights with purchasers of Series B Common Stock, Warrants and
          Convertible Promissory Notes.(1)
   4.6    Securities Purchase Agreement dated as of April 9, 1996 between the Company and purchasers of the Bridge Notes, together with form of Bridge Notes, Warrants and
          Registration Rights.(1)
   4.7    Escrow Agreement dated as of April 9, 1996 by and among the Company, Chemical Bank and the purchasers of the Bridge Notes.(1)
   4.8    Amended and Restated Stockholders' Voting Agreement dated as of November 30,
          1995.(1)
   4.9    Loan Agreement dated as of February 23, 1996 between the Company and LG InfoComm,
          Inc.(1)
   5.1    Opinion of Latham & Watkins.(2)
  10.1    Agreement dated as of March 12, 1996 between the Company and LCC, LLC.(1)
  10.2    Amended and Restated Stock Option Plan.(1)
  10.3    Form of Incentive Stock Option under the Plan.(1)
  10.4    Form of Nonstatutory Stock Option Agreement.(1)
  10.5    Promissory Note, together with Stock Pledge Agreement, from Navation, Inc.(2)
  10.6    Promissory Note, together with Stock Pledge Agreement, from Freedom Mobility Inc.(2)
  10.7    Promissory Note, together with Stock Pledge Agreement, from Robert Kramer.(2)
  10.8    Promissory Note from Gene Welsh.(2)
  11.1    Calculation of Pro Forma Net Loss Per Share (Unaudited).(1)
  21.1    Subsidiaries of Registrant.(1)
  23.1    Consent of Price Waterhouse LLP, Independent Accountants.(1)
  23.2    Consent of Latham & Watkins to be contained in Exhibit 5.1.
  24.1    Power of Attorney (contained on signature page).
  27.1    Financial Data Schedule(1)

- ---------------
(1) Filed herewith.

(2) To be filed by amendment.

     (b) Financial Statement Schedules -- All required information is set forth in the consolidated financial statements included in the Prospectus constituting part of this Registration Statement.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on June 6, 1996.

                                          NEXTWAVE TELECOM INC.

                                          By: /s/ ALLEN B. SALMASI

                                            ------------------------------------
                                            Allen B. Salmasi
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Allen B. Salmasi, Janice I. Obuchowski and Frank A. Cassou, his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                  TITLE                      DATE
- ------------------------------------------    -------------------------------    --------------
/s/ ALLEN B. SALMASI                          President, Chief Executive         June 6, 1996
- ------------------------------------------    Officer and Director
Allen B. Salmasi
/s/ GENE M. WELSH                             Senior Vice President, Finance     June 6, 1996
- ------------------------------------------    and Chief Financial Officer
Gene M. Welsh                                 (Chief Financial and Accounting
                                              Officer)
/s/ JANICE I. OBUCHOWSKI                      Vice Chairman, Executive Vice      June 6, 1996
- ------------------------------------------    President and Director
Janice I. Obuchowski
/s/ KEVIN M. FINN                             Senior Vice President and          June 6, 1996
- ------------------------------------------    Director
Kevin M. Finn
/s/ NICOLE N. SALMASI                         Treasurer and Director             June 6, 1996
- ------------------------------------------
Nicole N. Salmasi

                                 EXHIBIT INDEX

     The following exhibits are filed as part of this Form S-1 Registration Statement.

EXHIBIT
NUMBERS                                   DESCRIPTION OF EXHIBIT
- -------     ----------------------------------------------------------------------------------
   1.1      Form of Purchase Agreement.(2)
   3.1      Restated Certificate of Incorporation of Registrant.(2)
   3.2      Restated Bylaws of Registrant, as currently in effect.(2)
   4.1      Form of Common Stock Certificate.(2)
   4.2      Amended and Restated Series A Shareholders Agreement between the Company and the holders of Series A Common Stock dated as of November 15, 1995.(1)
   4.3      Form of Convertible Promissory Note issued to foreign investors convertible into
            Series B Common Stock.(1)
   4.4      Form of Warrants to Purchase Series B Common Stock.(1)
   4.5      Registration Rights with purchasers of Series B Common Stock, Warrants and
            Convertible Promissory Notes.(1)
   4.6      Securities Purchase Agreement dated as of April 9, 1996 between the Company and purchasers of the Bridge Notes, together with form of Bridge Notes, Warrants and
            Registration Rights.(1)
   4.7      Escrow Agreement dated as of April 9, 1996 by and among the Company, Chemical Bank and the purchasers of the Bridge Notes.(1)
   4.8      Amended and Restated Stockholders' Voting Agreement dated as of November 30,
            1995.(1)
   4.9      Loan Agreement dated as of February 23, 1996 between the Company and LG InfoComm,
            Inc.(1)
   5.1      Opinion of Latham & Watkins.(2)
  10.1      Agreement dated as of March 12, 1996 between the Company and LCC, LLC.(1)
  10.2      Amended and Restated Stock Option Plan.(1)
  10.3      Form of Incentive Stock Option under the Plan.(1)
  10.4      Form of Nonstatutory Stock Option Agreement.(1)
  10.5      Promissory Note, together with Stock Pledge Agreement, from Navation, Inc.(2)
  10.6      Promissory Note, together with Stock Pledge Agreement, from Freedom Mobility,
            Inc.(2)
  10.7      Promissory Note, together with Stock Pledge Agreement, from Robert Kramer.(2)
  10.8      Promissory Note from Gene Welsh.(2)
  11.1      Calculation of Pro Forma Net Loss Per Share (Unaudited).(1)
  21.1      Subsidiaries of Registrant.(1)
  23.1      Consent of Price Waterhouse LLP, Independent Accountants.(1)
  23.2      Consent of Latham & Watkins (to be contained in Exhibit 5.1).
  24.1      Power of Attorney (contained on signature page).
  27.1      Financial Data Schedule(1)

- ---------------
(1) Filed herewith.
(2) To be filed by amendment.